SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Ranchgate Energy Inc.
(Name of Subject Company)

Ranchgate Energy Inc.
(Translation of Subject Company's Name into English (if applicable))

Province of Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Clear Energy Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Steve Bjornson
Suite 2900, 400 – 4th Avenue S.W.
Calgary, Alberta T2P 4H2 Canada
(403) 410-3100
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 25, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Offer and Circular
Letter of Transmittal
Notice of Guaranteed Delivery

Item 2. Informational Legends

See cover page of the Offer and Circular dated June 25, 2004

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Clear Energy Inc. concurrently with this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEAR ENERGY INC.

Dated: June 25, 2004

Name: Jeffrey S. Boyce
Title: President and
Chief Executive Officer

C:\Documents and Settings\jboyce\Local Settings\Temporary Internet Files\OLKC\Tender Rights Offering Notification Form.doc

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your financial, legal or other professional advisor. No securities regulatory authority in Canada or the United States of America has expressed an opinion about the securities offered hereunder and it is an offence to claim otherwise. The securities being offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless the issuance of such securities is permitted under applicable securities laws without being registered or qualified for issuance or an exemption therefrom is available.

June 25, 2004

OFFER TO PURCHASE
All of the outstanding common shares
of

RANCHGATE ENERGY INC.

on the basis of 0.386 of a Clear Energy Share
for each Ranchgate Share

This Offer is for all Ranchgate Shares presently outstanding, including all Ranchgate Shares which may be issued on the exercise of outstanding options, warrants or other rights to purchase Ranchgate Shares. The Offer is open for acceptance at any time prior to 4:00 p.m. (Calgary time) on August 3, 2004 unless withdrawn or extended. The Offer may be withdrawn if, among other conditions, at the expiry of the Offer Period, less than 90% of the outstanding Ranchgate Shares (calculated on a "**diluted basis**", as defined herein), other than Ranchgate Shares owned on the date of the Offer by Clear Energy, its associates and affiliates (as defined in the *Business Corporations Act* (Alberta)), have been deposited under the Offer and not withdrawn. This condition and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer."

THE BOARD OF DIRECTORS OF RANCHGATE HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE RANCHGATE SHAREHOLDERS, IS IN THE BEST INTERESTS OF RANCHGATE AND THE RANCHGATE SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT RANCHGATE SHAREHOLDERS ACCEPT THE OFFER

Shareholders who intend to accept the Offer should deposit their Ranchgate Share certificates, together with the enclosed Letter of Transmittal, properly completed and executed in accordance with the instructions in the Letter of Transmittal at any of the offices of the Depositary listed in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner and Time of Acceptance - Procedure for Guaranteed Delivery". Persons whose Ranchgate Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Ranchgate Shares if they wish to accept the Offer.

THE DEPOSITARY FOR THE OFFER IS:

Valiant Trust Company

THE SOLICITING DEALERS AND INFORMATION AGENTS FOR THE OFFER ARE:

FirstEnergy Capital Corp. and GMP Securities Ltd.

Questions and requests for assistance may be directed to the Soliciting Dealers and Information Agents or the Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request without charge from those persons at their respective offices shown in the Letter of Transmittal and on the last page of this document.

The Clear Energy Shares are listed and posted for trading on the TSX under the symbol "CEN". The Ranchgate Shares are listed and posted for trading on the TSX under the symbol "ROG". On June 10, 2004, the last full day on which the Clear Energy Shares and Ranchgate Shares traded prior to public announcement of the proposed acquisition of Ranchgate Shares by Clear Energy, the closing price of the Clear Energy Shares on the TSX was $3.75 and the closing price of the Ranchgate Shares on the TSX was $1.15. Based on the June 10, 2004 closing of Clear Energy Shares, the Offer price represents a 26% premium over the June 10, 2004 closing price of the Ranchgate Shares. On June 24, 2004, the closing price of the Clear Energy Shares on the TSX was $3.60 and the closing price of the Ranchgate Shares on the TSX was $1.35.

(cover page continued on the following page)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Neither the United States Securities and Exchange Commission (the "SEC") nor any state securities commission has passed upon the accuracy or adequacy of the Offer to Purchase and the Circular. Any representation to the contrary is a criminal offence.

The Offer is made by a Canadian issuer in accordance with Canadian law and the disclosure requirements of Canada. Holders of Ranchgate Shares should be aware that such requirements are different from the disclosure requirements in the United States. Financial statements included in this document have been prepared in accordance with Canadian accounting standards, which may not be comparable to the financial statements of United States companies.

The enforcement by investors of rights and civil liabilities under United States federal securities laws may be affected adversely by the fact that Clear Energy is incorporated under the laws of the Province of Alberta, that its officers and directors are residents of Canada and that all or a substantial portion of the assets of Clear Energy and of said persons may be located outside the United States. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

Shareholders should be aware that Clear Energy or its affiliates, directly or indirectly, may bid for or make purchases of the Ranchgate Shares subject to the Offer or certain related securities during the period of the Offer, as permitted by applicable laws or regulations of Canada or its provinces or territories.

Shareholders should be aware that a tender of Ranchgate Shares under the Offer by, or the acquisition by Clear Energy or its affiliates of Ranchgate Shares from, a holder of Ranchgate Shares may have tax consequences both in the United States and Canada. Such consequences for Shareholders who are resident in or citizens of the United States are not fully described herein. Such Shareholders are urged to consult their own tax advisors.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Offer and Circular, including the financial statements included therein, constitute forward-looking statements and are prospective. These statements relate to future events or Clear Energy's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek" , "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Offeror believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements speak only as of the date of this Offer and Circular. The Offeror does not intend, and does not assume any obligation, to update these forward-looking statements. See "Forward-Looking Statements" in the Circular.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits of Ranchgate Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Clear Energy or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

TABLE OF CONTENTS

ABBREVIATIONS AND DEFINITIONS

In the Offer and the Circular, the abbreviations set forth below have the following meanings:

"bbls"	barrels	**"mcf"**	1,000 cubic feet
"bbls/d"	barrels per day	**"mcf/d"**	1,000 cubic feet per day
"bcf"	1,000,000,000 cubic feet	**"mmbbls"**	1,000,000 barrels
"boe"	barrels of oil equivalent	**"MMBTU"**	one million British Thermal Units
"boe/d"	barrels of oil equivalent per day	**"mmcf"**	1,000,000 cubic feet
"bopd"	barrels of oil per day	**"mmcf/d"**	one million cubic feet per day
"m3"	cubic metre volume	**"mstb"**	1,000 stock tank barrels
"mbbls"	1,000 barrels	**"NGLs"**	natural gas liquids
"mboe"	1,000 barrels of oil equivalent		

Note: For the purposes of this document, 6 mcf of natural gas and 1 bbl of NGLs each equal 1 bbl of oil, such conversion not being based on either price or energy content.

In the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the capitalized terms set forth below have the following meanings:

"ABCA" means the *Business Corporations Act* (Alberta) and the regulations thereto, as the same may be amended from time to time;

"Affiliate" has the meaning ascribed thereto in the *Securities Act* (Alberta), except as otherwise provided;

"Applicable Laws" means all applicable securities laws, rules of applicable stock exchanges and applicable corporation, competition and regulatory laws;

"ARTC" means the Alberta royalty tax credit;

"Associate" has the meaning ascribed thereto in the *Securities Act* (Alberta), except as otherwise provided;

"Business Day" means any day, other than a Saturday, Sunday or Canadian federal or Alberta provincial holiday, on which banks are open for business in the City of Calgary, in the Province of Alberta;

"Circular" means the offering circular of Clear Energy that accompanies and forms part of the Offer and which is attached hereto;

"Clear Energy" or the **"Corporation"** means Clear Energy Inc., a corporation incorporated under the ABCA;

"**Clear Energy Assets**" means those assets acquired from Vermilion Resources Ltd. by Clear Energy pursuant to the Plan of Arrangement (as defined and described on page A-1 of Appendix A attached hereto);

"Clear Energy Shares" or **"Common Shares"** means the common shares in the capital of Clear Energy;

"Depositary" means Valiant Trust Company at the offices specified in the Letter of Transmittal;

"Depositing Shareholder" means a Shareholder tendering Ranchgate Shares in acceptance of the Offer;

"**diluted basis**" means with respect to the Ranchgate Shares, such number of outstanding Ranchgate Shares calculated at any time assuming that all outstanding options, warrants and rights to purchase Ranchgate Shares have been exercised;

"Directors' Circular" means the circular prepared by the board of directors of Ranchgate to be sent to all Shareholders in connection with the Offer;

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States);

"Expiry Time" means 4:00 p.m. (Calgary time) on August 3, 2004, or such later time and date or times and dates as may be fixed by Clear Energy from time to time pursuant to Section 6 of the Offer, "Extension and Variation of the Offer", or such time at which the Offer is withdrawn;

"Foreign Jurisdiction" means any jurisdiction other than Canada, its provinces and territories;

"GLJ" means Gilbert Laustsen Jung Associates Ltd., independent petroleum engineers of Calgary, Alberta;

"GLJ Report" means the evaluation by GLJ of Clear Energy's proved and probable reserves associated with Clear Energy's oil and natural gas properties as at December 31, 2003 in a report dated January 31, 2004;

"Initial Take-up Date" means the date that Clear Energy first takes up and pays for Ranchgate Shares pursuant to the Offer;

"Letter of Transmittal" means the letter of acceptance and transmittal for use in connection with the Offer in the form enclosed herewith which accompanies the Offer and which is incorporated into and forms part of the Offer;

"Material Adverse Change" or "Material Adverse Effect" means, when used in connection with a corporation, any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects, or privileges, whether contractual or otherwise, of the corporation, which is materially adverse to the business, operations or financial condition of the corporation, considered as a whole other than a change or effect (i) which has been publicly disclosed or otherwise disclosed in writing by the corporation to the other corporation prior to the date hereof, (ii) resulting from conditions affecting the oil and gas exploration and production industry as a whole, or (iii) resulting from general economic, financial, currency exchange, securities, or commodity market conditions (including, without limitation the prices of oil and gas) in Canada, the United States or elsewhere;

"Minimum Condition" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, "Conditions of the Offer";

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery for use in connection with the Offer in the form enclosed herewith which accompanies the Offer and which is incorporated into and forms part of the Offer;

"Offer" means the offer by Clear Energy to purchase all of the outstanding Ranchgate Shares, the terms and conditions of which are set forth in the attached Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery;

"Offer Period" means the period commencing on June 26, 2004 and ending at the Expiry Time;

"PNG" means petroleum, natural gas and related hydrocarbons;

"Pre-Acquisition Agreement" means the pre-acquisition agreement dated as of June 10, 2004 between Clear Energy and Ranchgate;

"Pre-Tender Agreements" means the agreements between Clear Energy and each of the Tendering Shareholders pursuant to which: (i) the Tendering Shareholders have agreed to tender to the Offer on or before the Expiry Time and not withdraw (subject to certain rights to withdraw such Ranchgate Shares from the Offer) their Ranchgate Shares; and (ii) holders of Ranchgate Options, Ranchgate Warrants and other rights to purchase Ranchgate Shares have agreed to tender to the Offer on or before the Expiry Time and not withdraw (subject to certain rights to withdraw such Ranchgate Shares from the Offer) all the Ranchgate Shares that may be issued pursuant to the exercise, conversion or surrender and termination, as the case may be, of Ranchgate Options, Ranchgate Warrants or other rights to purchase Ranchgate Shares;

"Ranchgate" means Ranchgate Energy Inc., a corporation incorporated under the ABCA;

"Ranchgate Options" means the options to purchase Ranchgate Shares granted pursuant to Ranchgate's stock option plan which as of the date hereof entitle the holders thereof to acquire an aggregate of 2,578,891 Ranchgate Shares;

"Ranchgate Shares" means the common shares in the capital of Ranchgate as constituted on the date hereof;

"Ranchgate Warrants" means the warrants to purchase Ranchgate Shares which entitle the holders thereof to acquire an aggregate of 150,000 Ranchgate Shares at an exercise price of $0.95 per share, of which warrants to purchase 75,000 Ranchgate Shares expire May 1, 2005 and warrants to purchase 75,000 Ranchgate Shares expire June 1, 2005;

"Securities Authorities" means the appropriate securities commissions or securities regulatory authorities in Canada and each of the provinces and territories thereof and in the United States and each of the states thereof;

"Shareholder" means a holder of Ranchgate Shares;

"**Soliciting Dealers and Information Agents**" means FirstEnergy Capital Corp. and GMP Securities Ltd.;

"**Stock Option Plan**" means the incentive stock option plan established by the directors of Clear Energy for its directors, officers, employees and consultants under which Clear Energy may grant options to acquire Clear Energy Shares;

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto under the section of the Circular entitled "Acquisition of Ranchgate Shares Not Deposited and Appraisal Rights - Subsequent Acquisition Transaction";

"**Subsequent Take-up Date**" means each date after the Initial Take-up Date that Clear Energy takes up and acquires Ranchgate Shares pursuant to the Offer;

"**Subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**Tendering Shareholders**" means those directors, officers and shareholders of Ranchgate who executed and delivered Pre-Tender Agreements to Clear Energy;

"**TSX**" means the Toronto Stock Exchange;

"**Tweedie Property**" means those natural gas assets located in the Tweedie Area in northeastern Alberta acquired by Ranchgate for $22 million, subject to adjustments;

"**United States**" or "**U.S.**" mean the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"**WTI**" means West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.

CURRENCY

In this Offer, the Circular and the Letter of Transmittal, references to "dollars" and "$" are expressed in Canadian currency.

INTERPRETATION

Words importing the singular number only include the plural and vice versa and words importing the masculine, feminine or neuter gender include the other genders.

SUMMARY

The following is only a summary of selected information contained in the attached Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and is qualified in its entirety by the more detailed information and provisions contained in those documents. Shareholders are urged to read the Offer and the Circular in their entirety.

The Offer

Clear Energy hereby offers to purchase, on and subject to the terms and conditions set forth in this Offer, all outstanding Ranchgate Shares at a purchase price to be payable for each Ranchgate Share of 0.386 of a Clear Energy Share:

THE BOARD OF DIRECTORS OF RANCHGATE HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE RANCHGATE SHAREHOLDERS, IS IN THE BEST INTERESTS OF RANCHGATE AND THE RANCHGATE SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT RANCHGATE SHAREHOLDERS ACCEPT THE OFFER.

No fractional Clear Energy Shares will be issued. In lieu of fractional Clear Energy Shares, each Shareholder accepting the Offer that would otherwise receive a fraction of Clear Energy Share will receive the next higher whole number of Clear Energy Shares. If a Shareholder (registered or beneficial) deposits more than one certificate for Ranchgate Shares which are taken up under the Offer, the consideration paid to such Shareholder will be computed on the basis of the aggregate number of Ranchgate Shares deposited by such Shareholder.

The Offer is made only for the Ranchgate Shares and is not made for any options, warrants, rights or conversion rights to purchase such securities or for any securities convertible into Ranchgate Shares. Any holder of such securities who wishes to accept the Offer should exercise the options, warrants, rights or conversion rights in order to obtain certificates representing Ranchgate Shares and deposit them in accordance with the Offer.

The obligation of Clear Energy to take up and pay for Ranchgate Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

Time for Acceptance

The Offer is open for acceptance until 4:00 p.m. (Calgary time) on August 3, 2004, unless withdrawn or extended by Clear Energy. See Section 3 of the Offer, "Manner and Time of Acceptance".

Clear Energy

Clear Energy is engaged in the exploration for, and the development and production of, crude oil and natural gas. All of Clear Energy's current operations are in the provinces of Alberta and Saskatchewan. Clear Energy is a corporation incorporated under the ABCA with its head office at Suite 2900, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4. The Clear Energy Shares are listed and posted for trading on the TSX under the trading symbol "CEN".

Recent Developments

On June 11, 2004, Clear Energy announced that it entered into a financing agreement with a syndicate of underwriters led by FirstEnergy Capital Corp. and including GMP Securities Inc., Tristone

Capital Inc., Salman Partners Inc., and Canaccord Capital Corporation on a firm bought deal basis for aggregate proceeds of $15.1 million whereby Clear Energy would issue 4,200,000 Common Shares at a price of $3.60 per share. This private placement offering was subsequently increased to 7,000,000 Common Shares for aggregate gross proceeds of $25,200,000 and is expected to close on or about June 30, 2004. See "Appendix A - Information Concerning Clear Energy Inc. - Development of the Business - Recent Developments".

Ranchgate

As indicated by publicly available information and information supplied to Clear Energy by Ranchgate, Ranchgate is engaged in the exploration for, and the development and production of, crude oil and natural gas with current operations primarily in the provinces of Alberta and Saskatchewan. Ranchgate is a corporation incorporated under the ABCA with its head office at Suite 500, 815 - 8th Avenue S.W., Calgary, Alberta, T2P 3P2. The Ranchgate Shares are listed and posted for trading on the TSX under the trading symbol "ROG".

Purpose of the Offer

The purpose of the Offer is to enable Clear Energy to acquire, directly or indirectly, all of the Ranchgate Shares in order to combine the operations of Clear Energy and Ranchgate to create a larger, more diversified entity. See the section of the Circular entitled "Offer for Ranchgate Shares - Purpose of the Offer".

Acquisition of Ranchgate Shares Not Deposited

If Clear Energy acquires not less than 90% of the Ranchgate Shares, Clear Energy may acquire the remaining Ranchgate Shares pursuant to the compulsory acquisition provisions of Part 16 of the ABCA. If Clear Energy acquires less than 90% of the Ranchgate Shares or the compulsory acquisition provisions of Part 16 of the ABCA are otherwise unavailable, Clear Energy may take such other corporate actions and proceedings as may be legally available to acquire the remaining Ranchgate Shares without the consent of the holders thereof, including a Subsequent Acquisition Transaction. See Section 12 of the Offer, "Acquisition of Ranchgate Shares Not Deposited and Appraisal Rights".

Manner of Acceptance

Shareholders wishing to accept the Offer must properly complete and duly execute the Letter of Transmittal or a manually signed photocopy thereof and deposit it (together with certificates representing their Ranchgate Shares and all other documents required by the Letter of Transmittal) at or prior to the Expiry Time, at one of the offices of the Depositary specified in the Letter of Transmittal. Persons whose Ranchgate Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Ranchgate Shares.

Shareholders are advised that use of the mail to transmit certificates representing their Ranchgate Shares and the Letter of Transmittal is at each holder's risk. Clear Energy recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor obtained or that registered mail be used.

If a Letter of Transmittal is executed by a person other than the registered holder of the Ranchgate Shares deposited therewith, the certificate must be endorsed or accompanied by an appropriate security transfer or stock power of attorney duly and properly completed by the registered holder. The signature on such certificate, transfer or power of attorney must be guaranteed by an Eligible Institution.

For detailed information as to the manner in which Shareholders may validly accept the Offer, see Section 3 of the Offer, "Manner and Time of Acceptance" and the Letter of Transmittal.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Ranchgate Shares pursuant to the Offer and the certificates representing such shares are not immediately available or such holder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such shares may nevertheless be deposited pursuant to the Offer. See Section 3 of the Offer, "Manner and Time of Acceptance - Procedure for Guaranteed Delivery".

Pre-Acquisition Agreement

Clear Energy and Ranchgate have entered into the Pre-Acquisition Agreement relating to the Offer. The Pre-Acquisition Agreement contains, among other things, covenants of Clear Energy relating to the making of the Offer, covenants of Ranchgate relating to steps to be taken to support the Offer and covenants of Ranchgate relating to the conduct of its business pending completion of the Offer.

In addition, the Pre-Acquisition Agreement imposes certain restrictions on Ranchgate against soliciting or encouraging competing acquisition proposals. See the section of the Circular entitled "Offer for Ranchgate Shares - Pre-Acquisition Agreement".

Pre-Tender Agreements

Pursuant to the Pre-Tender Agreements, the Tendering Shareholders who hold an aggregate of 4,678,357 Ranchgate Shares, 1,958,891 Ranchgate Options and 150,000 Ranchgate Warrants representing approximately 20.6% of the issued and outstanding Ranchgate Shares (on a diluted basis) have agreed to either surrender those Ranchgate Options and Ranchgate Warrants unexercised or exercise such options and warrants, as applicable, and deposit all Ranchgate Shares held by such Tendering Shareholders (including those acquired by them upon exercise of Ranchgate Options and Ranchgate Warrants, if any), to the Offer, subject to certain conditions, and not to withdraw such shares except in certain circumstances. See the section of the Circular entitled "Offer for Ranchgate Shares - Pre-Tender Agreements."

Conditions of the Offer

Clear Energy shall not be required to accept for payment, purchase or pay for any Ranchgate Shares tendered, and may terminate the Offer or amend the Offer to postpone the acceptance for payment of, and payment for, Ranchgate Shares tendered, unless all of the conditions set out in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived prior to the Expiry Time by Clear Energy. The Offer is conditional upon, among other things:

(a) prior to the Expiry Time and at the time Clear Energy shall first take up and pay for Ranchgate Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 90% of the outstanding Ranchgate Shares calculated on a fully diluted basis;

(b) all regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchange or securities or other regulatory authorities) which, in the sole judgment of Clear Energy acting reasonably are necessary or desirable shall have been obtained on terms and conditions satisfactory to Clear Energy in its sole discretion, acting reasonably;

(c) there shall not have occurred (and there shall not have been publicly disclosed, and Clear Energy shall not have otherwise learned of, if previously not publicly disclosed or previously disclosed in writing to Clear Energy) any change (or any condition, event or development involving a prospective change) not publicly disclosed or disclosed in writing to Clear Energy prior to the announcement of the Offer in the business, operations, assets, capitalization, financial condition, licenses, permits, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Ranchgate which, in the sole judgement of Clear Energy is materially adverse to the business of Ranchgate or to the value of the Ranchgate Shares to Clear Energy, and no change (or any condition, event or development involving a prospective change) shall have occurred or have been threatened in the general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere which, in the sole judgment of Clear Energy is materially adverse to the business of Ranchgate or to the value of the Ranchgate Shares to Clear Energy; and

(d) Ranchgate shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement.

For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment for Deposited Ranchgate Shares

If all the conditions referred to under Section 4 of the Offer, "Conditions of the Offer", have been satisfied, complied with or waived at the Expiry Time, Clear Energy will become obligated, pursuant to the Pre-Acquisition Agreement, to take up and pay for the Ranchgate Shares validly deposited under the Offer and not withdrawn not later than three Business Days after the Expiry Time. See Section 5 of the Offer, "Payment for Deposited Ranchgate Shares".

Withdrawal of Deposited Ranchgate Shares

All deposits of Ranchgate Shares pursuant to the Offer are irrevocable except as provided in Section 8 of the Offer, "Withdrawal of Deposited Ranchgate Shares".

Shareholders Not Resident in Canada

The Clear Energy Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which the Offer is made. Each Shareholder who is resident in the United States or in any other foreign country, or who appears to Clear Energy or the Depositary to be resident in the United States or any other foreign country, may not receive Clear Energy Shares for his Ranchgate Shares unless the issuance of Clear Energy Shares is permitted under local securities laws in the United States or such other foreign country without being registered or qualified for issuance.

Canadian Federal Income Tax Considerations

Canadian residents who receive Clear Energy Shares for all or part of their Ranchgate Shares will generally not realize any capital gain or capital loss in respect of such Ranchgate Shares unless they choose to do so. Non-residents of Canada will generally not be subject to tax in Canada in respect of the sale of their Ranchgate Shares for Clear Energy Shares. See "Canadian Federal Income Tax Considerations" in the Circular.

Selected Pro forma Financial Information

The following table sets out certain financial information for Clear Energy, Ranchgate, the Tweedie Property and pro forma consolidated financial information for Clear Energy after giving effect to the proposed acquisition of all of the Ranchgate Shares pursuant to the Offer, the acquisition of the Tweedie Property by Ranchgate and certain other adjustments. The financial information for Clear Energy is as at and for the three month period ended March 31, 2004 and the 12 months ended December 31, 2003. The information concerning Ranchgate and the Tweedie Property is as at and for the three month period ended March 31, 2004 and the 12 months ended December 31, 2003 and has been provided to Clear Energy by Ranchgate or has been taken from, or based upon, public sources. The following information should be read in conjunction with the pro forma consolidated financial statements of Clear Energy set forth herein and the financial statements of Clear Energy and Ranchgate included elsewhere in the Circular, including the notes thereto. The information presented below assumes that all of the Ranchgate Shares are acquired under the Offer.

Three Month Period Ended March 31, 2004

($000s, except per share amounts)

	Clear Energy	Ranchgate	Tweedie Property (unaudited)	Pro forma (unaudited)
Net Revenues	6,489	3,344	1,594	11,427
Net earnings (loss)	386	(361)	N/A	575
per share, basic			N/A	0.01
per share, diluted			N/A	0.01
Assets	64,849	46,267	21,570	156,520

12 Month Period Ended December 31, 2003

($000s, except per share amounts)

	Clear Energy	Ranchgate	Tweedie Property (unaudited)	Pro forma (unaudited)
Net Revenues	19,688	14,382	8,982	44,024
Net earnings	1,756	456	N/A	5,304
per share, basic			N/A	0.12
per share, diluted			N/A	0.12

Selected Pro forma Operational Information

The following table sets out certain operating information with respect to Clear Energy, Ranchgate and the Tweedie Property as at December 31, 2003.

	Clear Energy	Ranchgate	Tweedie Property[(1)]	Combined
Average Daily Production				
Oil & NGLs (bbls/d)	381	777	—	1,158
Natural gas (mcf/d)	10,165	4,239	4,831	19,235
Oil equivalent (boe/d @ 6:1)	2,075	1,484	805	4,364
Proved Reserves				
Oil & NGLs (mbbls)	227	1,721		1,948
Natural gas (mmcf)	6,891	9,193		16,084
Oil equivalent (mboe @ 6:1)	1,376	3,253		4,629
Proved and Probable Reserves				
Oil & NGLs (mbbls)	307	2,691		2,998
Natural gas (mmcf)	10,912	13,762		24,674
Oil equivalent (mboe @ 6:1)	2,127	4,984		7,111
Undeveloped Land Holdings (acres)	274,013	95,000	18,053	387,066

Note:

(1) The reserve information in respect of the Tweedie Property has been internally generated and has not been prepared or audited by a qualified reserves evaluator or auditor pursuant to National Instrument 51-101. Therefore, such reserve information is not included in this table and has not been used to generate the "Combined" operating information.

Plans for Ranchgate

If Clear Energy succeeds in acquiring all of the Ranchgate Shares pursuant to the Offer and under a compulsory acquisition or pursuant to a Subsequent Acquisition Transaction, the former Ranchgate Shareholders will no longer hold Ranchgate Shares, Ranchgate will become wholly-owned by Clear Energy, the Ranchgate Shares will be delisted from the TSX and Ranchgate will, subject to regulatory approval, cease to be a "reporting issuer" for the purposes of Canadian securities legislation.

Clear Energy intends to continue the business carried on by Ranchgate and to vigorously exploit and develop Ranchgate's properties.

Risk Factors

The Clear Energy Shares should be considered a highly speculative investment due to the nature of Clear Energy's business and its present stage of development. Clear Energy competes with other entities which may have greater technical and financial resources. Owners of Clear Energy Shares must be prepared to rely solely upon the ability, expertise, judgement, discretion, integrity and good faith of management of Clear Energy. The energy industry is highly competitive and is subject to many other risk factors. Shareholders should carefully consider these and other risk factors set out in "Risk Factors" in the Circular.

Soliciting Dealers and Information Agents

Each of FirstEnergy Capital Corp. and GMP Securities Ltd. have been retained to act as a soliciting dealer and information agent in connection with the Offer to solicit acceptances of the Offer. See "Offer for Ranchgate Shares - Soliciting Dealers and Information Agents" in the Circular.

Depositary

Clear Energy has engaged Valiant Trust Company as the Depositary for the receipt of certificates in respect of Ranchgate Shares and Letters of Transmittal deposited under the Offer at the offices specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at the office specified therein. The Depositary will be responsible for giving certain notices, if required, and for making payments for all Ranchgate Shares purchased by Clear Energy under the Offer. See "Offer for Ranchgate Shares - Depositary" in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who accepts the Offer by depositing Ranchgate Shares directly with the Depositary or who uses the services of either of the Soliciting Dealers and Information Agents to accept the Offer. Shareholders should contact either of the Soliciting Dealers and Information Agents, the Depositary or their broker or dealer for assistance in accepting the Offer and in depositing Ranchgate Shares with the Depositary. See "Offer for Ranchgate Shares - Soliciting Dealers and Information Agents"; and - "Depositary" in the Circular.

OFFER

June 25, 2004

TO: THE HOLDERS OF RANCHGATE SHARES

1. The Offer

Clear Energy hereby offers to purchase, on and subject to the terms and conditions set forth in this Offer, the attached Circular, the accompanying Letter of Transmittal and the Notice of Guaranteed Delivery, all of the outstanding Ranchgate Shares and including any Ranchgate Shares which may become outstanding on the exercise of options, warrants or other rights to purchase Ranchgate Shares. The consideration offered for each Ranchgate Share is 0.386 of a Clear Energy Share.

THE BOARD OF DIRECTORS OF RANCHGATE HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE RANCHGATE SHAREHOLDERS, IS IN THE BEST INTERESTS OF RANCHGATE AND THE RANCHGATE SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT RANCHGATE SHAREHOLDERS ACCEPT THE OFFER

The Offer is made only for the Ranchgate Shares and is not made for any options, warrants, rights or conversion rights to purchase such securities, or for any securities convertible into Ranchgate Shares. Any holder of such securities who wishes to accept the Offer should exercise the options, warrants, rights or conversion rights in order to obtain certificates representing Ranchgate Shares and deposit them in accordance with the Offer.

No fractional Clear Energy Shares will be issued pursuant to the Offer. If any Depositing Shareholder would otherwise be entitled to receive a fractional Clear Energy Share, in lieu of a fraction of a Clear Energy Share, such Shareholder will receive the next higher whole number of Ranchgate Shares. If a Shareholder (registered or beneficial) deposits more than one certificate for Ranchgate Shares which are taken up under the Offer, the consideration to be paid to such Shareholder will be computed on the basis of the aggregate number of Ranchgate Shares deposited by such Shareholder.

The accompanying Circular, Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

The Offer is subject to certain conditions as detailed in Section 4 of the Offer, "Conditions of the Offer". If such conditions are met or waived, Clear Energy will take up and pay for the Ranchgate Shares duly deposited and not withdrawn under the Offer in accordance with the terms hereof. All of the terms and conditions of the Offer may be waived or modified (subject to applicable law and the terms of the Pre-Acquisition Agreement) by Clear Energy, without prejudice to any other right which Clear Energy may have, by notice in writing delivered to the Depositary at its principal office in Calgary, Alberta.

The Clear Energy Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which the Offer is made. Each Shareholder who is resident in the United States or in any other foreign country, or who appears to Clear Energy or the Depositary to be resident in the United States or any other foreign country, may not receive Clear Energy Shares for his, her or its Ranchgate Shares unless the issuance of Clear Energy Shares is permitted under local securities

laws in the United States or such other foreign country without being registered or qualified for issuance.

2. Definitions

Certain terms used in this Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are defined under "Abbreviations and Definitions".

3. Manner and Time of Acceptance

This Offer is open for acceptance until the Expiry Time, or until such later time and date to which the Offer may be extended, unless withdrawn by Clear Energy.

Pursuant to the Pre-Acquisition Agreement, the Offer shall be extended for such period of time not exceeding 10 days if the conditions are not satisfied at the Expiry Time and provided at least 66 2/3% of the Ranchgate Shares calculated on a diluted basis have been tendered to the Offer. The Offer may be otherwise extended at Clear Energy's sole discretion. See Section 6 of the Offer, "Extension and Variation of the Offer".

To accept the Offer, certificates representing the Ranchgate Shares, together with a properly completed and duly executed Letter of Transmittal or a manually signed photocopy thereof and all other documents required by the Letter of Transmittal, must be received at or prior to the Expiry Time by the Depositary at one of the offices listed in the Letter of Transmittal.

If a Letter of Transmittal is signed by a person other than the registered holder of the Ranchgate Shares deposited therewith, the certificate must be endorsed or accompanied by an appropriate security transfer or stock power of attorney duly and properly completed by the registered holder. **The signature on such certificate, transfer or power of attorney must be guaranteed by an Eligible Institution.**

The deposit of the Ranchgate Shares pursuant to any of the procedures described above will constitute a binding agreement between the Depositing Shareholder and Clear Energy upon the terms and subject to the conditions of the Offer.

In lieu of depositing certificates representing the Ranchgate Shares with the Depositary, such certificates may be deposited in compliance with the procedure for guaranteed delivery set forth below at or prior to the Expiry Time.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Ranchgate Shares pursuant to the Offer and the certificates representing such Ranchgate Shares are not immediately available or such holder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such Ranchgate Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, in the form enclosed with this document, or a manually signed facsimile thereof, is received by the Depositary at its Calgary office as set forth in the Notice of Guaranteed Delivery (by hand, facsimile transmission or mail) together with a guarantee in the form set forth in such Notice of Guaranteed Delivery by an Eligible Institution at or prior to the Expiry Time; and

(c) the certificates representing deposited Ranchgate Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, are received at the Calgary office of the Depositary on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Time.

The Notice of Guaranteed Delivery must be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its principal office in Calgary **and must include a signature guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.**

General

In all cases, payment for Ranchgate Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Ranchgate Shares and a properly completed and duly executed Letter of Transmittal or a manually signed photocopy thereof covering such shares, with signatures guaranteed if so required in accordance with the instructions contained in the Letter of Transmittal and any other required documents.

The method of delivery of certificates representing the Ranchgate Shares, the Letter of Transmittal and all other required documents is at the option and risk of the Depositing Shareholder. Clear Energy recommends that such certificates and documents be delivered by hand to the Depositary and a receipt be obtained. If such certificates or documents are mailed, Clear Energy recommends that registered mail, return receipt or acknowledgement of receipt requested, be used and that proper insurance be obtained.

Persons whose Ranchgate Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Ranchgate Shares.

The execution by a Shareholder of a Letter of Transmittal irrevocably appoints the Depositary and any officer of Clear Energy and each of them and any other persons designated by Clear Energy in writing as the true and lawful agent, attorney and attorney-in-fact and proxy of such holder with respect to the Ranchgate Shares deposited therewith and purchased by Clear Energy (the **"Purchased Securities"**) and with respect to any dividends, distributions, payments, securities, rights, assets or other interests (collectively, as used in this paragraph, the **"Other Securities"**) declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, effective on and after the date that Clear Energy takes up and pays for the Purchased Securities (the **"Effective Date"**), with full power of substitution, in the name and on behalf of such Shareholder, to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the books of Ranchgate and to exercise any and all of the rights of such Shareholder in respect of the Purchased Securities and any Other Securities including, without limitation, the right to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities and Other Securities, revoke any such instruments, authorizations or consents given on or prior to or after the Effective Date and designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the holder thereof, all as set forth in the Letter of Transmittal. Further, a Shareholder who executes the Letter of Transmittal, unless otherwise agreed to by Clear Energy, agrees, among other things, from and after the Effective Date:

(a) not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise) of holders of Purchased Securities or Other Securities;

(b) not to exercise any other rights or privileges attached to any Purchased Securities or Other Securities; and

(c) to execute and deliver to Clear Energy any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by Clear Energy as the proxy or proxy nominee or nominees of the holder thereof.

At the Effective Date, all prior proxies given by the holder of such Purchased Securities with respect thereto and to such Other Securities shall be revoked and no subsequent proxies may be given by such holder with respect thereto. A Shareholder who executes a Letter of Transmittal covenants to execute, upon request, any additional documents necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and any Other Securities to Clear Energy and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, personal representatives, successors and assigns of the Shareholder.

The deposit of Ranchgate Shares pursuant to the procedures herein will constitute a binding agreement between the Depositing Shareholder and Clear Energy upon the terms and subject to the conditions of the Offer including the Depositing Shareholder's representation and warranty that:

(a) such person has full power and authority to deposit, sell, assign and transfer the Ranchgate Shares and any Other Securities being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Ranchgate Shares and any other securities to any other person;

(b) such Shareholder owns (prior to the Effective Date) the Ranchgate Shares and any Other Securities within the meaning of the applicable securities laws;

(c) the deposit of such Ranchgate Shares and any Other Securities complies with applicable securities laws; and

(d) when such Ranchgate Shares and any Other Securities are taken up and paid for by Clear Energy, Clear Energy will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Ranchgate Shares deposited pursuant to the Offer will be determined by Clear Energy in its sole discretion and the Depositing Shareholders agree that such determination shall be final and binding. Clear Energy reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. Clear Energy reserves the right to waive any defect or irregularity in the deposit of any Ranchgate Shares. Clear Energy's interpretation of the terms and conditions of the Offer will be final and binding.

There shall be no obligation on Clear Energy or the Depositary or the Soliciting Dealers and Information Agents to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Clear Energy reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, Clear Energy shall not be required to accept for payment, purchase or pay for any Ranchgate Shares tendered, and may terminate the Offer or amend the Offer to postpone the acceptance for payment of, and payment for, Ranchgate Shares tendered, unless all of the following conditions are satisfied or waived prior to the Expiry Time:

(a) prior to the Expiry Time and at the time Clear Energy shall first take up and pay for Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 90% of the outstanding Ranchgate Shares calculated on a fully diluted basis (the **"Minimum Condition"**);

(b) any and all other applicable waiting periods under any competition, merger control or similar law, regulation or other governmental authority having jurisdiction over Clear Energy, or Ranchgate or the Offer or any other transaction contemplated by the Offer with respect to any such matters shall have expired or been terminated in respect of such transactions;

(c) all regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges or securities or other regulatory authorities) which, in the sole judgment of Clear Energy acting reasonably are necessary or desirable shall have been obtained on terms and conditions satisfactory to Clear Energy in its sole discretion, acting reasonably;

(d) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law;

   (i) which in the sole judgement of Clear Energy, acting reasonably, has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Clear Energy, of the Ranchgate Shares or the right of Clear Energy to own or exercise full rights of ownership of the Ranchgate Shares, or the ability of Clear Energy to complete a compulsory acquisition or any Subsequent Acquisition Transaction; or

   (ii) which, in the sole judgement of Clear Energy acting reasonably, has had or may have a Material Adverse Effect on Ranchgate;

(e) Clear Energy shall have determined in its sole judgment that there shall not exist any prohibition at law against Clear Energy making the Offer or taking up and paying for all of the Ranchgate Shares under the Offer or completing any compulsory acquisition or Subsequent Acquisition Transaction;

(f) Clear Energy shall have determined in its sole judgment acting reasonably that Ranchgate has not taken or proposed to take any action, or publicly disclosed that it intends to take any action, and Clear Energy shall not have otherwise learned of any previous action taken by Ranchgate which has not been publicly disclosed or disclosed in writing to Clear Energy prior to the announcement of the Offer that would be materially adverse to the business of Ranchgate or the value of the Ranchgate Shares to Clear Energy or that would make it inadvisable for the Clear Energy to proceed with the Offer and/or with the taking up and paying for Ranchgate Shares under the Offer or completing any compulsory acquisition or Subsequent Acquisition Transaction including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any material sale, disposition or other dealing with any of the assets of Ranchgate, any issue of shares, options or other securities of

Ranchgate to any person or any material acquisition from a third party of assets or securities by Ranchgate or any material capital expenditure by Ranchgate not in the ordinary course of business;

(g) there shall not have occurred (and there shall not have been publicly disclosed, and Clear Energy shall not have otherwise learned of, if previously not publicly disclosed or previously disclosed in writing to Clear Energy) any change (or any condition, event or development involving a prospective change) not publicly disclosed or disclosed in writing to Clear Energy prior to the announcement of the Offer in the business, operations, assets, capitalization, financial condition, licenses, permits, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Ranchgate which, in the sole judgement of Clear Energy is materially adverse to the business of Ranchgate or to the value of the Ranchgate Shares to Clear Energy, and no change (or any condition, event or development involving a prospective change) shall have occurred or have been threatened in the general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere which, in the sole judgment of Clear Energy is materially adverse to the business of Ranchgate or to the value of the Ranchgate Shares to Clear Energy;

(h) Clear Energy shall have determined in its sole judgement, acting reasonably, that (i) no material right, franchise or licence of Ranchgate has been or may be impaired (which impairment has not been cured or waived) or otherwise materially adversely affected, whether as a result of the making of the Offer, the taking up and paying for Ranchgate Shares deposited under the Offer or otherwise which might make it inadvisable for Clear Energy to proceed with the Offer and/or with the taking up and paying for the Ranchgate Shares under the Offer and/or completing a compulsory acquisition or Subsequent Acquisition Transaction, and (ii) no covenant, term or condition of any instruments or agreements of Ranchgate which have not been previously disclosed in writing to Clear Energy exists which might make it inadvisable for Clear Energy to proceed with the Offer and/or with the taking up and paying for the Ranchgate Shares under the Offer and/or completing a compulsory acquisition or Subsequent Acquisition Transaction (including, without limitation, any default, acceleration or other adverse event that may ensue as a result of Clear Energy taking up and paying for the Ranchgate Shares under the Offer and/or completing a compulsory acquisition or Subsequent Acquisition Transaction);

(i) there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of Clear Energy, acting reasonably, directly or indirectly, has or may have material adverse significance with respect to the current or anticipated financial condition, business, operations, assets, affairs or prospects of either of Clear Energy or Ranchgate or with respect to the regulatory regime applicable to their respective businesses and operations or with respect to completing a compulsory acquisition or any subsequent acquisition transaction or with respect to any potential integration of Ranchgate with Clear Energy or any wholly-owned subsidiary of Clear Energy or any reorganization of Ranchgate or Clear Energy in connection with any such potential integration;

(j) Ranchgate shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement;

(k) the Pre-Acquisition Agreement shall not have been terminated pursuant to its terms; and

(l) Clear Energy shall be satisfied in its sole judgement that all outstanding options, warrants or other rights to purchase Ranchgate Shares or other securities of Ranchgate have been exercised or terminated on a basis acceptable to Clear Energy.

The foregoing conditions are for the exclusive benefit of Clear Energy and may be waived by Clear Energy, in whole or in part, in its sole discretion, at any time and from time to time, both before or after the Expiry Time.

Any waiver of a condition or the withdrawal of the Offer is effective upon written notice or other communication confirmed in writing by Clear Energy to that effect being given to the Depositary at its principal office in Calgary, Alberta. Clear Energy shall, forthwith after giving any such notice, make a public announcement of such waiver or withdrawal and cause the Depositary, if required by law, as soon as practicable thereafter to notify Shareholders in the manner set forth in Section 10 of the Offer, "Notice and Delivery", and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, Clear Energy shall not be obligated to take up and pay for any Ranchgate Shares deposited under the Offer and the Depositary will promptly return all certificates for deposited Ranchgate Shares and the Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited, at Clear Energy's expense.

5. Payment for Deposited Ranchgate Shares

If all the conditions referred to under Section 4 of the Offer, "Conditions of the Offer", have been satisfied, complied with or waived at the Expiry Time, Clear Energy will (unless Clear Energy shall have withdrawn or terminated the Offer) become obligated pursuant to the Pre-Acquisition Agreement to take up and pay for the Ranchgate Shares validly deposited under the Offer and not withdrawn not later than three Business Days after the Expiry Time.

Subject to applicable law, Clear Energy may, in its sole discretion, delay taking up or paying for any Ranchgate Shares or terminate the Offer and not take up or pay for any Ranchgate Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. In particular, Clear Energy expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Ranchgate Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. Clear Energy will be deemed to have taken up and accepted for payment, Ranchgate Shares validly deposited and not withdrawn pursuant to the Offer if, as and when Clear Energy gives written notice or other communication confirmed in writing to the Depository at its principal office in Calgary, Alberta, of its acceptance for payment of such Ranchgate Shares pursuant to the Offer.

Clear Energy will pay for Ranchgate Shares validly deposited pursuant to the Offer and not withdrawn by issuing Clear Energy Shares to or on behalf of the holders of deposited Ranchgate Shares who are entitled to Clear Energy Shares and providing the Depositary with certificates representing such Clear Energy Shares for delivery to such holders. No fractional Clear Energy Shares will be issued. If any Depositing Shareholder would otherwise be entitled to receive a fractional Clear Energy Share, in lieu of a fraction of a Clear Energy Share, such Shareholder will receive the next highest whole number of Clear Energy Shares. If a Shareholder (registered or beneficial) deposits more than one certificate for Ranchgate Shares which are taken up under the Offer, the number of Clear Energy Shares to be issued to such Shareholder will be computed on the basis of the aggregate number of Ranchgate Shares deposited by such Shareholder. Under no circumstances will interest accrue or be paid by Clear Energy or the

Depositary to persons depositing Ranchgate Shares on the purchase price of Ranchgate Shares purchased by Clear Energy, regardless of any delay in making such payment.

The Clear Energy Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which the Offer is made. Each Shareholder who is resident in the United States or in any other foreign country, or who appears to Clear Energy or the Depositary to be resident in the United States or any other foreign country, may not receive Clear Energy Shares for his Ranchgate Shares unless the issuance of Clear Energy Shares is permitted under local securities laws in the United States or such other foreign country without being registered or qualified for issuance.

The Depositary will act as the agent of persons who have deposited Ranchgate Shares in acceptance of the Offer for the purposes of receiving payment from Clear Energy and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Ranchgate Shares.

With respect to the Clear Energy Shares to be issued pursuant to the Offer, Clear Energy will be providing direction to the Depositary to countersign, register, issue and deliver, as the transfer agent and registrar of the Clear Energy Shares, certificates representing the Clear Energy Shares to which that person is entitled in accordance with the instructions set forth in the Letter of Transmittal. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificate representing the Clear Energy Shares will be issued in the name of the registered Shareholder so deposited. Unless the person depositing the Ranchgate Shares instructs the Depositary to hold the certificate representing Clear Energy Shares for pick-up by checking the appropriate box in the Letter of Transmittal, certificates will be forwarded by first class mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates will be forwarded to the address of the Shareholder as shown on the register maintained by Ranchgate.

Certificates for Clear Energy Shares which are mailed in accordance with this section shall be deemed to have been delivered at the time of delivery to the post office. In the event of an interruption of mail services, certificates will be made available in accordance with Section 9 of the Offer, "Mail Service Interruption".

Persons depositing Ranchgate Shares will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Ranchgate Shares directly with the Depositary.

6. Extension and Variation of the Offer

The Offer is open for acceptance at the places of deposit set forth in the Letter of Transmittal until, but not after, the Expiry Time unless withdrawn or extended by Clear Energy.

Clear Energy reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law) to extend the Expiry Time or vary the Offer, in each case, by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, "Notice and Delivery", to all holders of Ranchgate Shares whose Ranchgate Shares have not been taken up prior to the extension or variation. Clear Energy shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise first communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, but subject to applicable law, the Offer may not be extended by Clear Energy if all the terms and conditions of the Offer, except those waived by Clear Energy, have been fulfilled or complied with, unless Clear Energy first takes up all Ranchgate Shares deposited under the Offer and not withdrawn. However, if Clear Energy waives any terms or conditions of the Offer in circumstances where the holders of Ranchgate Shares deposited under the Offer have the right to withdraw such Ranchgate Shares, Clear Energy will extend the Offer without first taking up the Ranchgate Shares that are subject to such right of withdrawal.

Where the terms of the Offer are varied and except for a variation consisting solely of a waiver of a condition specified in Section 4 of the Offer, "Conditions of the Offer", the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable Canadian courts or securities regulatory authorities.

Pursuant to the Pre-Acquisition Agreement, Clear Energy has agreed not to amend the terms of the Offer, other than to (i) increase the consideration payable thereunder; (ii) waive any conditions thereof; or (iii) extend the expiry thereof, except with the prior consent of Ranchgate, such consent not to be unreasonably withheld.

If before or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Clear Energy or of an affiliate of Clear Energy), Clear Energy will give written notice of such change to the Depositary at its principal office in Calgary, Alberta and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, "Notice and Delivery", to all holders of Ranchgate Shares that have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable law. As soon as possible after giving notice of a change in information to the Depositary, Clear Energy will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary, Alberta.

During any such extension or in the event of any variation, all Ranchgate Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Clear Energy in accordance with the terms hereof, subject to Section 5 of the Offer, "Payment for Deposited Ranchgate Shares", and to Section 8 of the Offer, "Withdrawal of Deposited Ranchgate Shares". An extension of the Expiry Time or a variation of the Offer does not constitute a waiver by Clear Energy of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Ranchgate Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Ranchgate Shares are taken up under the Offer whether or not such Ranchgate Shares are taken up by Clear Energy before such variation.

7. Shareholders Not Resident in Canada

The Clear Energy Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which the Offer is made. Each Shareholder who is resident in the United States or in any other foreign country, or who appears to Clear Energy or the Depositary to be resident in the United States or any other foreign country, may not receive Clear Energy Shares for his, her or its Ranchgate Shares unless the issuance of Clear Energy Shares is permitted under local securities

laws in the United States or such other foreign country without being registered or qualified for issuance.

8. Withdrawal of Deposited Ranchgate Shares

All deposits of Ranchgate Shares are irrevocable, provided that any Ranchgate Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable law)

(a) at any time where the Ranchgate Shares have not been taken up by Clear Energy;

(b) if the Ranchgate Shares have not been paid for by Clear Energy within three business days after having been taken up; or

(c) at any time before the expiration of 10 days from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of the Shareholder to accept or reject the Offer (other than a change that is not within the control of Clear Energy or of an affiliate of Clear Energy) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal; or

(ii) a notice of variation concerning a variation in the terms of the Offer (including any extension of the period during which the Ranchgate Shares may be deposited under the Offer or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered under the Offer where the Expiry Time is not extended for a period of greater than 10 days);

is mailed, delivered or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such deposited Ranchgate Shares have not been taken up by Clear Energy at the date of the notice.

Withdrawal of deposited Ranchgate Shares must be effected in writing by notice of withdrawal which must be made by or on behalf of the Shareholder by whom or on whose behalf such Ranchgate Shares were deposited and must be received by the Depositary at the office at which such Ranchgate Shares (or Notice of Guaranteed Delivery in respect thereof) were deposited. Any such notice of withdrawal must:

(a) be made by a method, including facsimile communications, that provides the Depositary with a written or printed copy;

(b) be signed by or on behalf of the person who signed the Letter of Transmittal accompanying the Ranchgate Shares which are being withdrawn (or Notice of Guaranteed Delivery in respect thereof);

(c) specify such person's name, the number of Ranchgate Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Ranchgate Shares to be withdrawn;

(d) be actually received by the Depositary within the time specified above; and

(e) be made by or on behalf of the Depositing Shareholder.

For the purpose of obtaining physical possession of the deposited Ranchgate Share certificates so withdrawn, the signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as defined in the instructions set out in such letter) or Notice of Guaranteed Delivery, except in those cases where the Ranchgate Shares were deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the properly completed and executed written notice of withdrawal by the Depositary.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces and territories of Canada are entitled to statutory rights of rescission in certain circumstances. See the section of the Circular entitled "Statutory Rights".

All questions as to the validity (including the time of receipt) and form of notices of withdrawal shall be determined by Clear Energy in its sole discretion and such determination shall be final and binding. There shall be no duty or obligation on Clear Energy, the Depositary, the Soliciting Dealers and Information Agents or any other person to give notices of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice. See Section 3 of the Offer, "Manner and Time of Acceptance - *General*".

9. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, certificates, notices and any other relevant documents from Clear Energy or the Depositary to Shareholders will not be mailed if Clear Energy determines, in its sole discretion, that delivery thereof by mail may be delayed. Persons entitled to certificates representing Clear Energy Shares which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates representing Ranchgate Shares in respect of which the certificates are being issued were deposited upon application to the Depositary, until such time as Clear Energy has determined that delivery by mail will no longer be delayed. Clear Energy shall provide notice of any such determination not to mail made under this Section 9 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, "Notice and Delivery". Notwithstanding Section 5 of the Offer, "Payment for Deposited Ranchgate Shares", the deposit of such certificates representing Clear Energy Shares with the Depositary for delivery to the depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Ranchgate Shares shall be deemed to have been paid for immediately upon such deposit.

10. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which Clear Energy or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if:

(a) it is mailed by first class mail postage prepaid or sent by prepaid courier to the registered holders of Ranchgate Shares at their respective addresses appearing in the registers for such Ranchgate Shares maintained by Ranchgate and will be deemed to have been received on the first Business Day following mailing or sending; or

(b) it is given in such other manner as may be permitted by applicable law.

These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service following mailing.

In the event of any interruption of mail service following mailing, Clear Energy intends to make reasonable efforts to disseminate the notice by other means such as publication. If post offices in Canada are not open for the deposit of mail, any notice which Clear Energy or the Depositary may give or cause to be given under the Offer, except as otherwise provided, will be deemed to have been properly given and to have been received by the Shareholders, as the case may be, if:

(a) it is given to the TSX for dissemination through their facilities; and

(b) it is published once in the national edition of *The Globe and Mail* or *The National Post*, provided that if the national editions of *The Globe and Mail* and *The National Post* are not being generally circulated, publication thereof shall be made in any other daily newspaper of general circulation in the cities of Calgary and Toronto.

Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address noted for the Depositary as set forth in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11. Market Purchases and Sale of Ranchgate Shares

Subject to applicable law, Clear Energy reserves the right to, and may, acquire Ranchgate Shares by making purchases, subject to applicable law, at any time and from time to time during the Offer Period. Clear Energy will not make any purchases of Ranchgate Shares until the third business day following the date of the Offer. The aggregate number of Ranchgate Shares acquired by Clear Energy during the Offer Period shall not exceed 5% of the outstanding Ranchgate Shares as of the date of the Offer. If Clear Energy should purchase Ranchgate Shares in the market, Clear Energy will issue a news release promptly after the close of business on each day on which Ranchgate Shares have been purchased. In addition, the Ranchgate Shares so purchased shall be counted in determining whether the Minimum Condition has been fulfilled.

Although Clear Energy has no present intention to sell the Ranchgate Shares acquired under the Offer, it reserves the right to make or enter into any arrangement, commitment or understanding at or prior to the Expiry Time to sell the Ranchgate Shares taken up under the Offer after the Expiry Time.

12. Acquisition of Ranchgate Shares Not Deposited and Appraisal Rights

If Clear Energy takes up and pays for Ranchgate Shares validly deposited under the Offer and acquires not less than 90% of the issued and outstanding Ranchgate Shares (other than Ranchgate Shares held at the date hereof by or on behalf of Clear Energy or its affiliates or associates as defined in the ABCA), Clear Energy intends, to the extent possible, to acquire the remaining Ranchgate Shares pursuant to the compulsory acquisition provisions of the ABCA. If Clear Energy takes up and pays for Ranchgate Shares validly deposited under the Offer and acquires less than such number or if the compulsory acquisition provisions of the ABCA are otherwise unavailable or if Clear Energy elects not to proceed by way of the compulsory acquisition provisions of the ABCA, Clear Energy intends to consider other means of acquiring, directly or indirectly, all of the equity interest in Ranchgate available in accordance with applicable law, including a Subsequent Acquisition Transaction. If the Minimum Condition is satisfied and Clear Energy takes up and pays for the Ranchgate Shares under the Offer, Clear Energy may own sufficient Ranchgate Shares to effect such Subsequent Acquisition Transaction. See "Acquisition of Ranchgate Shares Not Deposited and Appraisal Rights" in the Circular.

13. Return of Securities

Any deposited Ranchgate Shares not taken up and paid for by Clear Energy for any reason whatsoever, or if certificates are submitted by a Shareholder for more Ranchgate Shares than are deposited, certificates for Ranchgate Shares not taken up and paid for or not deposited, will be returned at Clear Energy's expense by either sending new certificates representing securities not purchased or returning the deposited certificates (and other relevant documents). The certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal, or if such name and address is not so specified, in such name and to such address as shown on the registers maintained by Ranchgate as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

14. Changes in Capitalization, Distributions and Liens

If, on or after June 10, 2004 and prior to the Expiry Time, Ranchgate should split, combine or otherwise change any of the Ranchgate Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, Clear Energy may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefore) to reflect such split, combination or other change. See Section 4 of the Offer, "Conditions of the Offer", and Section 6 of the Offer, "Extension and Variation of the Offer".

Ranchgate Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by Clear Energy free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Ranchgate Shares on or after June 10, 2004. If Ranchgate should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Ranchgate Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Clear Energy or its nominees or transferees on the registers maintained by Ranchgate of such Ranchgate Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the Depositing Shareholder for the account of Clear Energy and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of Clear Energy, accompanied by appropriate documentation of transfer. Pending such remittance, Clear Energy will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by Clear Energy pursuant to the Offer or deduct from the consideration payable by Clear Energy pursuant to the Offer the amount or value thereof, as determined by Clear Energy in its sole discretion.

15. Other Terms of the Offer

The provisions of the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Clear Energy other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Clear Energy or the Depositary for the purposes of the Offer. In any jurisdiction in which this Offer is required to

be made by a licensed broker or dealer, this Offer shall be made on behalf of Clear Energy by brokers or dealers licensed under the laws of such jurisdiction.

Clear Energy shall, in its sole discretion, be entitled to make a final and binding determination on all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and the validity of any acceptance of the Offer and any withdrawals of Ranchgate Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Ranchgate Shares or notice of withdrawal of Ranchgate Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. Clear Energy reserves the right to waive any defect in acceptance with respect to any particular Ranchgate Share or any particular Shareholder. There shall be no obligation on Clear Energy or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to (nor will deposits be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Clear Energy may, in its sole discretion, take such action as it may deem necessary to make an offer in any such jurisdiction and extend such offer to Shareholders in any such jurisdiction.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

The Offer and accompanying Circular and other documents referred to above constitute the take-over bid under the ABCA and the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer.

Dated at the City of Calgary, in the Province of Alberta, this 25th day of June, 2004.

CLEAR ENERGY INC.

(signed) *"Jeffrey S. Boyce"*
President and Chief Executive Officer

CIRCULAR

This Circular accompanies the Offer to purchase all of the outstanding Ranchgate Shares. The terms, conditions and provisions of the accompanying Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Terms defined in the Offer, but not defined in this Circular, have the same meaning herein as in the Offer, unless the context otherwise requires.

Except as specifically disclosed herein, the information concerning Ranchgate contained in the Offer and this Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources or is based upon documents and records of Ranchgate provided to Clear Energy by Ranchgate. Although Clear Energy has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are inaccurate or incomplete, neither Clear Energy nor its directors or officers assume any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by either Ranchgate to disclose publicly events or facts that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Clear Energy.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Offer and Circular, including the financial statements included therein, constitute forward-looking statements and are prospective. These statements related to future events or Clear Energy's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Clear Energy believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements speak only as of the date of this Offer and Circular. The Offeror does not intend, and does not assume any obligations, to update these forward-looking statements.

In particular, this Offer and Circular contain forward-looking statements pertaining to the following:

- the quantity of reserves;
- oil and natural gas production levels;
- capital expenditure programs;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding Clear Energy's ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory and taxation regimes; and
- plans regarding Ranchgate and its properties and assets following completion of the Offer.

Clear Energy's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Offer and Circular:

- volatility in market prices for oil and natural gas;
- changes in foreign currency exchange rates;
- liabilities and risks inherent in oil and natural gas operations;
- uncertainties associated with estimating reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions; and
- geological, technical, drilling and processing problems.

OFFER FOR RANCHGATE SHARES

Background to the Offer

On April 7, 2004, Ranchgate announced that, in keeping with its strategy of moving toward longer-life natural gas reserves as its core base of production, Ranchgate had signed a binding letter of intent to acquire natural gas assets in the Tweedie area located in north central Alberta for $22.0 million. Anticipated financing for this acquisition included a combination of debt and the sale of certain of its heavy oil properties. Ranchgate then commenced an intensive sales process to generate offers in respect of its heavy oil properties. In connection with the sales process, discussions were initiated between Ranchgate and a number of arm's length parties, including Clear Energy, regarding the potential acquisition of certain of Ranchgate's heavy oil properties. Through these discussions, management of Clear Energy expressed an interest in evaluating a potential merger transaction with Ranchgate.

On April 23, 2004, Ranchgate and Clear Energy entered into a confidentiality agreement. Following execution of the confidentiality agreement, operating and financial information relating to Ranchgate was exchanged by the parties. During this time, Ranchgate continued its sales process in respect of its heavy oil properties.

On May 11, 2004, certain members of the senior management teams of Ranchgate and Clear Energy met to discuss Ranchgate's plans with respect to its West Hazel property, its capital program and its pending heavy oil property sales. On May 19, 2004, Clear Energy provided a verbal offer with respect to the purchase of the heavy oil assets in the Edam area of Saskatchewan for $1.8 million. No further meetings were held until May 27, 2004.

On May 27, 2004, Clear Energy presented a written proposal relating to the acquisition of Ranchgate. Each of the members of the board of directors of Ranchgate was apprised of the offer from Clear Energy. Management of Ranchgate advised that while they were interested in pursuing a merger transaction, the offer price was not acceptable. Discussions ensued between Ranchgate and Clear Energy relating to Ranchgate's reserves and the assumptions related thereto in support of the offer. Management of Ranchgate and Clear Energy met on May 30, 2004 to review the capital budget, 2004 plan, drilling results, production and certain financial information.

On May 31, 2004, Ranchgate entered into a letter of intent with Clear Energy relating to the sale to Clear Energy of certain heavy oil assets in Edam, Saskatchewan for $1.8 million. In connection therewith, Clear Energy provided a deposit of $1.0 million.

On June 1, 2004, management of Ranchgate and Clear Energy met again to discuss the valuation of Ranchgate based upon a review of the further information provided by Ranchgate. On June 2, 2004, counsel for Ranchgate and Clear Energy met to discuss the potential structure of the acquisition and to coordinate the further due diligence required prior to the execution of a pre-acquisition agreement.

Negotiations relating to valuation and due diligence in support of the transaction continued until June 9, 2004. On June 9, 2004, Clear Energy presented a revised offer.

On June 9, 2004, the board of directors of Ranchgate met to review the proposed terms of the transaction with Clear Energy, review the draft Pre-Acquisition Agreement and select a financial advisor to review the terms of the transaction on behalf of Ranchgate. Ranchgate's board of directors reviewed the financial position of Ranchgate and its current opportunities and prospects. After consideration of the Offer and the debt position of Ranchgate, its oil and gas reserves, production, operations, tax position, new sources of capital, prospects and growth opportunities, Ranchgate's board of directors approved the Offer, the terms of the transaction and the form of draft Pre-Acquisition Agreement, subject to certain changes, and the appointment of Orion Securities Inc. as Ranchgate's financial advisor. Following the meeting, certain members of Ranchgate's board of directors met with management of Clear Energy to discuss the outstanding issues relating to the Pre-Acquisition Agreement. At this time, Ranchgate was advised that Clear Energy intended to complete a bought-deal financing and negotiation of this financing was required prior to the announcement of the proposed acquisition of Ranchgate.

On June 10, 2004, Clear Energy and Ranchgate executed the Pre-Acquisition Agreement pursuant to which Clear Energy agreed to make an offer to acquire all of the issued and outstanding Ranchgate Shares. On June 11, 2004, Orion Securities Inc., Ranchgate's financial advisor, advised that the Offer was fair, from a financial point of view, to the Ranchgate Shareholders and confirmed that it would be in a position to deliver a written fairness opinion in connection with the Director's Circular. On June 11, 2004, Clear Energy and Ranchgate announced that they had entered into the Pre-Acquisition Agreement.

Purpose of the Offer

The purpose of the Offer is for Clear Energy to acquire all outstanding Ranchgate Shares, including Ranchgate Shares which may become outstanding on the exercise of Ranchgate Options, Ranchgate Warrants and other rights to purchase Ranchgate Shares. Upon completion of the Offer, if it is entitled to do so, Clear Energy intends to utilize any statutory rights of purchase pursuant to Part 16 of the ABCA that may be applicable. If the Minimum Condition is satisfied, Clear Energy believes that it will own sufficient Ranchgate Shares to effect such a transaction. See the section of the Circular entitled "Acquisition of Ranchgate Shares Not Deposited and Appraisal Rights - Compulsory Acquisition".

If the Offer is successful, but Clear Energy acquires less than 90% of the outstanding Ranchgate Shares, then Clear Energy intends to pursue a Subsequent Acquisition Transaction to acquire the Ranchgate Shares not tendered to the Offer on such terms and conditions as Clear Energy, at the time, believes to be fair and equitable to Ranchgate and its shareholders. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Ranchgate Shares acquired pursuant to the Offer. See the section of this Circular entitled, "Acquisition of Ranchgate Shares Not Deposited and Appraisal Rights - Subsequent Acquisition Transaction".

Plans for Ranchgate

In the event that the Offer is successful, it is expected that certain changes will be effected with respect to the composition of the board of directors of Ranchgate to allow nominees of Clear Energy to become members of such board and after review and consideration of staffing needs, that a number of personnel changes may be made at Ranchgate and Clear Energy. Furthermore, Clear Energy intends to integrate the businesses carried on by Clear Energy and Ranchgate, and may consider certain asset dispositions, if appropriate. If permitted by applicable law, subsequent to the completion of the Offer or the Subsequent Acquisition Transaction, if necessary, Clear Energy intends to delist the Ranchgate Shares from the TSX and, if there are fewer than 15 security holders of Ranchgate in any province, to cause Ranchgate to cease to be a "reporting issuer" under the securities laws of each such province.

If Ranchgate becomes a wholly-owned subsidiary of Clear Energy, Clear Energy may continue to operate Ranchgate as a wholly-owned subsidiary or Ranchgate may be amalgamated into Clear Energy or wound-up into Clear Energy or an affiliate of Clear Energy.

Recommendation of the Ranchgate Board

The board of directors of Ranchgate has unanimously determined that the Offer is fair, from a financial point of view, to the Shareholders, is in the best interests of Ranchgate and the Ranchgate Shareholders and unanimously recommends that Shareholders accept the Offer.

Clear Energy believes that the benefits to Shareholders resulting from the combination of the respective business of Clear Energy and Ranchgate include:

(a) participation in a corporation with an experienced and successful management team;

(b) participation in a stronger combined entity;

(c) participation in a Calgary based emerging oil and gas exploration, development and production company with a focus on operating a majority of its properties and internally generating future prospects;

(d) participation in a corporation with access to capital markets to provide additional funds for new projects;

(e) participation in a corporation with a strong balance sheet;

(f) participation in a corporation with greater property diversity and, accordingly, less property risk;

(g) participation in a corporation with the critical mass necessary for a greater level of investor awareness; and

(h) participation in a corporation with ample cash flow for continued growth.

Pre-Acquisition Agreement

The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.

Pursuant to the Pre-Acquisition Agreement, Clear Energy agreed to make the Offer and Ranchgate represented that its board of directors had determined unanimously that: (i) the Offer is fair, from a financial point of view, to the Shareholders and is in the best interests of Ranchgate and the Shareholders; and (ii) the board of directors of Ranchgate will recommend that the Shareholders accept the Offer, subject to the right of Ranchgate's board of directors to withdraw, modify or amend such determination or authorization in limited circumstances.

Ranchgate agreed, pursuant to the Pre-Acquisition Agreement, that prior to the earlier of the termination of the Pre-Acquisition Agreement and the appointment or election of nominees of Clear Energy to the board of directors of Ranchgate, it would conduct its business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice. Each of Clear Energy and Ranchgate made various representations and warranties to the other in the Pre-Acquisition Agreement.

Pursuant to the Pre-Acquisition Agreement, Ranchgate also agreed that neither Ranchgate nor any of its directors, officers, employees, agents, financial advisors, counsel or other representatives shall, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group (other than Clear Energy and its subsidiaries and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any matter or thing which is inconsistent with the successful completion of the Offer, including any inquiries or proposals regarding any merger, amalgamation, arrangement, take-over bid to acquire more than 20% of the outstanding Ranchgate Shares, a sale of substantial assets, a sale of treasury shares (other than pursuant to the exercise of presently outstanding options, warrants or other share compensation arrangements) or any similar transactions involving Ranchgate (any of the foregoing inquiries or proposals being referred to herein as an **"Acquisition Proposal"**) made by a third party prior to the Expiry Time; or (ii) provide any confidential information to, participate in any discussions or negotiations relating to any Acquisition Proposal with, or otherwise cooperate with or assist or participate in any effort to consider, review or initiate an Acquisition Proposal by, any corporation, person or other entity or group, other than Clear Energy; provided however, subject to certain compensation fee provisions, Ranchgate shall not be bound by the foregoing restrictions in respect of any proposal or offer in writing received by Ranchgate from another party, which offer was not solicited by Ranchgate or any of its directors, officers, employees, agents, financial advisors, counsel or other representatives after the date of the Pre-Acquisition Agreement, which the board of directors of Ranchgate believes is reasonably likely to become a Superior Proposal (as hereinafter defined) or in any other circumstance where it would be inconsistent with the fiduciary obligations of the board of directors of Ranchgate. If Ranchgate or Ranchgate's board of directors determines to provide any confidential information in accordance with the terms of the Pre-Acquisition Agreement, Ranchgate shall so notify Clear Energy in writing (which notice in writing must identify the party proposing such transaction and the terms and conditions thereof, which must include a copy of the terms and conditions of any form of Acquisitions Proposal and which must provide an undertaking to provide to Clear Energy any further documents relating to Ranchgate by or on behalf of such party) of any such provision of confidential information and provided further that the provision of any such confidential information shall be on terms and conditions no more favourable to such other party than those contained in the confidentiality agreement between Ranchgate and Clear Energy dated April 23, 2004 (the **"Confidentiality Agreement"**).

Subject to certain compensation fee provisions contained in the Pre-Acquisition Agreement, provided Ranchgate is in compliance with the terms of the Pre-Acquisition Agreement, subject to the right of first refusal referred to below, nothing contained in the Pre-Acquisition Agreement shall prevent Ranchgate's board of directors from considering, negotiating, approving and recommending to the Shareholders an Acquisition Proposal for which adequate financial arrangements have been made which Ranchgate's board of directors determines in good faith, after written advice from outside counsel and its financial advisors (copies of which are to be immediately delivered to Clear Energy) would, if consummated in accordance with its terms, result in a transaction financially superior for Ranchgate and its Shareholders than the transaction contemplated by the Pre-Acquisition Agreement (any such Acquisition Proposal being referred to herein as a **"Superior Proposal"**).

Pursuant to the Pre-Acquisition Agreement, Ranchgate agreed that it shall not enter into any agreement (other than a confidentiality agreement substantially similar to the Confidentiality Agreement) regarding a Superior Proposal (the **"Proposed Agreement"**) without providing Clear Energy with an opportunity of not less than 48 hours to amend the Pre-Acquisition Agreement to provide at least as favourable or more favourable terms than those to be included in the Proposed Agreement. In particular, Ranchgate covenanted to provide Clear Energy with all material terms and conditions of any Proposed Agreement at least 48 hours prior to its proposed execution by Ranchgate. The board of directors of Ranchgate shall review any offer by Clear Energy to amend the terms of the Pre-Acquisition Agreement in good faith in order to determine, in its discretion and exercising its fiduciary duties, whether Clear Energy's amended offer, would result in the Acquisition Proposal not being a Superior Proposal. If Ranchgate's board of directors so determines, it will enter into an amended agreement with Clear Energy reflecting Clear Energy's amended Offer. In the event Clear Energy agrees to amend the Pre-Acquisition Agreement as provided above within such 48 hour period, Ranchgate covenanted to not enter into the Proposed Agreement. In the event of non-cash consideration, financial equivalency will be determined by Ranchgate's board of directors, acting reasonably, after due consideration of the opinions of Clear Energy's and Ranchgate's financial advisors.

Clear Energy has agreed pursuant to the Pre-Acquisition Agreement that it will not amend the terms of the Offer, other than (i) to increase the consideration payable thereunder, (ii) to waive any conditions thereof, or (iii) to extend the Expiry Time, except with the prior consent of Ranchgate, such consent not to be unreasonably withheld.

Provided that there is no breach or non-performance by Clear Energy of a material provision of the Pre-Acquisition Agreement, Ranchgate has agreed to pay to Clear Energy a compensation fee (the **"Compensation Fee"**) of $3,000,000 if one of the following events occurs:

(1) an actual or proposed Acquisition Proposal is publicly announced and not withdrawn on or prior to the Expiry Time and the Minimum Condition is not satisfied such that Clear Energy does not take up Ranchgate Shares under the Offer following the Expiry Time and such Acquisition Proposal is subsequently completed;

(2) the board of directors of Ranchgate fails to recommend that (i) the Offer is fair, from a financial point of view, to the Shareholders and is in the best interest of Ranchgate and the Shareholders, and (ii) Shareholders accept the Offer, or withdraws or, in any manner materially adverse to Clear Energy, amends, modifies or changes its recommendation regarding the Offer prior to the Expiry Time; or

(3) Ranchgate enters into an agreement (other than a confidentiality agreement permitted under the Pre-Acquisition Agreement) prior to the Expiry Time providing for or in furtherance of an Acquisition Proposal or Ranchgate or the board of directors of Ranchgate recommends that Shareholders accept an Acquisition Proposal.

In the event Ranchgate fails to comply fully with, in all material respects or breaches, in any material respect, any of its representations, warranties or covenants made in the Pre-Acquisition Agreement or any of its representations and warranties under the Pre-Acquisition Agreement are not true and correct in all material respects and such failure, breach, untruth or incorrectness, can reasonably be considered to be a material factor in one or more of the conditions to the Offer not being satisfied at the Expiry Time, Ranchgate agrees to reimburse and pay to Clear Energy all of its costs incurred in connection with the Pre-Acquisition Agreement and the making of the Offer including, but not limited to, legal, accounting, engineering, financial advisory, printing, depository and regulatory fees.

The Pre-Acquisition Agreement (other than the provisions regarding the payment of the Compensation Fee) may be terminated at any time prior to Clear Energy first taking up and paying for the Ranchgate Shares for, amongst other reasons:

(1) by mutual written consent of Clear Energy and Ranchgate;

(2) by Clear Energy, if the conditions of the Offer have not been satisfied or waived by Clear Energy on or before the Expiry Time; or

(3) by Clear Energy, if Clear Energy has not taken up and paid for the Ranchgate Shares deposited under the Offer on or before that date which is 65 days following the day of mailing of the Offer; or

(4) by Clear Energy or Ranchgate, if the Offer terminates or expires at the Expiry Time without Clear Energy taking up and paying for any of the Ranchgate Shares as a result of the non-satisfaction of any condition of the Offer which has not been waived unless the failure of such condition shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement; or

(5) by Clear Energy or Ranchgate, if the Compensation Fee shall become due and payable by Ranchgate to Clear Energy; or

(6) by either Clear Energy or Ranchgate, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Pre-Acquisition Agreement shall have used reasonable commercial efforts to remove such order, decree, ruling or injunction; or

(7) by either Clear Energy or Ranchgate, in the event that the other of them shall have failed to comply fully with, in all material respects, or breaches, in any material respect, any of its representations, warranties or covenants made in the Pre-Acquisition Agreement to be complied with or performed at or prior to the Expiry Time, or any of the representations and warranties of the other of them under the Pre-Acquisition Agreement are not true and correct in all material respects at or prior to the Expiry Time, in which event, in the case of termination by Clear Energy, where such failure, breach, untruth or incorrectness can reasonably be considered to be a material factor in one or more of the conditions of the Offer not being satisfied at the Expiry Time, an amount equal to all of Clear Energy's costs incurred in connection with the Pre-Acquisition Agreement and the making of the Offer shall become due and payable by Ranchgate to Clear Energy.

Pre-Tender Agreements

Pursuant to the Pre-Tender Agreements, the Tendering Shareholders who hold an aggregate of 4,678,357 Ranchgate Shares, 1,958,891 Ranchgate Options and 150,000 Ranchgate Warrants representing approximately 20.6% of the issued and outstanding Ranchgate Shares (on a diluted basis) have agreed to either surrender those Ranchgate Options and Ranchgate Warrants unexercised or exercise such options and warrants, as applicable, and deposit all Ranchgate Shares held by such Tendering Shareholders (including those acquired by them upon exercise of Ranchgate Options and Ranchgate Warrants, if any), to the Offer, subject to certain conditions, and not to withdraw such shares except in certain circumstances.

Terms and Conditions of the Offer

Reference is made to the Offer for particulars of the terms and conditions of the Offer, including the manner and time of acceptance, the conditions of the Offer and provisions for payment for Ranchgate Shares taken up thereunder.

Acceptance of the Offer

Except for the following persons who have entered into Pre-Tender Agreements and have agreed to either directly or indirectly tender securities directly or indirectly under their control or direction to the Offer, Clear Energy has no knowledge regarding whether any Shareholder will accept or reject the Offer:

Tendering Shareholder	Number of Ranchgate Shares to be tendered to the Offer	Number of Ranchgate Options to be either exercised or cancelled	Number of Ranchgate Warrants to be either exercised or cancelled
Reginald Ernest Anderson	448,677	215,000	Nil
Abdel F. Badwi	537,646	176,667	Nil
Arthur Bain	85,975	Nil	Nil
Charles W. Berard	486,948	198,334	Nil
David J. Burton	85,000	125,000	75,000
Don D. Copeland	714,077	Nil	Nil
Joseph S. Durante	280,204	290,000	Nil
T. Chen Fong	345,933	Nil	Nil
Dale Gorrie	780,000	Nil	Nil
Jennifer K. Kennedy	15,000	50,000	Nil
Dale A. Lucas	15,556	95,556	Nil
Edward J. Marcinew	87,500	150,000	75,000
Kelly J. Ogle	535,492	365,000	Nil
Kelly A. Tomyn	12,500	190,000	Nil
George W. Watson	41,111	103,334	Nil
CCC Management Ltd.	94,738	Nil	Nil
JEO Resources Ltd.	112,000	Nil	Nil

Source of Funds and Expenses of the Offer

Clear Energy estimates that if it acquires all of the Ranchgate Shares pursuant to the Offer, the total amount required to pay the expenses relating to the Offer, including depositary, solicitation, printing, and legal expenses, will be approximately $900,000 and will be paid out of Clear Energy's working capital.

Soliciting Dealers and Information Agents

Clear Energy has retained each of FirstEnergy Capital Corp. and GMP Securities Ltd. to act as soliciting dealers and information agents in connection with the Offer to solicit acceptances of the Offer. For providing this service, each of the Soliciting Dealers and Information Agents will be paid a fee based upon the success of the Offer and will be reimbursed by Clear Energy for their reasonable out of pocket expenses. In addition, the Soliciting Dealers and Information Agents will be indemnified against certain liabilities including liabilities under securities laws, in connection with the Offer.

Depositary

Clear Energy has retained Valiant Trust Company to act as a depositary for the receipt of certificates for Ranchgate Shares and related Letters of Transmittal deposited under the Offer and for the payment for Ranchgate Shares purchased by Clear Energy pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Clear Energy for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who accepts the Offer by depositing their Ranchgate Shares directly with the Depositary. Shareholders should contact the Depositary or their broker or dealer for assistance in accepting the Offer and in depositing the Ranchgate Shares with the Depositary.

Financial Advisors

Clear Energy has not retained a financial advisor in connection with the Offer and Orion Securities Inc. has been retained to act as financial advisor to Ranchgate in connection with the Offer.

SELECTED PRO FORMA CONSOLIDATED INFORMATION

Selected Pro Forma Financial Information

The following table sets out certain financial information for Clear Energy, Ranchgate, the Tweedie Property and pro forma consolidated financial information for Clear Energy after giving effect to the proposed acquisition of all of the Ranchgate Shares pursuant to the Offer, the acquisition of the Tweedie Property by Ranchgate and certain other adjustments. The financial information for Clear Energy is as at and for the three month period ended March 31, 2004 and the twelve months ended December 31, 2003. The information concerning Ranchgate and the Tweedie Property is as at and for the three month period ended March 31, 2004 and the twelve months ended December 31, 2003 and has been provided to Clear Energy by Ranchgate or has been taken from, or based upon, public sources. **The following information should be read in conjunction with the pro forma consolidated financial statements of Clear Energy set forth in Appendix B to this Circular, including the notes thereto.** The information presented below and as set forth in Appendix B to this Circular assumes that all Ranchgate Shares are exchanged for Clear Energy Shares in accordance with the Offer.

<u>Three Month Period Ended March 31, 2004</u>

($000s, except per share amounts)

	Clear Energy (unaudited)	Ranchgate (unaudited)	Tweedie Property (unaudited)	Pro forma (unaudited)
Net Revenues	6,489	3,344	1,594	11,427
Net earnings (loss)	386	(361)	N/A	575
per share, basic			N/A	0.01
per share, diluted			N/A	0.01
Assets	64,849	46,267	21,570	156,520

12 Month Period Ended December 31, 2003

($000s, except per share amounts)

	Clear Energy	Ranchgate	Tweedie Property (unaudited)	Pro forma (unaudited)
Net Revenues	19,688	14,382	8,982	44,024
Net earnings	1,756	456	N/A	5,304
per share, basic			N/A	0.12
per share, diluted			N/A	0.12

Selected Pro Forma Operational Information

The following table sets out certain operating information with respect to Clear Energy, Ranchgate and the Tweedie Property as at December 31, 2003.

	Clear Energy	Ranchgate	Tweedie Property[(1)]	Combined
Average Daily Production				
Oil & NGLs (bbls/d)	381	777	—	1,158
Natural gas (mcf/d)	10,165	4,239	4,831	19,235
Oil equivalent (boe/d @ 6:1)	2,075	1,484	805	4,364
Proved Reserves				
Oil & NGLs (mbbls)	227	1,721		1,948
Natural gas (mmcf)	6,891	9,193		16,084
Oil equivalent (mboe @ 6:1)	1,376	3,253		4,629
Proved and Probable Reserves				
Oil & NGLs (mbbls)	307	2,691		2,998
Natural gas (mmcf)	10,912	13,762		24,674
Oil equivalent (mboe @ 6:1)	2,127	4,984		7,111
Undeveloped Land Holdings (acres)	274,013	95,000	18,053	387,066

Note:

(1) The reserve information in respect of the Tweedie Property has been internally generated and has not been prepared or audited by a qualified reserves evaluator or auditor pursuant to National Instrument 51-101. Therefore, such reserve information is not included in this table and has not been used to generate the "Combined" operating information.

CLEAR ENERGY INC.

General

Clear Energy was incorporated under the ABCA on December 9, 2002. The head and principal office of Clear Energy is located at Suite 2900, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4 and the registered office is located at 1000 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2.

Clear Energy is a junior oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Provinces of Alberta and Saskatchewan.

For a detailed description of Clear Energy see Appendix A hereto, "Information Concerning Clear Energy Inc."

RANCHGATE ENERGY INC.

Incorporation

The predecessor corporation to Ranchgate was incorporated on October 20, 1983 under the *Business Corporations Act* (Ontario) and continued under the ABCA on August 21, 1992. On September 6, 1995, the predecessor corporation to Ranchgate amalgamated with 585774 Alberta Ltd. and Trenstar Activities Inc. to form Geodyne Technologies Inc. On January 1, 1997, the predecessor corporation to Ranchgate amalgamated with two wholly-owned subsidiaries, Multi-bio Tech Inc. and Ligands Inc. and continued as Geodyne Technologies Inc. On December 3, 1999, the predecessor corporation to Ranchgate consolidated its common shares on an eight-for-one basis and changed its name to Geodyne Energy Inc. ("**Geodyne**").

On December 31, 2002, Geodyne completed a business combination transaction with Ranchgate Oil and Gas Limited ("**ROGL**"). This transaction was effected by way of a three-cornered amalgamation pursuant to the ABCA. Pursuant to the terms of an amalgamation agreement (the "**Amalgamation Agreement**"), three common shares of Geodyne were issued for each common share of ROGL and ROGL amalgamated with 1012813 Alberta Ltd., a wholly-owned subsidiary of Geodyne, and continued as "Ranchgate Oil and Gas Limited". Also in accordance with the Amalgamation Agreement, Geodyne consolidated its issued and outstanding common shares on a three-for-one basis and changed its name to "Ranchgate Energy Inc.".

On November 30, 2003, Ranchgate amalgamated with its wholly-owned subsidiary, ROGL. Ranchgate has one wholly-owned subsidiary, Geodyne Energy Production Inc., which was incorporated under the ABCA on September 24, 2001.

Ranchgate and Geodyne Energy Production Inc. are partners in the Geodyne Energy Production Partnership formed September 28, 2001 for the purposes of operating Ranchgate's and Geodyne Energy Inc.'s producing properties.



Ranchgate Energy Inc.
(Alberta)
100%
Geodyne Energy
Production Inc.
(Alberta)
Geodyne Energy
Production
Partnership
(Alberta)

The head office of Ranchgate is located at 500, 815 - 8th Avenue S.W., Calgary, Alberta T2P 3P2 and its registered office is located at 3700, 400 -3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Capitalization of Ranchgate

Ranchgate is authorized to issue an unlimited number of Ranchgate Shares and an unlimited number of preferred shares, of which, as at June 24, 2004, there are 30,169,121 Ranchgate Shares and no preferred shares issued and outstanding. Clear Energy understands that as at June 24, 2004, there were options outstanding to acquire 2,578,891 Ranchgate Shares at prices between $0.48 and $1.14 per share with a weighted average exercise price of $0.92 per Ranchgate Share and Ranchgate Warrants outstanding which entitle the holders thereof in the aggregate to acquire 150,000 Ranchgate Shares at an exercise price of $0.95 per share, of which warrants to purchase 75,000 Ranchgate Shares expire May 1, 2004 and warrants to purchase 75,000 Ranchgate Shares expire June 1, 2005.

Dividend Record and Policy of Ranchgate

Based on publicly available information, Clear Energy believes that during the two years preceding the date of the Offer, Ranchgate has not paid a dividend in respect of the Ranchgate Shares.

Previous Distributions

Based on publicly available information and information provided to Clear Energy by Ranchgate regarding Ranchgate Shares, other than any distribution of Ranchgate Shares pursuant to Ranchgate's stock option plan, of which Clear Energy is aware, the only distributions of Ranchgate Shares by Ranchgate during the five years preceding the date of the Offer are as follows:

Date of Issue	Number of Shares	Issue Price ($)	Aggregate Proceeds ($)
December 9, 1999 (1)	500,000	$0.45	$225,000
December 30, 1999	291,667	$0.60	$175,000
December 30, 1999	57,143	$0.525	$30,000
May 16, 2000	200,000	$0.75	$150,000
October 23, 2000	183,363	$0.66	$122,510
May 31, 2001	56,667	$0.66	$37,400
June 29, 2001 and July 12, 2001	2,733,333	$0.84	$2,296,000
November 14, 2001 and December 17, 2001	1,113,042	$0.96	$1,068,520
September 6, 2002	666,667	$0.75	$500,000
December 31, 2002 (2)	13,673,792	$0.95	$12,990,102
January 1, 2003	832	0	0
May 21, 2003	75,000(3)	$0.95	$71,250
June 10, 2003	75,000(3)	$0.95	$71,250
June 30, 2003	5	0	0
July 9, 2003	1,987,763	$0.95	$1,888,375
July 9, 2003	3,043,478(4)	$1.15	$3,500,000

Date of Issue	Number of Shares	Issue Price ($)	Aggregate Proceeds ($)
December 16, 2003	1,873,333	$1.10	$2,060,666
December 16, 2003	1,873,333[4]	$1.30	$2,435,333

Notes:

(1) On December 3, 1999, the common shares were consolidated on an eight for one basis.

(2) In connection with the merger of Geodyne Energy Inc. and Ranchgate Oil and Gas Limited, the common shares were consolidated on a three-for-one basis.

(3) Unit offering consisting of one common share and one common share purchase warrant.

(4) Flow-through common shares.

Price Range and Volume of Trading of Ranchgate Shares

The common shares of Ranchgate have been listed and posted for trading on the TSX under the trading symbol "ROG" since January 29, 2003 and prior thereto on the TSX Venture Exchange.

The following table sets forth the reported high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Ranchgate Shares on the TSX as reported by sources Clear Energy believes to be reliable for the periods indicated:

	Price Range ($)			
	High	**Low**	**Close**	**Trading Volume**
2003				
June	1.05	0.85	0.94	997,953
July	1.02	0.94	0.95	206,139
August	1.26	0.91	1.24	2,397,975
September	1.21	1.04	1.06	1,441,934
October	1.21	1.03	1.09	900,205
November	1.20	1.05	1.10	758,752
December	1.10	0.92	1.05	1,308,012
2004				
January	1.22	1.01	1.15	1,531,511
February	1.18	1.06	1.10	676,424
March	1.15	1.00	1.00	1,527,044
April	1.15	1.02	1.09	2,795,100
May	1.15	0.90	0.94	1,319,304
June 1 - 24	1.38	0.93	1.35	10,541,387

On June 10, 2004, being the last full day on which Ranchgate Shares traded prior to the public announcement of the offer, the closing price of the Ranchgate Shares on the TSX was $1.15. Based on the June 10, 2004 closing price of $3.75 for the Clear Energy Shares on the TSX, the Offer price represents a 26% premium over the June 10, 2004 closing price of the Ranchgate Shares.

Ownership, Direction and Control over Securities of Ranchgate

As at the date hereof, the names of the directors and senior officers of Ranchgate and the number of Ranchgate Shares, Ranchgate Options and Ranchgate Warrants, beneficially owned, directly or indirectly, or over which control or direction is exercised by them or, to their knowledge after reasonable inquiry, their respective associates are as follows:

Name	Position Held	Number (and percentage) of Ranchgate Shares	Number (and percentage) of Ranchgate Options	Number (and percentage) of Ranchgate Warrants
Reginald Ernest Anderson	Vice President Engineering and Corporate Development	448,677 (1.5%)	215,000 (8.3%)	—
Abdel F.Z. Badwi	Director	537,646 (1.8%)	176,667 (6.9%)	—
Charles W. Berard	Director	486,948 (1.6%)	198,334 (7.7%)	—
Merelie Berard (1)	—	83,542 (0.3%)	—	—
David J. Burton	Manager, Engineering and Operations	85,000 (0.3%)	125,000 (4.8%)	75,000 (50%)
Joseph S. Durante	Chairman and Director	280,204 (0.9%)	290,000 (11.2%)	—
Katherine A. Durante(1)	—	68,269 (0.2%)	—	—
Jennifer K. Kennedy	Corporate Secretary	15,000 (Nil)	50,000 (1.9%)	—
Dale A. Lucas	Director	15,556 (0.1%)	95,556 (3.7%)	—
Edward J. Marcinew	Vice President Exploration	87,500 (0.3%)	150,000 (5.8%)	75,000 (50%)
Kelly J. Ogle	President, Chief Executive Officer and Director	535,492 (1.8%)	365,000 (14.2%)	—
Kelly A. Tomyn	Vice President Finance	12,500 (Nil)	190,000 (7.4%)	—
George Watson	Director	41,111 (0.1%)	103,334 (4.0%)	—

Note:

(1) Associate of a director or senior officer of Ranchgate.

To the knowledge of the directors and senior officers of Clear Energy, after reasonable inquiry, there are no securities of Ranchgate owned, or over which control or direction is exercised, by any person or company acting jointly or in concert with Ranchgate.

As at the date hereof, 30,169,121 Ranchgate Shares are issued and outstanding. Other than as listed in the table above, the directors and senior officers of Clear Energy do not know of, after reasonable inquiry, any person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Ranchgate Shares.

Effect of the Offer on Market and Listing

The purchase of Ranchgate Shares by Clear Energy pursuant to the Offer will reduce the number of such shares that might otherwise trade publicly and will reduce the number of holders of such shares and could adversely affect the liquidity and market value of the remaining Ranchgate Shares held by the public. If the number and distribution of publicly-held Ranchgate Shares no longer meets with the criteria for continued listing on the TSX, it is anticipated that an application will be made by Clear Energy to delist the Ranchgate Shares. If the Ranchgate Shares are delisted, it is possible that such shares would be traded in the over-the-counter market and that price quotations for those Ranchgate Shares would be reported in Canada through the Canadian over-the-counter automated trading system. The extent of the public market for the Ranchgate Shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

After the purchase of the Ranchgate Shares under the Offer, Ranchgate may cease to be subject to the public reporting and proxy solicitation requirements of the ABCA and the securities laws of certain provinces of Canada. Furthermore, it may be possible for Ranchgate to request the elimination of the public reporting requirements in any province having an insignificant number of resident Shareholders.

If Clear Energy succeeds in acquiring all of the Ranchgate Shares pursuant to the Offer or through any rights of compulsory acquisition or pursuant to a Subsequent Acquisition Transaction, as referred to in the Offer, the Ranchgate Shares will be delisted and Ranchgate will, subject to regulatory approval, cease to be a "reporting issuer" for the purposes of Canadian securities legislation.

INFORMATION CONCERNING CLEAR ENERGY AND RANCHGATE

Existing Business Relationship Between Clear Energy and Ranchgate

Except for those resulting from the ordinary course of the oil and gas industry, and as set forth herein, there are no existing business relationships between Clear Energy, its associates or affiliates and Ranchgate.

Ownership of Ranchgate Shares

Clear Energy does not beneficially own, directly or indirectly, or control or exercise discretion over, or have the right to acquire, any securities of Ranchgate except as described herein. To the knowledge of the directors and senior officers of Clear Energy, after reasonable inquiry, no securities of Ranchgate are owned (directly or indirectly) by, nor is control or direction over any securities of Ranchgate exercised by, any director or senior officer, any associate or affiliate of Clear Energy, any associate of any director or senior officer of Clear Energy, any person or company who beneficially owns (directly or indirectly) more than 10% of any class of equity securities of Clear Energy or any person or company acting jointly or in concert with Clear Energy except as follows:

Name	Position with Clear Energy	Number of Ranchgate Shares	Number of Ranchgate Options
Charles W. Berard	Director	486,948	198,334
Merelie Berard	Associate	83,542	—

Trading in Ranchgate Securities

During the six month period preceding the date of the Offer, no securities of Ranchgate have been traded by Clear Energy or any director or officer of Clear Energy or, to the knowledge of the directors and senior officers of Clear Energy, after reasonable inquiry, by any associate or affiliate of Clear Energy, by any associate of any director or senior officer of Clear Energy, by any person or company who beneficially owns (directly or indirectly) more than 10% of any class of equity securities of Clear Energy or by any person or company acting jointly or in concert with Clear Energy.

Commitments to Acquire Securities of Ranchgate

No securities of Ranchgate are the subject of any commitments made by Clear Energy, or its directors or senior officers and, to the knowledge of the directors and senior officers of Clear Energy, after reasonable inquiry, no securities of Ranchgate are the subject of any commitments made by any associate or affiliate of Clear Energy, by any associate of any director or senior officer of Clear Energy, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Clear Energy or by any person or company acting jointly or in concert with Clear Energy, to acquire any equity securities of Ranchgate, except for the commitment to acquire the Ranchgate Shares pursuant to the Offer and the commitments contained in the Pre-Tender Agreements. See "Pre-Tender Agreements" in this Circular.

Arrangements Between Clear Energy and the Directors and Officers of Ranchgate

Other than pursuant to the Pre-Tender Agreements and other than as set out in this Circular under "Pre-Acquisition Agreement", there are no arrangements or agreements made or proposed to be made between Clear Energy and any of the directors and senior officers of Ranchgate or Ranchgate's subsidiaries and no payments or other benefits are proposed to be made or given by Clear Energy by way of compensation in respect of loss of office or in respect of such directors or senior officers remaining in or retiring from office if the Offer is successful.

Arrangements Between Clear Energy and the Ranchgate Shareholders

Other than as referred to in this Circular under "Arrangements Between Clear Energy and the Directors and Officers of Ranchgate" and "Pre-Acquisition Agreement" in this Circular and other than pursuant to the Pre-Tender Agreements, there are no contracts, arrangements or agreements or understandings, formal or informal, between Clear Energy and any security holder of Ranchgate with respect to the Offer or between Clear Energy and any person or company with respect to any securities of Ranchgate.

Charles W. Berard is the only director or senior officer of Ranchgate who is a director or senior officer of Clear Energy or any subsidiary or affiliate of Clear Energy.

Benefits From Offer

Other than as referred to in this Circular under "Arrangements Between Clear Energy and the Directors and Officers of Ranchgate", there are no direct or indirect benefits of accepting or refusing to accept the Offer to any director or senior officer of Ranchgate or, to the knowledge of the directors and senior officers of Clear Energy, after reasonable inquiry, to any associate of any director or senior officer Ranchgate or to any person or company who beneficially owns, directly or indirectly, more than 10% of any class or equity securities of Ranchgate or to any person acting jointly or in concert with Clear Energy.

Material Changes in the Affairs of Ranchgate and Other Information

Except for the Offer and as set out below and as set forth herein, or as publicly disclosed by Ranchgate, Clear Energy has no information, as of the date hereof, which indicates that any material change has occurred in the affairs, financial position or prospects of Ranchgate since March 31, 2004, the date of Ranchgate's last published financial statements.

On June 1, 2004, Ranchgate announced that it had closed its previously announced $22.0 million acquisition of natural gas assets located in the Tweedie area of northeastern Alberta (the "**Tweedie Acquisition**"). The transaction was announced on April 7, 2004 and had an effective date of March 1, 2004.

Highlights of the Tweedie Acquisition include:

- 3.9 mmcf/d (650 boe/d) of high-netback natural gas production
- 100 percent working interest, gas plant ownership, access to extensive infrastructure and low operating costs
- A land base of approximately three townships, or 69,000 acres, with significant offsetting Crown land available in the area
- Multi-zone potential with 22 potential drilling locations and 14 re-completions initially identified
- Available proprietary 2D seismic data

Clear Energy has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer.

ACQUISITION OF RANCHGATE SHARES NOT DEPOSITED AND APPRAISAL RIGHTS

Compulsory Acquisition

The purpose of the Offer is for Clear Energy to acquire all outstanding Ranchgate Shares, including Ranchgate Shares which may become outstanding on the exercise of Ranchgate Options, Ranchgate Warrants and other rights to purchase or acquire Ranchgate Shares. Upon completion of the Offer, Clear Energy intends to utilize any statutory rights of purchase pursuant to Part 16 of the ABCA that may be applicable.

Part 16 of the ABCA provides that if by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, not less than 90% of the outstanding Ranchgate Shares not owned by or on behalf of Clear Energy or an affiliate or associate of Clear Energy are validly tendered pursuant to the Offer (such purchased Ranchgate Shares being referred to herein as "**Accepted Securities**"), Clear Energy may be entitled, but is not obligated, to acquire the remaining Ranchgate Shares (the "**Remaining Securities**"). In such event, Clear Energy could send by registered mail to each holder ("**Dissenting Offeree**") of the Remaining Securities, on or before the earlier of 60 days after the Expiry Time or 180 days after the date hereof, notice of its intention (the "**Offeror's Notice**") to acquire the Remaining Securities on the terms of the Offer and pursuant to the provisions of Part 16 of the ABCA. Within 20 days after giving the Offeror's Notice, Clear Energy must pay or transfer to Ranchgate the consideration Clear Energy would have had to pay or transfer to any such Dissenting Offeree if it had elected to accept the Offer, to be held in trust by Ranchgate for any such Dissenting Offeree. Within

20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Remaining Securities held by such Dissenting Offeree to Ranchgate, and each Dissenting Offeree must elect within 60 days after the date of sending such notice by Clear Energy: (i) to transfer its Remaining Securities to Clear Energy on the terms on which Clear Energy acquired the Accepted Securities; or (ii) to demand payment of the fair value thereof by notifying Clear Energy and by applying to the Court of Queen's Bench of Alberta to fix the fair value of the Dissenting Offeree's Remaining Securities to Clear Energy on the terms set forth in the Offer. A Dissenting Offeree who fails to notify Clear Energy and apply to the Court of Queen's Bench of Alberta to fix the fair value of the Dissenting Offeree's Remaining Securities within the required time will be deemed to have elected to transfer the Dissenting Offeree's Remaining Securities to Clear Energy on the terms on which Clear Energy acquired the Accepted Securities. If a Dissenting Offeree demands payment of fair value, Clear Energy is entitled to apply to the Court of Queen's Bench of Alberta to fix the fair value of that Dissenting Offeree's Remaining Securities. Any judicial determination of the fair value of such Remaining Securities could be more or less than the amount paid pursuant to the Offer. It is Clear Energy's current intention to exercise the foregoing compulsory purchase right in the event it acquires 90% or more of the Ranchgate Shares (on a diluted basis) under the Offer. If Clear Energy does not exercise such right or proceed with a Subsequent Acquisition Transaction, as described below, Shareholders who do not tender under the Offer may remain minority Shareholders in Ranchgate.

The foregoing is a summary only of the right of compulsory acquisition available to Clear Energy and the right of appraisal available to Shareholders. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA attached as Appendix E hereto. Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions and those who wish to be better informed about these provisions should consult their legal advisors. These provisions are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

If Clear Energy takes up and pays for Ranchgate Shares validly deposited under the Offer and the aforementioned statutory right of compulsory acquisition is not available or Clear Energy elects not to pursue such right, Clear Energy currently intends to pursue other means of acquiring, directly or indirectly, all the Ranchgate Shares in accordance with applicable law, including by way of a Subsequent Acquisition Transaction, as described below.

In order to effect a Subsequent Acquisition Transaction, Clear Energy may seek to cause a special meeting of the holders of Ranchgate Shares to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction involving Clear Energy, or an affiliate of Clear Energy and Ranchgate or the Shareholders for the purposes of Ranchgate becoming, directly or indirectly, a wholly-owned subsidiary of Clear Energy, or an affiliate of Clear Energy or effecting an amalgamation or merger of Ranchgate's business and assets with or into Clear Energy, or an affiliate of Clear Energy (referred to as a **"Subsequent Acquisition Transaction"**). Clear Energy would cause Ranchgate Shares acquired under the Offer to be voted in favour of any Subsequent Acquisition Transaction and, to the extent permitted by law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. A special resolution to approve such Subsequent Acquisition Transaction would require Clear Energy to acquire at least 662/3% of the Ranchgate shares under the Offer.

The timing and details of any such Subsequent Acquisition Transaction will necessarily depend on a variety of factors, including the number of Ranchgate Shares acquired pursuant to the Offer. In the event of any such Subsequent Acquisition Transaction, Shareholders, other than Clear Energy and its affiliates, could, in accordance with Canadian law, receive shares, cash, preferred shares (which may be immediately redeemable by the issuer for cash), warrants, other equity shares or debt or any combination thereof. The consideration, subject to prevailing conditions, including general economic conditions and the business of Ranchgate, offered to Shareholders in a Subsequent Acquisition Transaction may have a higher or lower value than the value of the consideration offered for the Ranchgate Shares pursuant to the Offer.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Ranchgate Shares. The exercise of such right of dissent, if certain procedures are complied with by the Shareholder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for his, her or its Ranchgate Shares. The fair value of securities so determined could be more or less than the amount paid per Ranchgate Share pursuant to the Offer or the Subsequent Acquisition Transaction. Any such judicial determination of the fair value of the Ranchgate Shares could be based upon considerations other than, or in addition to, the market price, if any, of the Ranchgate Shares.

Tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See the section of the Circular entitled "Canadian Federal Income Tax Consequences".

The methods described above of acquiring the remaining Ranchgate Shares not acquired by Clear Energy pursuant to the Offer, other than the statutory right of acquisition under the ABCA, may be a "going private transaction" within the meaning of Ontario Securities Commission (**"OSC"**) Rule 61-501 (**"OSC Rule 61-501"**) and Autorité des marchés financiers du Québec (**"AMFQ"**) Policy Q-27 ("**Policy Q-27**") if such method would result in the interest of a holder of Ranchgate Shares (the **"Affected Securities"**) being terminated without the consent of the holder. Under OSC Rule 61-501 and Policy Q-27, any Subsequent Acquisition Transaction may also constitute a related party transaction, however, the provisions regulating a related party transaction, are not applicable if the transaction is a going private transaction carried out in accordance therewith.

OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, a person proposing to carry out a going private transaction or a related party transaction is required to prepare a valuation of the Affected Securities (and any non-cash consideration being offered therefore) and provide to the holders of the Affected Securities a summary of such valuation. In connection therewith, Clear Energy intends to rely on any exemption then available or to seek waivers pursuant to OSC Rule 61-501 and Policy Q-27 from the OSC and the AMFQ, respectively, exempting Clear Energy or Ranchgate, or its affiliates as appropriate, from the requirement to prepare a valuation in connection with a subsequent going private transaction.

Under the ABCA, certain types of Subsequent Acquisition Transactions would require the approval of 662/3% of the votes cast by security holders who vote in respect of such transactions. OSC Rule 61-501 and Policy Q-27 would also generally require that, in addition to any other required securityholder approval, in order to complete a going private transaction or a related party transaction, the approval of a simple majority of the votes cast by "minority" holders of each class of the Affected Securities be obtained. In relation to the Offer and any Subsequent Acquisition Transaction which constitutes a going private transaction (or a related party transaction within the meaning of OSC Rule 61-501 and Policy Q-27), the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and AMFQ, as required, all Shareholders other than Clear Energy, any "interested party" or any person or company who is a "related party" of Clear Energy for the purposes of OSC Rule 61-501 and Policy Q-27, including any directors, officers or other insiders of Clear Energy, or any person or company acting jointly or in concert with Clear Energy or any affiliate of the foregoing.

However, OSC Rule 61-501 and Policy Q-27 also provide that, subject to certain terms and conditions regarding the timing of a Subsequent Acquisition Transaction and certain other requirements, notwithstanding the foregoing, Clear Energy may treat Ranchgate Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such going private (or related party) transaction if, among other things, (i) Clear Energy's intent to effect such transaction is clearly disclosed at the time of the Offer (which requirement has been satisfied by this Offer and the disclosure in the Circular), (ii) a summary of the valuation is provided or a valuation is not required; and (iii) the consideration per security in the going private (or related party) transaction is at least equal in value to, and in the same form as, the consideration paid under the Offer. Clear Energy currently intends that the consideration offered under any subsequent going private transaction proposed by it would be at least equal in value to, and in the same form as, the consideration offered under the Offer, and Clear Energy intends to cause the Ranchgate Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction.

Under OSC Rule 61-501 and Policy Q-27, if, following the Offer, Clear Energy and its affiliates are the registered holders of 90% or more of the Ranchgate Shares (on a diluted basis) at the time the subsequent going private transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory dissent and appraisal remedy is available to the minority Shareholders or if a substantially equivalent enforceable right is made available to the minority Shareholders.

Any Subsequent Acquisition Transaction carried out by Clear Energy will likely be by way of an amalgamation or a statutory arrangement pursuant to which Clear Energy or a successor entity would acquire all Ranchgate Shares not tendered to the Offer.

If Clear Energy does not effect a compulsory acquisition or a Subsequent Acquisition Transaction, Clear Energy will evaluate its other alternatives. Such alternative could include, to the extent permitted by applicable law, purchasing additional Ranchgate Shares in the open market, in a privately negotiated transaction, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Ranchgate Shares. Any additional purchases of Ranchgate Shares could be at a price greater than, equal to or less than the price to be paid for Ranchgate Shares under the Offer and could be for cash or other consideration. Alternatively, Clear Energy may sell or otherwise dispose of any or all Ranchgate Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Clear Energy, which may vary from the prices paid for Ranchgate Shares under the Offer.

The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority Shareholders, would necessarily be subject to a number of considerations, including the number of Ranchgate Shares acquired pursuant to the Offer. There can be no assurance that any such transaction will be proposed or, if proposed, effected. Shareholders should consult their own legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of OSC Rule 61-501 and QSC Policy Q-27, Canadian courts, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The current trend both in legislation and in the American jurisprudence upon which the previous Canadian decisions were based is toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Borden Ladner Gervais LLP, counsel to Clear Energy, the following is a summary of the principal Canadian federal income tax consequences generally applicable to Shareholders who dispose of their Ranchgate Shares pursuant to the Offer or pursuant to the transactions described in this Circular under the heading "Acquisition of Ranchgate Shares Not Deposited and Appraisal Rights". This summary has been prepared with reference to the Tax Act, the *Income Tax Regulations* (the **"Regulations"**), all proposals published by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the **"Tax Proposals"**) to enact specific amendments to the Tax Act or to the Regulations and such counsel's understanding of the current administrative practices of the Canada Revenue Agency (**"CRA"**). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action or any changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein. With respect to the Tax Proposals, no assurance can be given that the Tax Proposals will be enacted in the form currently proposed or at all.

The Tax Act contains "mark-to-market rules" relating to securities held by certain "financial institutions" as defined in the Tax Act. The mark-to-market rules generally preclude such institutions from obtaining capital gains treatment in respect of gains realized from a disposition of shares of corporations (other than shares of a corporation in which the institution has a "significant interest") and such institutions are precluded from making the election under subsection 39(4) of the Tax Act referred to below. This summary does not otherwise take the mark-to-market rules into account and Shareholders that are "financial institutions" for the purposes of these rules should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of disposing of their Ranchgate Shares having regard to their own particular circumstances.

Offer for Ranchgate Shares

Residents of Canada

The following portion of this summary is restricted only to Shareholders who, for the purposes of the Tax Act, and at all relevant times are, or are deemed to be, resident in Canada, who deal at arm's length with and are not affiliated with Clear Energy or Ranchgate and who hold their Ranchgate Shares, and will hold any Clear Energy Shares as capital property for the purposes of the Tax Act and following the completion of the Offer will not, either alone or together with other persons whom they do not deal at arm's length, either control Clear Energy or beneficially own shares of Clear Energy which have a fair market value in excess of 50% of the fair market value of all outstanding shares of Clear Energy.

Ranchgate Shares and Clear Energy Shares will generally constitute capital property to a holder unless such holder holds such Ranchgate Shares or Clear Energy Shares in the course of carrying on a business of trading or dealing in securities or has acquired such Ranchgate Shares or Clear Energy Shares as part of an adventure in the nature of trade. In circumstances where Ranchgate Shares or Clear Energy Shares may not constitute capital property to a particular holder, such holder may be entitled to elect to cause such Ranchgate Shares or Clear Energy Shares to constitute capital property by making the irrevocable election in subsection 39(4) of the Tax Act to treat all Canadian securities owned by the holder as capital property.

Disposition of Ranchgate Shares Pursuant to the Offer

A Shareholder who disposes of Ranchgate Shares pursuant to the Offer and receives Clear Energy Shares for their Ranchgate Shares will not (unless such a Shareholder has included, in the computation of such Shareholder's income for the taxation year in which the disposition occurs, any portion of the capital gain or capital loss otherwise determined from the disposition of a Ranchgate Share) realize any immediate income tax consequences as a result of the disposition. Instead, the Shareholder will be deemed to have disposed of each Ranchgate Share for proceeds of disposition equal to the adjusted cost base of such share immediately before the disposition, and, in exchange therefor, will be deemed to have acquired a portion of Clear Energy Share at a cost equal to such adjusted cost base and would therefore recognize neither a capital gain nor a capital loss in respect of the exchange. A Shareholder may choose to recognize a capital gain (or capital loss) in respect of such disposition by reporting this amount in their income tax return for their taxation year which includes such disposition. Such capital gain (or capital loss) will be equal to the difference between: (i) the fair market value of the Clear Energy Shares received; and (ii) the aggregate of the adjusted cost base of their Ranchgate Shares and any reasonable costs of disposition. In such circumstances, the cost of any Clear Energy Shares acquired will be the fair market value thereof. The adjusted cost base of any Clear Energy Share to a holder is arrived at by averaging the acquisition cost of all Clear Energy Shares held by the Shareholder.

Capital Gains and Capital Losses

Generally, a Shareholder will be required to include one-half of the amount of any capital gain (a "**taxable capital gain**") in income and will be entitled to deduct one-half of the amount of any capital loss (an "**allowable capital loss**") against taxable capital gains realized by the Shareholder in the year of disposition. Any allowable capital losses in excess of such taxable capital gains may be carried back and deducted in any of the preceding three years, or carried forward and deducted in any following year, against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. In the case of a Shareholder that is a corporation, trust or partnership, the amount of any capital loss otherwise determined resulting from the disposition of Ranchgate Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Tax Act.

A Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of capital gains.

Capital gains realized by individuals or trusts, other than certain trusts, may be subject to an alternative minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and an alternative minimum tax. For purposes of computing the alternative minimum tax, four-fifths of all capital gains are included in the Shareholder's income as otherwise determined rather than the usual one-half. **Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.**

Acquisition of Ranchgate Shares Not Deposited

As described under "Acquisition of Ranchgate Shares Not Deposited and Appraisal Rights" in this Circular, Clear Energy may acquire Ranchgate Shares not deposited under the Offer pursuant to the statutory right of compulsory acquisition under Part 16 of the ABCA. A Shareholder whose Ranchgate

Shares are acquired pursuant to such compulsory acquisition generally will be subject to the tax treatment described above.

As further described under "Acquisition of Ranchgate Shares Not Deposited and Appraisal Rights" in this Circular, Clear Energy's current intention is to consider other means of acquiring, directly or indirectly, all of the equity in Ranchgate in accordance with applicable law, including a Subsequent Acquisition Transaction. In the event Clear Energy undertakes a Subsequent Acquisition Transaction involving Ranchgate, the tax consequences to the Shareholders who do not tender their Ranchgate Shares to the Offer would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from those described above, depending upon the exact manner in which the transaction is carried out.

Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequence to them of having their Ranchgate Shares acquired pursuant to such transactions.

Non-Residents of Canada

The following portion of this summary is applicable only to Shareholders who are neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act or any applicable tax treaty, who deal at arm's length with Clear Energy, do not carry on an insurance business in Canada and who do not use or hold and are not deemed to use or hold their Ranchgate Shares in carrying on a business in Canada (referred to hereinafter as a **"Non-Resident Shareholder"**).

Disposition of Ranchgate Shares Pursuant to the Offer

A Non-Resident Shareholder will only be subject to taxation in Canada in respect of the disposition of Ranchgate Shares if such shares constitute "taxable Canadian property" (as defined in the Tax Act) and the Shareholder is not afforded any relief under an applicable income tax treaty.

Generally, a Non-Resident Shareholder's Ranchgate Shares will constitute taxable Canadian property only if (i) at any time within the five year period immediately preceding the disposition by such Shareholder, the particular Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder together with all such persons, has owned (or had an interest in or an option in respect of) 25% or more of the issued shares of any class or series of shares of the capital stock of Ranchgate or a predecessor of Ranchgate; (ii) such Shareholder elected under the Tax Act to have the Ranchgate Shares deemed to be "taxable Canadian property"; or (iii) the Ranchgate Shares were acquired in circumstances under which they are deemed to be "taxable Canadian property". If the Ranchgate Shares constitute, or are deemed to constitute, taxable Canadian property to a particular Non-Resident Shareholder, the tax consequences on the disposition thereof under the Offer described above under "Residents of Canada" generally will apply (subject to the terms of any applicable income tax treaty).

Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them on the disposition of their Ranchgate Shares under the Offer.

Acquisition of Ranchgate Shares Not Deposited

As described under "Acquisition of Ranchgate Shares Not Deposited and Appraisal Rights" in this Circular, Clear Energy may acquire Ranchgate Shares not deposited under the Offer pursuant to the statutory right of compulsory acquisition under Part 16 of the ABCA. If the Ranchgate Shares are not listed on a prescribed stock exchange at the time of disposition, they will be taxable Canadian property to a Non-Resident Shareholder. See "Effect of the Offer on Market and Listing" in this Circular. Where a Non-Resident Shareholder disposes of Ranchgate Shares that are taxable Canadian property to the holder, the disposition may give rise to a capital gain. If such capital gain is not exempt from Canadian income tax under the terms of an applicable income tax treaty, the tax consequences as described above under "Capital Gains and Capital Losses" generally will apply. In addition, if the Ranchgate Shares are not listed on a prescribed stock exchange at the time of disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to a Non-Resident Shareholder.

In the event Clear Energy undertakes a Subsequent Acquisition Transaction involving Ranchgate, the tax consequences to the Non-Resident Shareholders who do not tender their Ranchgate Shares to the Offer would depend upon the nature of the particular transaction undertaken. Such tax consequences may include a deemed dividend, a capital gain or capital loss, or both a deemed dividend and a capital gain or capital loss.

Any interest or dividends deemed received by the Non-Resident Shareholders in connection with the disposition of their Ranchgate Shares will be subject to non-resident withholding tax at a rate of 25% or such lower rate as may be provided for under the terms of an applicable income tax treaty.

Non-Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Ranchgate Shares acquired pursuant to such transactions.

LEGAL MATTERS

The legal opinions referred to under the section of the Circular entitled "Canadian Federal Income Tax Considerations" have been provided by Borden Ladner Gervais LLP, counsel to Clear Energy.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of Borden Ladner Gervais LLP beneficially owned (directly or indirectly) less than 1% of each of the issued and outstanding Clear Energy Shares and Ranchgate Shares.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of Ranchgate with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

June 25, 2004

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the security holders of Ranchgate Energy Inc. has been authorized by the board of directors of Clear Energy Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The present Offer and Circular do not contain any misrepresentation likely to affect the value or market price of the securities subject to the Offer.

(signed) *"Jeffrey S. Boyce"*	(signed) *"Stephen E. Bjornson"*
President and Chief Executive Officer	Vice President Finance, Corporate Secretary and Chief Financial Officer

On behalf of the Board of Directors

(signed) *"Larry J. MacDonald"*	(signed) *"W. Peter Comber"*
Director	Director

CONSENTS

CONSENT OF SOLICITORS

To: The Securities Authorities
The Board of Directors of Clear Energy Inc.

We hereby consent to the reference to our opinion contained under the heading "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer to Purchase dated June 25, 2004 made by Clear Energy Inc. to the holders of common shares of Ranchgate Energy Inc.

June 25, 2004
Calgary, Alberta

(signed) Borden Ladner Gervais LLP
Lawyers - Patent & Trade-mark Agents

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS OF CLEAR ENERGY INC.

To: The Securities Authorities
The Board of Directors of Clear Energy Inc.

Dear Sirs/Mesdames:

Re: Offering Circular of Clear Energy Inc. (the "Corporation") to Purchase All of the Outstanding Shares of Ranchgate Energy Inc. Dated June 25, 2004 (the "Offering Circular")

Gilbert Laustsen Jung Associates Ltd. hereby consents to the reference in the Circular accompanying the Offer dated June 25, 2004 made by Clear Energy Inc. to holders of common shares of Ranchgate Energy Inc. of our report dated January 31, 2004 evaluating the crude oil, natural gas and natural gas liquids reserves attributable to properties owned by Clear Energy Inc.

Yours very truly,

(signed) **Gilbert Laustsen Jung Associates Ltd.**

Calgary, Alberta
Dated: June 25, 2004

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS OF RANCHGATE ENERGY INC.

To: The Securities Authorities
The Board of Directors of Clear Energy Inc.

Dear Sirs/Mesdames:

Re: Offering Circular of Clear Energy Inc. (the "Corporation") to Purchase All of the Outstanding Shares of Ranchgate Energy Inc. Dated June 25, 2004 (the "Offering Circular")

Gilbert Laustsen Jung Associates Ltd. hereby consents to the reference in the Circular accompanying the Offer dated June 25, 2004 made by Clear Energy Inc. to holders of common shares of Ranchgate Energy Inc. of our report dated April 1, 2004 evaluating the crude oil, natural gas and natural gas liquids reserves attributable to properties owned by Ranchgate Energy Inc.

Yours very truly,

(signed) **Gilbert Laustsen Jung Associates Ltd.**

Calgary, Alberta
Dated: June 25, 2004

CONSENT OF INDEPENDENT LAND CONSULTANTS OF CLEAR ENERGY INC.

To: The Securities Authorities
The Board of Directors of Clear Energy Inc.

Reference: Offering Circular of Clear Energy Inc. (the "Corporation') to Purchase All of the Outstanding Shares of Ranchgate Energy Inc. dated June 25, 2004 (the "**Offering Circular**")

Dear Sirs/Mesdames:

Seaton-Jordan & Associates Ltd. hereby consents to the reference in the Circular accompanying the Offer dated June 25, 2004 made by Clear Energy Inc. to holders of common shares of Ranchgate Energy Inc. of our report dated January 14, 2004, effective as at December 31, 2003, evaluating the undeveloped land holdings of Clear Energy Inc.

Sincerely,

(signed) Seaton-Jordan & Associates Ltd.

Calgary, Alberta
Dated: June 25, 2004

CONSENT OF AUDITORS OF CLEAR ENERGY INC.

We have read the offer to purchase of Clear Energy Inc. (the "Company") dated June 25, 2004 relating to the offer to purchase all of the outstanding common shares of Ranchgate Energy Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents

We consent to the use in the above-mentioned document of our report to the directors of the Company on the consolidated balance sheets of the Company as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the year ended December 31, 2003. Our report is dated February 27, 2004 (except as to note 11, which is as of June 25, 2004).

We also consent to the use in the above-mentioned document of our report to the directors of the Company on the Statement of Revenues and Operating Expenses of the Clear Energy Assets for each of the years in the three year period ended December 31, 2002. Our report is dated February 24, 2004.

Calgary, Alberta
June 25, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

CONSENT OF AUDITORS OF RANCHGATE ENERGY INC.

To: The Board of Directors of Clear Energy Inc.

We have read the offer to purchase of Clear Energy Inc. dated June 25, 2004 relating to the offer to purchase all of the outstanding common shares of Ranchgate Energy Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned document of our report to the shareholders of the Ranchgate Energy Inc. on the consolidated balance sheets of Ranchgate Energy Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. Our report is dated March 31, 2004, except for note 15 which is as at April 19, 2004.

We also consent to the use in the above-mentioned document of our report to the shareholders of the Ranchgate Energy Inc. on the consolidated balance sheet of Ranchgate Energy Inc. as at December 31, 2002 and the consolidated statements of operations and deficit and cash flows for the year then ended. Our report is dated April 1, 2003.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
June 25, 2004

APPENDIX A - INFORMATION CONCERNING CLEAR ENERGY INC.

TABLE OF CONTENTS

CLEAR ENERGY INC.

Clear Energy was incorporated under the ABCA on December 9, 2002.

The head office of Clear Energy is located at Suite 2900, 400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4 and the registered office is located at 1000, 400-3rd Avenue S.W., Calgary, Alberta T2P 4H2. The only principal subsidiaries of the Corporation are AZN Energy (Canada) Inc. and 592647 Alberta Ltd. which hold certain oil and gas properties in West Central Alberta. Each of these subsidiaries are wholly-owned by Clear Energy and are incorporated under the ABCA.

GENERAL DEVELOPMENT OF THE BUSINESS

History of the Corporation

Clear Energy was formed for the purpose of participating in a plan of arrangement involving Vermilion Resources Ltd. ("**Vermilion**"), Vermilion Acquisitions Ltd., Vermilion Energy Trust and the Corporation (the "**Plan of Arrangement**"). The Plan of Arrangement was effective January 22, 2003 and resulted in the shareholders and option holders of Vermilion becoming unitholders of Vermilion Energy Trust and shareholders of Clear Energy. Shareholders and option holders of Vermilion received 19,160,206 Common Shares in the capital of Clear Energy pursuant to the Plan of Arrangement. As part of the Plan of Arrangement, Clear Energy acquired certain of Vermilion's production and exploration assets in the Peace River Arch area of Alberta and in Saskatchewan. Clear Energy assumed all liabilities including environmental liabilities relating to these assets. See "*NARRATIVE DESCRIPTION OF THE BUSINESS*". Upon completion of the Plan of Arrangement certain officers and employees of Vermilion became the management team of Clear Energy.

In conjunction with the completion of the Plan of Arrangement, on January 24, 2003, the Common Shares of Clear Energy were listed on the Toronto Stock Exchange under the trading symbol "CEN". See "*MARKET FOR SECURITIES*".

On January 22, 2003, Clear Energy completed a private placement to directors, officers and employees of an aggregate of 1,176,400 units, each consisting of one common share and three performance incentive rights, at a price of $1.70 per unit. Such price was determined based on Clear Energy's net asset value placed on the assets acquired from Vermilion pursuant to the Plan of Arrangement. Each performance incentive right entitles the holder to acquire one common share of the Corporation for a price of $1.70 per share. The performance incentive rights have a seven year term and are exercisable by the holder only during the period that the holder is a director or employee of Clear Energy. See "*DESCRIPTION OF SHARE CAPITAL*".

On February 27, 2003, the Corporation completed a private placement of 7,160,000 Common Shares at a price of $2.80 per share for gross proceeds of $20,048,000. Clear Energy used the proceeds to finance its ongoing exploration and development activities and for general corporate purposes.

Clear Energy's production for 2003 was affected by significant events that created fluctuation in volumes from quarter to quarter. The Shane area, representing more than 80% of the Corporation's total production was subject to a competitive drainage situation that could have impacted the ultimate recoverable reserves and the production profile of those reserves. Clear Energy and its partners made an Energy and Utilities Board ("**EUB**") application for Rateable Take and a Special Off Target Penalty to reduce pool drainage. On June 11, 2003, the Corporation announced a favourable ruling by the EUB resulting in a reduction to allowable production from the third party off target well. Following this ruling on August 6, 2003, Clear Energy announced that it had temporarily shut-in production from the Shane Kiskatinaw "D" pool as a result of an EUB order forcing a resolution to the dispute after the off target producer intentionally shut-in its well. On September 12, 2003 the Corporation and one of its partners jointly acquired the off target producer's working interest in the pool and its related wells, pipelines and facilities to settle the dispute. The acquisition was of strategic importance to Clear Energy as it became operator of the entire Shane area including all pipelines and the Peoria gas plant. In addition, it allowed production to resume at agreed upon rates and increased the ultimate recoverable reserves for the Corporation.

On October 9, 2003, the Corporation completed a private placement of 1,000,000 flow through Common Shares at a price of $4.15 per share for gross proceeds of $4,150,000. Clear Energy used the proceeds to finance its ongoing exploration activities.

In 2003, the Corporation spent $10.4 million on acquisitions comprising a $1.8 million corporate acquisition of two private companies providing entrance to a small project in West Central Alberta and the remaining $8.56 million on asset acquisitions in the Peace River Arch. The first acquisition for $3.9 million represented a consolidation of a working interest in the Shane area in order to resolve the competitive drainage dispute that occurred earlier in the year. In December 2003, the Corporation closed a $4.7 million acquisition of natural gas assets in the Glacier area of northwest Alberta. These assets included a non-producing natural gas well awaiting a pipeline tie-in and surrounding undeveloped lands. This acquisition provided further consolidation of the Glacier area, which will be a key exploration area of focus for Clear Energy in 2004.

Recent Developments

On June 11, 2004, Clear Energy announced that it entered into a financing agreement with a syndicate of underwriters led by FirstEnergy Capital Corp. and including GMP Securities Inc., Tristone Capital Inc., Salman Partners Inc., and Canacord Capital Corporation (collectively, the "**Underwriters**") on a firm bought deal basis for aggregate proceeds of $15,120,000 whereby Clear Energy would issue 4,200,000 Common Shares at a price of $3.60 per share. The Underwriters were granted an option (the "**Option**") to increase the size of the private placement offering by up to an additional 1,400,000 Common Shares at the issue price exercisable up to 48 hours prior to closing, which closing is expected to occur on or about June 30, 2004. On June 14, 2004, Clear Energy announced that the financing agreement had been amended to increase the previously announced private placement of Common Shares to $20,160,000 from $15,120,000. The Underwriters exercised the over-allotment option on June 22, 2004 thereby increasing the size of the private placement offering to 7,000,000 Common Shares for aggregate gross proceeds of $25,200,000

NARRATIVE DESCRIPTION OF THE BUSINESS

General

Clear Energy is a junior oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Provinces of Alberta and Saskatchewan.

Clear Energy's total production for the first quarter of 2004 was in excess of budgeted production of 2,500 boe/d, comprised of 11.6 mmcf/d of natural gas production and 500 bbls/d of oil and liquids production (87% natural gas weighted). The operational area of Clear Energy consists of prospects primarily in the Peace River Arch area of Alberta, however, Clear Energy will be active elsewhere in the Western Canadian Sedimentary Basin in its search for additional value added properties. The production in the Peace River Arch area was initially non-operated and represented 50% of the production held by Vermilion in the Peace River Arch. During 2003, the Corporation took over operatorship of the production at Shane and Gage areas of the Peace River Arch. Current production occurs primarily in the Kiskatinaw, Belloy and Viking zones.

The Corporation also owns approximately 274,012 net acres of undeveloped land in both Alberta and Saskatchewan which includes a prospect inventory in excess of 25 locations. Additional seismic and mapping will identify further opportunities. Clear Energy's assets provide it with an inventory of relatively higher risk, high impact opportunities. The challenge for management is to provide more balance to the prospect inventory by adding low and medium risk opportunities.

Stated Business Objective

The business plan of Clear Energy is to create sustainable and profitable per share growth in both cash flow from operations and net asset value. To accomplish this, Clear Energy will pursue an integrated growth strategy of focused high impact exploration play development supplemented with a development drilling program and property acquisitions. Acquisitions of producing properties will be followed by further development and exploratory drilling in those areas. The basis for growth will initially be dependent on higher risk exploration plays. The Corporation's strategy is to balance this risk over time through building a lower risk development drilling inventory. Property acquisitions will be used to create stable cash flow to provide capital and provide balance to the existing prospect inventory, production and reserve base.

Initially, Clear Energy expects to focus on drilling of the lands in Alberta and Saskatchewan which it acquired from Vermilion pursuant to the Plan of Arrangement. Clear Energy will also pursue strategic land, farm-in, joint venture, asset and corporate acquisition opportunities in circumstances where further exploitation, development and exploration opportunities exist.

In reviewing potential drilling or acquisition opportunities, Clear Energy's philosophy will give consideration to the following criteria:

- target high netback natural gas and light oil;
- create a high impact prospect inventory with multi-zone potential;
- focus on maintaining a consolidated land position; and
- target high working interest, operatorship and facilities control.

In general, Clear Energy will pursue a portfolio approach in developing a large number of opportunities with a balance of risk profiles and commodity exposure in an attempt to generate sustainable high levels of growth. Operatorship and high working interests allow the Corporation to control the timing of project development and reduce competition while managing costs.

The board of directors of Clear Energy may, at its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon a consideration of the qualitative aspects of available opportunities including risk profile, technical upside, reserve life and asset quality.

Business Risks

The business of exploring for, developing and producing oil and natural gas reserves is inherently risky. There is substantial risk that the manpower and capital employed will not result in the finding of new reserves in economic quantities. The Corporation's initial production base is characterized by high declines (greater than 50%) and a reserve life index (proven plus probable) of 2.4 years. Therefore, the Corporation's cash flow base is not reliable for longer term growth and the challenge for management will be to provide a more stable production profile. There is also a risk that the sale of Clear Energy's reserves may be delayed indefinitely due to processing constraints, lack of pipeline capacity or lack of markets. The price Clear Energy receives for its oil and gas production fluctuates continuously and, for the most part, is beyond its control. The Corporation is also subject to the risks associated with owning oil and gas properties, including environmental risks such as the pollution of air, land and water. The Corporation's prospect inventory is high risk (15% to 35% chance of success) and may not provide consistent growth. In all areas of the business, Clear Energy competes against entities that may have greater technical and financial resources. Clear Energy's growth is dependent upon external sources of financing which may not be available on acceptable terms.

Clear Energy mitigates these risks by hiring highly qualified personnel, either directly as employees or indirectly when contracting for services. The Corporation's philosophy of focusing on a limited number of geographical areas allows it to develop a high level of technical and managerial expertise in each area. To control the cost and pace of development, Clear Energy will acquire high working interests in each prospect and become the operator wherever possible. Clear Energy may enter into commodity price and interest rate hedging strategies to add a degree of certainty to cash flow. See "*NARRATIVE DESCRIPTION OF THE BUSINESS - MARKETING*". In the field, the Corporation adheres to sound operational standards, which meet or exceed recognized levels. All levels of Clear Energy's operations are adequately insured in accordance with industry practice. From a financial perspective, the Corporation will prudently manage debt levels and will fund high risk opportunities with cash flow and equity. Leverage will be used upon development of a stable cash flow base and managed through debt to cash flow principles.

Description of Principal Oil and Natural Gas Properties

As a result of the Plan of Arrangement Clear Energy acquired 50% of Vermilion's working interest in certain oil and natural gas production in the Peace River Arch area of Alberta and a 100% working interest in certain other exploration lands. The following is a description of the oil and natural gas properties, pipelines and installations in which Clear Energy has an interest and that are material to Clear Energy's operations and exploration activities. The production numbers stated refer to Clear Energy's working interest share before deduction of Crown and freehold royalties.

Peace River Arch, Alberta

Clear Energy's main natural gas producing properties and exploration and development activities in the Peace River Arch area are focused in the Shane and Gage areas, which are located southwest of the Town of Peace River in northwest Alberta. This area commenced production in January 2001 and in the first quarter of 2004 produced in excess of 2,100 boe/d (net to Clear Energy). Clear Energy has interests in 6 gross (2.2 net) gas wells and 1 gross (0.1 net) oil well. Gilbert Laustsen Jung Associates Ltd., independent petroleum engineering consultants of Calgary, Alberta evaluated Clear Energy's oil and natural gas properties as at December 31, 2003 in a report dated February 25, 2004 and reported proven plus probable gas reserves of 8,882 mmcf and proven plus probable liquid reserves of 285,000 bbls for the Peace River Arch area. This area represents 82% of the present value of Clear Energy's assets discounted at 10%. As at December 31, 2003, Clear Energy has undeveloped landholdings of 144,268 gross (124,201 net) acres in the area. See "*LANDHOLDINGS*".

The development of this area was initially part of a grass roots exploration strategy initiated by Vermilion in late 1999 and early 2000 through a regional geological study. The first land position was acquired by Vermilion in 2000 followed by the drilling of two natural gas discoveries in 2001.

The two discovery wells lead to two separate producing areas. The Shane well was drilled in February 2001 and the Gage well followed in August 2001. Both wells were tied-in to third party production facilities and were on stream in the first quarter of 2002. Vermilion subsequently completed one follow up gas well in each area resulting in a total of four producing gas wells in these two areas. A third Shane natural gas well was drilled in the fourth quarter of 2002 and was placed on production in the first quarter of 2003.

The Peace River Arch is a region with high natural gas potential from many varied geological horizons comprised of multizone opportunities. The Corporation is targeting high impact, medium depth formations stacked with shallower secondary target zones. One of the primary formations targeted in the Peace River Arch is Kiskatinaw channel trends providing high liquids rich natural gas potential. The strong production rates characteristic of these channels allows for drainage of the reservoir with a limited number of wells. Estimated dry hole costs of $400,000 targeting reserves per well of 5 to 10 bcf makes exploration economic. The challenge for the Corporation is the difficulty in identifying the channels. The low cost drilling operations for the region combined with the high operating netback and high deliverability capacity of the wells allows for the potential of a recycle ratio in excess of 2.0 to 1.0 (measuring cash flow netbacks against total capital invested).

Additional drilling is expected at both the Shane and Gage areas, where production currently exists, including new play development in both areas. In addition, grass roots exploration play development began in 2003 at Hines Creek, Royce, and Glacier. The capital spent for the Peace River Arch was $22.0 million out of the total $26.8 million capital program for the Corporation. The area is a key region for potential growth for Clear Energy and a major area of focus for 2004.

Shane

The Shane area represents the majority of Clear Energy's production with 9.5 mmcf/d of natural gas and 425 bbls/d of natural gas liquids comprising 2,000 boe/d of combined current production. Production occurs from Mississippian Kiskatinaw sandstones and Permian Belloy formations from two wells in which Clear Energy has a 33.9% working interest. The Shane area, which represents more than 80% of Clear Energy's total production, was subject to a competitive drainage situation that could have impacted the ultimate recoverable reserves and the production profile of those reserves. See "*HISTORY OF THE CORPORATION*".

The Shane area includes 21,280 gross (14,793 net) acres of undeveloped land on which additional play types in the Montney, Belloy and Dunvegan are being developed. Clear Energy has four wells at Shane in its 2004 capital program.

North Gage

Clear Energy has 18,400 gross (13,672 net) acres of undeveloped land in this area adjacent to producing wells providing current production of 85 boe/d. Production occurs primarily from the Kiskatinaw formation from two wells transferred from Vermilion. Both wells have encountered water production problems or production declines during 2003. The Corporation drilled one well at Gage in the first quarter of 2004 in an attempt to extend the life of the existing Kiskatinaw pool. The well will be tied into existing infrastructure during the second quarter of 2004. A second well aimed at a shallower formation was successful and is currently being tied in.

Glacier

The Corporation holds 27,149 gross (26,669 net) acres at Glacier and intends to pursue several Cretaceous and Triassic prospects in this area. This region has multi-zone potential and Clear Energy has acquired 3D seismic data covering two townships. Success in this area will require some infrastructure development as only limited pipeline access is available adjacent to Clear Energy's lands. The Corporation's capital expenditure program for 2004 includes several exploration wells to be drilled in the first and second quarters of 2004 followed up by the drilling of several additional wells over the year depending on results.

In December 2003, the Corporation closed a $4.7 million acquisition at Glacier which involved the purchase of a non-producing natural gas well awaiting a pipeline tie-in and surrounding undeveloped lands. In 2004, the plans are to drill a second well extending the pool and completing the pipeline infrastructure to tie-in the existing Glacier well which has already been drilled and completed.

Royce

Clear Energy has 7,680 gross (7,040 net) acres of undeveloped lands at Royce (west of North Gage). The Corporation originally targeted a Kiskatinaw channel but the first exploration well in 2003 was unsuccessful. However, other shallower formations remain prospective in this area with 3 to 5 wells planned for 2004.

Others

Clear Energy has other projects in the Peace River Arch including opportunities at Gordondale and Boundary Lake. Further technical review in these areas is needed. In addition, the Corporation has 35,592 gross (32,040 net) acres of undeveloped land at Girouxville which is currently being evaluated with an initial test well planned for 2004.

Saskatchewan

In addition to the activities in Alberta, Clear Energy has acquired 132,314 gross (132,156 net) acres of land in Saskatchewan.

The Corporation has numerous plays in Saskatchewan in distinct and separate land blocks. The first is a shallow gas development where Clear Energy has drilled three wells to date. The first well encountered gas and water and was cased pending completion and the other two wells were plugged and abandoned due to the low permeability. Clear Energy continues to map the regional extent of this shallow gas potential. The play continues to be under evaluation and may require additional capital to be allocated for 2004. The Corporation is also reviewing a medium depth oil target (1,900 metres) with shallow gas potential. Any drilling activity for shallow gas in Saskatchewan is contingent on expansion of the 2004 capital budget.

Central Alberta

On May 12, 2003, the Corporation acquired working interests in a certain natural gas property in Oberlin (West Central), Alberta. The properties included 65 boe/d of operated production, gas compression and three undeveloped sections of land. During 2003, Clear Energy drilled a gas well on the acquired lands. One well is planned in the 2004 budget.

Southern Foothills

Clear Energy has 33,600 gross (15,741 net) acres of land in the southern foothills region of Alberta where multi-zone prospects exist including Belly River, Cardium and Viking formations, which have been produced in the region. During 2003, the Corporation drilled one Viking gas well (0.75 net) and completed a second well (0.5 net), which are currently on production at a rate of 150 boe/d. A third Viking well is planned in 2004 on Clear Energy lands (100% working interest).

Petroleum and Natural Gas Reserves

Gilbert Laustsen Jung Associates Ltd. ("**GLJ**") evaluated the proved and probable reserves associated with Clear Energy's oil and natural gas properties as at December 31, 2003 in a report dated January 31, 2004 (the "**GLJ Report**"). The GLJ Report was prepared in accordance with Canadian Securities Administrators National Instrument NI 51-101 ("**NI 51-101**"), using standards consistent with the Canadian Oil and Gas Engineering Handbook. The Independent Reserves Committee of the Board of Directors has reviewed and approved the GLJ Report.

The following tables, based on the GLJ Report, summarize the oil, NGLs and natural gas reserves attributable to Clear Energy's properties and the present value of future net revenue for such reserves using forecast and constant price assumptions and costs.

All evaluations of future net production revenue set forth in the tables below are based on GLJ's pricing assumptions as at January 1, 2004 and are stated for Clear Energy's working interest share of reserves (referred to as "Company Gross" in NI 51-101) after direct lifting costs, normal allocated overhead and future capital investments. Clear Energy's net interest share is after deduction for royalty burdens payable. It should not be assumed that the discounted future net production revenue estimated by the GLJ Report represents the fair market value of the reserves. There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material. The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than or less than the estimates provided herein.

The Corporation's Independent Reserves Committee of the Board of Directors reviews the qualifications and appointment of the independent qualified reserves evaluators. The Committee also reviews the procedures for providing information to the evaluators. All booked reserves are based upon an annual evaluation and review by the independent qualified reserves evaluators.

Summary of Reserves by Category[1] and Product as at December 31, 2003[2]

(Based on Forecast Price and Cost Assumptions)[5]

	Working Interest Reserves					
	Gas mmcf		NGLs mbbls		mboe	
Description	Gross[3]	Net[3]	Gross[3]	Net[3]	Gross[3]	Net[3]
Proved Producing[4]	3,469	2,421	162.9	111.8	741.1	516.1
Proved Nonproducing[4]	3,026	2,237	13.8	9.8	518.1	382.7
Proved Undeveloped[4]	395	271	49.8	34.0	115.8	79.2
Total Proved[4]	6,890	4,929	226.5	155.6	1,375.0	978.0
Probable[4]	4,021	2,677	80.6	45.2	750.6	491.4
Total Proved Plus Probable	10,911	7,606	307.1	200.8	2,125.6	1,469.4

Net Present Value of Future Net Revenue(2)

(Based on Forecast Price and Cost Assumptions)(5)

	Before Tax ($000s)					After Tax ($000s) (7)				
		Discounted at					Discounted at			
Description	Undisc.	5%	10%	15%	20%	Undisc.	5%	10%	15%	20%
Proved Producing(4)	13,144	12,580	12,105	11,695	11,334	10,211	9,741	9,351	9,017	8,725
Proved Nonproducing(4)	5,875	4,775	4,013	3,458	3,037					
Proved Undeveloped(4)	1,601	1,533	1,466	1,401	1,341					
Total Proved(4)	20,620	18,888	17,584	16,554	15,712	16,542	14,932	13,738	12,808	12,058
Probable(4)	7,903	6,356	5,381	4,696	4,182					
Total Proved Plus Probable	28,523	25,244	22,965	21,251	19,894	22,972	19,876	17,761	16,195	14,974

Undiscounted Total Future Net Revenue(2)

(Based on Forecast Price and Cost Assumptions)(5)

($000s)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment Costs	Future Net Revenue Before Income Taxes	Income Tax(7)	Future Net Revenue After Income Taxes(7)
Proved Producing(4)	23,353	6,906	3,198	-	104	13,144	2,934	10,211
Proved Nonproducing(4)	15,770	2,882	5,407	1,540	66	5,875		
Proved Undeveloped(4)	3,012	979	142	290	-	1,601		
Total Proved(4)	42,135	10,767	8,747	1,830	170	20,621	4,079	16,542
Total Probable(4)	22,587	6,224	5,950	2,450	59	7,903		
Total Proved Plus Probable	64,722	16,991	14,697	4,280	229	28,523	5,552	22,972

Summary of Reserves by Category(1) and Product as at December 31, 2003(2)

(Based on Constant Price and Cost Assumptions)(6)

	Working Interest Reserves					
	Gas mmcf		NGLs mbbls		mboe	
Description	Gross(3)	Net(3)	Gross(3)	Net(3)	Gross(3)	Net(3)
Proved Producing(4)	3,503	2,447	163.5	112.1	747.3	520.7
Proved Nonproducing(4)	3,108	2,299	13.8	9.7	531.8	392.9
Proved Undeveloped(4)	395	271	49.8	34.0	115.8	79.1
Total Proved(4)	7,006	5,017	227.2	155.8	1,394.9	992.7
Probable(4)	4,121	2,753	81.2	45.4	768.0	504.3
Total Proved Plus Probable	11,127	7,769	308.3	201.2	2,162.9	1,497.0

Net Present Value of Future Net Revenue[2]

(Based on Constant Price and Cost Assumptions)[6]

	Before Tax ($000s)					After Tax ($000s)[7]				
		Discounted at					Discounted at:			
Description	Undisc.	5%	10%	15%	20%	Undisc.	5%	10%	15%	20%
Proved Producing[4]	14,757	13,963	13,340	12,824	12,383	11,442	10,765	10,245	9,823	9,465
Proved Nonproducing[4]	8,414	6,674	5,510	4,686	4,073					
Proved Undeveloped[4]	1,931	1,838	1,750	1,667	1,591					
Total Proved[4]	25,102	22,475	20,600	19,177	18,047	20,540	18,063	16,321	15,017	13,996
Probable[4]	10,924	8,579	7,164	6,200	5,488					
Total Proved Plus Probable	36,025	31,054	27,764	25,377	23,535	29,398	24,680	21,614	19,426	17,765

Undiscounted Total Future Net Revenue[2]

(Based on Constant Price and Cost Assumptions)[6]

($000s)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment Costs	Future Net Revenue Before Income Taxes	Income Tax[7]	Future Net Revenue After Income Taxes[7]
Proved Producing[4]	25,636	7,601	3,185	-	92	14,757	3,315	11,442
Proved Nonproducing[4]	18,986	3,656	5,325	1,540	53	8,414		
Proved Undeveloped[4]	3,477	1,117	139	290	-	1,931		
Total Proved[4]	48,100	12,374	8,649	1,830	145	25,102	4,561	20,540
Probable[4]	26,607	7,472	5,716	2,450	45	10,924		
Total Proved Plus Probable	74,707	19,846	14,365	4,280	190	36,025	6,627	29,398

Net Present Values of Future Net Revenue by Category and Commodity[1]

	Net Present Value of Future Net Revenue Before Income Taxes Discounted at 10% Forecast Pricing[5]	Net Present Value of Future Net Revenue Before Income Taxes Discounted at 10% Constant Pricing[6]
Proved Producing		
Heavy Oil	18	21
Natural Gas	12,085	13,313
Other Company Revenue /Costs	2	6
Proved Producing	**12,105**	**13,340**
Total Proved		
Heavy Oil	18	21
Natural Gas	17,547	20,541
Other Company Revenue /Costs	20	39
Total Proved	**17,584**	**20,600**
Total Proved Plus Probable		
Heavy Oil	20	23
Natural Gas	22,499	27,214
Other Company Revenue /Costs	446	527
Total Proved Plus Probable	**22,965**	**27,764**

Reconciliation of Working Interest Reserves[2]

January 1, 2003 – January 1, 2004, Forecast Pricing[5]

	Natural Gas (mmcf)			Natural Gas Liquids (mbbls)			Barrels Equivalent (mboe)		
	Proved	Probable	Total Proved Plus Probable	Proved	Probable	Total Proved Plus Probable	Proved	Probable	Total Proved Plus Probable
January 1, 2003 Reserves	**4,375**	**795**	**5,170**	**207**	**38**	**245**	**936**	**171**	**1,107**
Production to January 21, 2003	(167)	-	(167)	(6)	-	(6)	(34)	-	(34)
Reserves as of January 22, 2004	**4,209**	**795**	**5,004**	**201**	**38**	**239**	**902**	**171**	**1,073**
Extensions	1,287	2,937	4,224	9	64	73	223	554	777
Discoveries	525	233	758	-	-	-	88	38	126
Technical revisions	1,525	(725)	800	68	(36)	32	323	(157)	167
Acquisitions	2,842	781	3,623	80	14	94	553	145	698
Production Jan 22 - Dec 31, 2003	(3,497)	-	(3,497)	(131)	-	(131)	(714)	-	(714)
December 31, 2003 Reserves	**6,890**	**4,020**	**10,911**	**227**	**81**	**307**	**1,375**	**751**	**2,126**

Reconciliation of Net Reserves[2]

January 1, 2003 – January 1, 2004, Forecast Pricing[5]

	Natural Gas (mmcf)			Natural Gas Liquids (mbbls)			Barrels Equivalent (mboe)		
	Proved	Probable	Total Proved Plus Probable	Proved	Probable	Total Proved Plus Probable	Proved	Probable	Total Proved Plus Probable
January 1, 2003 Reserves	2,971	562	3,533	138	25	163	633	119	752
Production to January 21, 2003	(122)	-	(122)	(4)	-	(4)	(25)	-	(25)
Reserves as of January 22, 2004	**2,849**	**562**	**3,411**	**134**	**25**	**159**	**608**	**119**	**727**
Extensions	935	1,898	2,834	7	33	40	163	350	513
Discoveries	364	159	523	-	-	-	61	27	87
Technical revisions	860	(485)	375	47	(24)	23	191	(104)	87
Acquisitions	2,188	541	2,730	55	10	65	419	101	520
Production Jan 22 - Dec 31, 2003	(2,267)	-	(2,267)	(86)	-	(86)	(464)	-	(464)
December 31, 2003 Reserves	**4,930**	**2,676**	**7,606**	**156**	**45**	**201**	**978**	**491**	**1,469**

Reconciliation of Changes in Net Present Values of Future Net Revenue[1] Discounted at 10%

Total Net Proved Reserves Constant Prices and Costs[6] **Period and Factor**	**After Tax 2003 ($000s)**	**Before Tax 2003 ($000s)**
Estimated Net Present Value at January 1, 2003	**14,661**	16,131
Estimated Value of Reserves Produced January 1 to January 21, 2003	(596)	(596)
Estimated Net Present Value at January 22, 2003	**14,065**	**15,535**
Oil and Gas Sales During the Period Net of Production Costs and Royalties[8]	(16,627)	(16,627)
Changes due to Prices, Production Costs and Royalties Related to Forecast Production[9]	1,499	1,499
Development Costs During the Period[10]	6,044	6,044
Changes In Forecast Development Costs[11]	(6,321)	(6,321)
Changes Resulting from Extensions and Improved Recovery[12]	2,710	2,710
Changes Resulting from Discoveries[12]	661	661
Changes Resulting from Acquisitions of Reserves[12]	6,648	6,648
Changes Resulting from Dispositions of Reserves[12]	-	-
Accretion of Discount[13]	1,554	1,554
Net Change in Income Taxes[14]	(2,810)	
Changes Resulting from Technical Reserves Revisions	4,871	4,871
All Other Changes	4,027	4.026
Estimated Net Present Value at January 1, 2004	**16,321**	**20,600**

Notes:

(1) Clear has less than 1,000 bbls of overriding royalty heavy oil reserves and does not have any light or medium oil or unconventional reserves (bitumen, synthetic crude, natural gas, from coal, etc.)

(2) Numbers may not add due to rounding.

(3) "Gross" reserves are defined as the total remaining recoverable reserves owned, directly and indirectly, by Clear Energy before

deduction of any royalties.

"Net" reserves are defined as those accruing, directly and indirectly, to Clear Energy after Crown and freehold royalties have been deducted.

(4) GLJ's January 1, 2003 evaluation used reserve definitions contained in National Policy 2-B ("**NP 2-B**"). Using these definitions probable reserves were adjusted by a factor to account for risk associated with their recovery. Clear previously applied a risk factor of 50 percent and reported the resultant "Established" reserves. Under current NI 51-101 definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (i.e. proved plus probable reserves under NI 51-101 are risked to have an aggregate certainty of 50%). Although not precisely comparable, proved plus probable reserves under NI 51-101 are comparable to Established reserves determined under NP 2-B.

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Developed producing reserves are those reserves that are estimated to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(5)

Summary of GLJ Pricing and Inflation Rate Assumptions
January 1, 2004
Natural Gas Forecast Future Prices

	US Gulf Coast Gas @ Henry Hub	Midwest Price @ Chicago	AECO-C Spot	Alberta Plant Gate	Alberta Plant Gate ARP	Alberta Plant Gate Aggregator
Year	**$US/mmbtu**	**$US/mmbtu**	**$Cdn/mmbtu**	**$Cdn/mmbtu**	**$Cdn/mmbtu**	**$/mmbtu**
2004 Full Yr	5.10	5.30	5.85	5.60	5.50	5.20
2005	4.50	4.70	5.15	4.90	4.85	4.70
2006	4.35	4.60	5.00	4.75	4.75	4.70
2007	4.35	4.60	5.00	4.75	4.75	4.75
2008	4.35	4.60	5.00	4.75	4.75	4.75
2009	4.35	4.60	5.00	4.75	4.75	4.75
2010	4.35	4.60	5.00	4.75	4.75	4.75
2011	4.35	4.60	5.00	4.75	4.75	4.75
2012	4.35	4.60	5.00	4.75	4.75	4.75
2013	4.35	4.60	5.00	4.75	4.75	4.75
2014	4.35	4.60	5.00	4.75	4.75	4.75
2015+	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr

Currency, Crude Oil and Natural Gas Liquids Forecast Future Prices

	Exchange Rate	WTI Crude Oil at Oklahoma	Light, Sweet Crude Oil (40° API, 0.3%S) at Edm.	Alberta Natural Gas Liquids			
				Spec Ethane	Edmonton Propane	Edmonton Butane	Edmonton Pentanes
Year	$US/$Cdn	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl
2004	0.75	29.00	37.75	19.50	26.75	28.75	38.25
2005	0.75	26.00	33.75	17.00	21.75	23.75	34.25
2006	0.75	25.00	32.50	16.50	20.50	22.50	33.00
2007	0.75	25.00	32.50	16.50	20.50	22.50	33.00
2008	0.75	25.00	32.50	16.50	20.50	22.50	33.00
2009	0.75	25.00	32.50	16.50	20.50	22.50	33.00
2010	0.75	25.00	32.50	16.50	20.50	22.50	33.00
2011	0.75	25.00	32.50	16.50	20.50	22.50	33.00
2012	0.75	25.00	32.50	16.50	20.50	22.50	33.00
2013	0.75	25.00	32.50	16.50	20.50	22.50	33.00
2014	0.75	25.00	32.50	16.50	20.50	22.50	33.00
2015+	0.75	+1.5%/yr	+1.5%/yr	+1.5%	+1.5%	+1.5%	+1.5%

The weighted average realized sales prices for Clear Energy for the year ended December 31, 2003 were $6.77/mcf for natural gas and $31.38/Bbl for NGLs.

(6)

Summary of January 1, 2004 GLJ Pricing Assumptions

Natural Gas Constant Price Assumptions

	US Gulf Coast Gas @ Henry Hub Then Current	Midwest Price @ Chicago Then Current	AECO-C Spot Then Current	Alberta Plant Gate Then Current	Alberta Plant Gate ARP	Alberta Plant Gate Aggregator
Year	$US/mmbtu	$US/mmbtu	$Cdn/mmbtu	$Cdn/mmbtu	$Cdn/mmbtu	$Cdn/mmbtu
2004 +	5.77	5.86	6.09	5.83	5.73	5.43

Currency, Crude Oil and Natural Gas Liquids Constant Price Assumptions

	Exchange Rate	WTI Crude Oil At Oklahoma	Light, Sweet Crude Oil (40° API, 0.3%S) at Edm.	Alberta Natural Gas Liquids			
				Spec Ethane	Edmonton Propane	Edmonton Butane	Edmonton Pentanes
Year	$US/$Cdn	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl
2004 +	0.7738	32.52	40.81	19.50	29.81	31.81	41.31

(7) The above tables reflecting future net revenue after income taxes do not provide a breakdown of after tax values for each category of proved and probable reserves. The determination of income taxes is prepared on an overall corporate basis and any allocation between categories within proved and probable reserves is arbitrary.

(8) The Corporation's actual before income taxes, excluding G&A.

(9) The impact of changes in prices and other economic factors on future net revenue.

(10) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(11) The change in forecast development costs for the properties evaluated at the beginning of the period.

(12) End of period net present value of the related reserves.

(13) Estimated as 10% of the beginning of period net present value.

(14) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.

Undeveloped Reserves

The following discussion generally describes the basis on which Clear Energy attributes Proved and Probable Undeveloped Reserves and its plans for developing those Undeveloped Reserves.

Proved Undeveloped Reserves

Proved undeveloped reserves are generally those reserves related to wells that have been tested and not yet tied-in, wells drilled near the end of the fiscal year or wells further away from Clear Energy gathering systems. In addition, such reserves may relate to planned infill drilling locations. The majority of these reserves are planned to be on stream within a two year timeframe.

Probable Undeveloped Reserves

Probable undeveloped reserves are generally those reserves tested or indicated by analogy to be productive, infill drilling locations and lands contiguous to production. The majority of these reserves are planned to be on stream within a two year timeframe.

Significant Factors or Uncertainties Affecting Reserves Data

The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecast, prices and economic conditions. Clear Energy's reserves are evaluated by GLJ, an independent engineering firm.

As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates, Revisions to reserve estimates can arise from change in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

Future Development Costs

The table below sets out the development costs deducted in the estimation of future net revenue attributable to proved reserves (using both constant prices and costs and forecast prices and costs) and proved plus probable reserves (using forecast prices and costs only).

	Constant Prices and Costs	Forecast Prices and Costs	
	Proved Reserves	Proved Reserves	Proved Plus Probable Reserves
	($000s)	($000s)	($000s)
2004	1830	1830	4280
Remaining Years	-	-	-
Total Undiscounted	1830	1830	4280
Total Discounted at 10% per year	1745	1745	4081

Clear Energy estimates that its internally generated cash flow will be sufficient to fund the future development costs disclosed above. Clear Energy typically has available three sources of funding to finance its capital expenditure program; internally generated cash flow from operations, cash position (debt financing available once cash is fully utilized) and new equity issues, if available on favourable terms. Debt financing is available to Clear Energy at the bank's prime rate plus 0.5%.

Landholdings

Undeveloped land holdings of the Corporation were evaluated by Seaton-Jordan & Associates Ltd. in a report dated January 14, 2004 (the "**Seaton-Jordan Report**").

	Developed		Undeveloped		Total	
Area	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta	9,920	6,188	180,742	141,857	190,662	148,045
Saskatchewan	1,107	1,107	132,314	132,156	133,421	133,421
Total	11,027	7,295	313,056	274,013	324,083	281,466

Notes:

(1) "Gross" refers to the total acres in which Clear Energy has an interest, directly or indirectly.

(2) "Net" refers to the total acres in which Clear Energy has an interest, directly or indirectly, multiplied by the percentage working interest owned by Clear Energy therein.

The Seaton-Jordan Report evaluates, as of December 31, 2003, the undeveloped landholdings of Clear Energy on a lease-by-lease basis. The undeveloped land value of $18,220,983 attributed to the Corporation's undeveloped land in the Seaton-Jordan Report was based on a review of recent land sale activity in the immediate vicinity of each of the properties evaluated.

The following table sets forth the net area of unproved properties held by the Corporation for which the Corporation expects its rights to explore, develop and exploit to expire during the next year:

Location	**Net Area to Expire in 2004**
Alberta	11,546
Saskatchewan	28,729
Total	40,275

The Corporation continually reviews its expiring undeveloped land position in conjunction with its capital program when determining the timing of projects. Clear Energy has no material work commitments that would result in an outstanding contingency or liability.

Oil and Gas Wells

The following table sets forth, as at December 31, 2003, the number and status of wells owned by Clear Energy which are producing or which Clear Energy considers to be capable of production:

	Producing Wells				Shut-in Wells[(1)]			
	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
Area	Gross[(2)]	Net[(3)]	Gross[(3)]	Net[(3)]	Gross[(2)]	Net[(3)]	Gross[(2)]	Net[(3)]
Alberta	1	0.2	9	3.68	-	-	3	2.5
Saskatchewan	-	-	-	-	-	-	-	-
Total	1	0.2	9	3.68	-	-	3	2.5

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which Clear Energy has an interest are located no further than 10 kilometres from existing pipelines.

(2) "Gross" wells are the total number of wells in which Clear Energy has an interest.

(3) "Net" wells are the aggregate of the numbers obtained by multiplying each gross well by Clear Energy's percentage working interest therein.

Drilling Activity

The following table summarizes drilling results of Clear Energy's oil and natural gas properties for the year ended December 31, 2003.

Year Ended December 31, 2003

	Exploration		Development		Total	
	Gross[(2)]	Net[(3)]	Gross[(2)]	Net[(3)]	Gross[(2)]	Net[(3)]
Oil	0	0.00	1	1.00	1	1.00
Gas	6	4.75	0	0.00	6	4.75
Dry and Abandoned[(1)]	8	5.63	1	0.42	9	6.05
Total	14	10.38	2	1.42	16	11.8
Success Rate	43%	46%	50%	70%	44%	47%

Notes:

(1) Wells are classified according to the designation assigned to them for regulatory purposes. Wells in which oil or natural gas is found but not in sufficient quantities to be "capable of production" are classified as dry and abandoned wells.

(2) "Gross" refers to the total number of wells in which Clear Energy has an interest.

(3) "Net" refers to the total number of wells in which Clear Energy has an interest, multiplied by the percentage working interest owned by Clear Energy therein.

During 2003, Clear Energy drilled a total of 16 wells (11.8 net) resulting in 6 gas wells (4.75 net), 1 oil well (1 net) and 9 dry holes (6.05 net). The majority of Clear Energy's drilling activity was exploratory with 14 new pool wildcat wells drilled (10.4 net) and 2 development wells (1.4 net) drilled. The success rate on wildcat wells was 43% (46% net) and on development wells was 50% (70% net). Clear Energy drilled 2 wells (2.0 net) in the fourth quarter of 2003, which were both dry and abandoned.

During 2003, Clear Energy initiated its drilling program targeting high risk and high reward Kiskatinaw pools from a project inventory developed at Vermilion. The success rate of 43% on exploratory wildcat wells was indicative of the difficulty in identifying the Kiskatinaw channels. As discussed under "*STATED BUSINESS OBJECTIVES*", the focus at the end of 2003 and the first quarter of 2004 was to diversify the prospect portfolio creating an inventory of lower risk multi-zone prospects in order to improve the drilling results and provide sustainable growth in the future.

Additional Information Concerning Abandonment and Reclamation Costs

Clear Energy prepares a detailed estimate of abandonment and site reclamation costs for all wells, pipelines, facilities and surface leases. The GLJ Report includes producing well abandonment costs of $170,000 undiscounted ($64,000 discounted at 8%) under the proved reserves category. Such costs are included in the GLJ Report as deductions in arriving at future net revenue. This estimate does not include expected reclamation costs of $604,000 undiscounted ($484,000 discounted at 8%) for reclamation of surface leases, abandonment costs of shut-in wells, and pipelines as estimated by management of Clear Energy. Expected future abandonment costs related to facilities are expected to match the salvage value recovery.

2004 Production Estimates

The following table discloses for each product type the total volume of production estimated by GLJ for 2004 in the estimates of future net revenue from proved reserves disclosed under "*PETROLEUM AND NATURAL GAS RESERVES*".

	Natural Gas (mcf/d)	Natural Gas Liquids (bbls/d)	Boe (boe/d)	%
Glacier	1275	6	219	11.2
Shane/Gage	6800	440	1573	80.3
Other	930	12	167	8.5
Estimated Total Production	9005	458	1959	100.0

Production History

The following table discloses, on a quarterly basis for the year ended December 31, 2003, the prices received, royalties paid and production costs incurred for Clear Energy's share of average daily production volume on a per unit of volume basis for each product type. Clear Energy's share of average daily production volume, prior to royalties and netbacks on a per unit of volume basis for each product type is disclosed under "*MANAGEMENT'S DISCUSSION AND ANALYSIS*".

	Three Months Ended				
Liquids ($ per Bbl)	**Mar. 31, 2003**	**June 30, 2003**	**Sept. 30, 2003**	**Dec. 31, 2003**	**Total**
Price	41.43	31.14	31.65	28.03	31.38
Royalties	(14.98)	(10.39)	(10.56)	(9.04)	(10.50)
Lifting Costs	(3.00)	(3.12)	(3.27)	(4.46)	(3.62)
	23.45	17.63	17.82	14.53	17.26

Natural Gas ($ per mcf)	Three Months Ended Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Total
Price	8.35	7.29	5.91	6.01	6.77
Royalties	(2.47)	(2.05)	(2.01)	(1.86)	(2.04)
Lifting Costs	(0.61)	(0.45)	(0.56)	(0.42)	(0.49)
	5.27	4.79	3.34	3.73	4.24

Production Volume by Field

The following table discloses for each important field, and in total, Clear Energy's production volumes for the financial year ended December 31, 2003 for each product type.

	Average for 2003 Oil & NGLs bbls/d	Natural Gas mmcf/d	Total boe/d (6:1)
Peace River Arch	370	9,765	1,997
West Central Alberta	10	264	54
Foothills	1	136	24
Total	**381**	**10,165**	**2,075**

Average production for 2003 was significantly higher than 1,300 boe/d originally projected for the year. The increase in production occurred primarily from the Shane pool, which is characterized as a high deliverability Kiskatinaw channel. Over the course of the year the Corporation achieved higher production levels through better production performance from the wells. In addition, increased ownership in a pool in the third quarter contributed to production increases. Upon closing of a pooling of interest arrangement, the partners in the Kiskatinaw "D" pool agreed on a production level of 35 mmcf/d natural gas plus associated liquids (Clear net - 2,350 boe/d) for the pool. In addition to its production in the Peach River Arch, Clear Energy added production at Ricinus (Foothills) from a well drilled in the second quarter. The Corporation has tied in a second natural gas well at Ricinus in the first quarter 2004 bringing total net production in the area to 145 boe/d.

Current production remains in excess of budgeted 2,500 boe/d in the first quarter of 2004. Forecasted 2004 production is 2,500 boe/d despite an active capital program for the year due to the significant declines anticipated in the Shane Kiskatinaw pool.

Employees

At December 31, 2003, Clear Energy's head office work force consisted of 14 employees and 4 part time consultants. The Corporation has one part time field consultant who works as the field operator for the Shane and Gage wells which Clear Energy now operates.

Environmental Matters

The oil and gas industry is subject to environmental regulations pursuant to applicable legislation. Such legislation provides for restrictions and prohibitions on release of emissions of various substances produced in association with certain oil and gas industry operations, and requires that well and facility sites be abandoned and redrained to the satisfaction of environmental authorities. The Corporation maintains an insurance program consistent with industry practice to protect against the losses due to accidental destruction of assets, well blow outs, pollution and other operating accidents or disruptions. The Corporation also has operational and emergency response procedures and is in the process of developing an environmental health and safety manual to be approved by the board of directors in 2004.

Marketing

Although Clear Energy has no set policy, management of Clear Energy will use financial instruments to reduce corporate risk in certain situations. Risk management policies will be developed over time as Clear Energy builds a production base to support sustainable growth. Management will further develop a strategy over time to hedge existing liquids and natural gas production to help protect a base development capital program, guarantee a return or to facilitate financings when concluding a business transaction. Currently, Clear Energy has no hedging commitments due to the nature of its current asset portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three Months Ended March 31, 2004 Compared To Three Months Ended March 31, 2003

The following interim management's discussion and analysis should be read in conjunction with the management discussion and analysis and consolidated financial statements for December 31, 2003 and the unaudited financial statements and management discussion and analysis for March 31, 2003. As Clear Energy started business on January 22, 2003 as a result of the reorganization of Vermilion Resources Ltd., the comparative period ended March 31, 2003 consists of 69 days of operations. The reader should be aware that all revenues and expenses will have increased for the period ended March 31, 2004 over the comparative period due to the short reporting period for March 31, 2003 and such a statement has not been repeated throughout the management's discussion and analysis.

Non-GAAP Measures

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per share. These terms are not defined by generally accepted accounting principles ("**GAAP**"). Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report appears as a separate caption on the Corporation's cash flow statement as "cash flow from operations" and is reconciled to net earnings.

Revenues

Natural gas and liquids revenues increased by 66% to $9.1 million for the three months ended March 31, 2004 from $5.5 million for the first quarter of 2003. The primary reason for this increase is a 63% increase in production levels to 2,651 boe/d in the first quarter of 2004 from 1,628 boe/d in the comparative period in 2003.

Natural gas prices remained strong at $6.59 per mcf despite being lower than $8.35 for the same period a year ago when inventory levels for natural gas were extremely tight. All of the Company's liquids revenues are comprised of natural gas liquids with average prices of $30.09 per bbl for the first quarter of 2004 versus $41.43 for the same period in 2003. The lower average liquids price is primarily the function of a higher ethane and propane content of the natural gas stream. Upon obtaining operatorship of the natural gas production at Shane, Clear Energy has streamed the gas through a new processing facility resulting in higher overall liquids production and a lower average liquids price due to the change in the liquids composition.

Royalties

Royalty expenses for the first quarter ended March 31, 2004 were $2.7 million versus $1.7 million for the comparative period in 2003. The increase is entirely due to increased revenues while average royalty rates of 30% remain comparable to prior year's rates of 31%. The higher than industry average royalty rates are due to the high productivity wells resulting in high crown royalties.

Production Expenses

Lifting costs of $636,000, or $2.63 per boe have increased in the first quarter ended March 31, 2004 over $399,000, or $3.55 per boe, for the same period in 2003. Again, higher activity levels result in higher costs while costs on a producing barrel basis have reduced due to increased efficiencies from the Company obtaining operatorship and increased production levels.

General And Administrative ("G&A")

G&A costs have increased to $295,000, or $1.22 per boe, in the first quarter ended March 31, 2004 over $193,000, or $1.72 per boe for the comparative period in 2003. Increased administrative costs have occurred in conjunction with increased operation activity while staffing levels remain relatively unchanged. Lower costs on a producing barrel basis are expected with higher production levels.

Cash Flow and Earnings Netback

	Period Ended March 31,					
	2004			2003		
	Oil & NGLs $/bbl	Gas $/mcf	Total $/boe	Oil & NGLs $bbl	Gas $/mcf	Total $/boe
Price	$ 30.09	6.59	37.62	41.43	8.35	48.56
Royalties (net)	(10.92)	(1.89)	(11.25)	(14.98)	(2.47)	(14.85)
Lifting costs	(2.47)	(0.43)	(2.63)	(3.00)	0.61	(3.55)
Operating Netback	$ 16.70	4.27	23.74	23.45	6.49	30.16
Royalty %	36%	29%	30%	36%	30%	31%
General & administrative			(1.22)			(1.72)
Interest			0.53			0.40
Current & capital taxes			(0.09)			(0.16)
Cash Flow Netback			$ 22.96			28.68
Stock Compensation			(1.48)			(1.57)
Accretion Expense			(0.04)			-
Depletion and depreciation			(16.94)			(17.24)
Future income taxes			(2.87)			(7.65)
Earnings Netback			$ 1.63			2.22

Stock Compensation

As described in note 2(b) of the Corporation's consolidated financial statements for the three months ended March 31, 2004, the Company has adopted, on a retroactive basis with restatement of prior years, the fair value method of accounting for stock options and performance rights. The weighted average grant date fair value of the options and performance rights was $1.11 per share as at March 31, 2004. The net effect is a stock compensation expense of $358,000 for the quarter ended March 31, 2004 versus $176,000 for the comparative period in 2003.

Asset Retirement Obligation

As described in note 2(a) of the Corporation's consolidated financial statements for the three months ended March 31, 2004, effective January 1, 2004, the Company has adopted the new standard for accounting for asset retirement obligations ("**ARO**"). The future costs associated with removal, site restoration and reclamation of property, plant and equipment is recorded when the assets are put into use. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability will accrete over the passage of time until the obligation is settled. The ARO expense of $10,000 for the three months ended March 31, 2004 represents the accretion of the liability resulting in an estimated ARO liability of $536,000 as at March 31, 2004. The gross future asset retirement liability as at March 31, 2004 is $793,000.

Depletion and Depreciation

Depletion and depreciation for the three months ended March 31, 2004 was $4.1 million, or $16.95 per boe, as compared to $2.0 million or $17.24 per boe, in the first quarter of 2003. Very little change has occurred to the depletion rate compared to prior years. The Company's drilling success at Glacier remains under evaluation and is not entirely reflected in the estimate of proved reserves.

Income Taxes

The provision for income taxes of $716,000 is comprised of $23,000 of capital taxes and $693,000 of future income taxes. The effective tax rate of 65%, despite a provincial statutory tax rate reduction of 1%, is the result of the increased non-deductible expenses such as stock compensation expense and the crown royalty / resource allowance differential. The future tax benefit of $397,000 at December 31, 2003 has reversed to a liability position of $296,000 at March 31, 2004. Based on current projections of cash flow and capital spending, the Company does not anticipate being cash taxable in 2004.

Capital Program ($000's)	Period Ended March 31, 2004	2003
Land	$ 1,032	$ 403
Seismic	465	223
Drilling and Completions:		
Exploratory	6,398	2,204
Development		
Capitalized exploration G&A	50	50
Subtotal	7,945	2,880
Facilities & Tie in	1,994	730
Workovers and Abandonments	26	74
Drilling & Development Expenditures	9,965	3,684
Asset Acquisition	-	89
Other Assets	20	-
Capital Expenditures	$ 9,985	$ 3,773

Capital expenditures for the quarter ended March 31, 2004 of $9.9 million were focused heavily in the Glacier area where several plays are under evaluation. In addition to drilling two gas wells at Glacier in the quarter, a significant effort is being made to construct compression facilities and pipelines to bring on the four shut-in gas wells in this area. This resulted in $2.0 million of the capital for the quarter being spent on facilities and pipelines. The remainder of the capital activity relates to drilling other shallow gas formations on the Peace River Arch in order to diversify the production base.

The capital program for 2004 remains at $30 million with one third being spent in the first quarter due to the acceleration of the Glacier program. The remaining well completion and facilities work at Glacier will be performed in the second quarter. Of the $30 million of capital, the Company maintains $10 million for contingent capital to be allocated once the initial results at Glacier are assessed. The contingent capital may be allocated to an acquisition opportunity.

Funding Of Capital Program ($000's)	Period Ended March 31, 2004	2003
Cash Flow	$ 5,535	$ 3,222
Equity Issued	-	551
Cash Utilized / Working Capital	4,450	-
	$ 9,985	$ 3,773

Capital Resources & Liquidity

The capital program of $9.9 million was funded by $5.5 million of cash flow and $4.4 million of working capital (cash position). As at March 31, 2004, the Company's net working capital position (net cash) was $10.7 million. This has been reduced from $15.2 million from December 31, 2003 as a result of the increased spending in the first quarter. Funding of the $30 million capital program in 2004 will be from $17.0 million of cash flow and $13.0 million of bank position resulting in no bank debt at the end of the year. The Company maintains financial capacity to pursue acquisition opportunities to develop a more stable production base.

Year Ended December 31, 2003

The following management's discussion and analysis includes operating and financial results for 2003, as well as certain future operating and financial information for 2004. It should be read in conjunction with the audited consolidated financial statements of the Corporation for the year ended December 31, 2003.

Non-GAAP Measures

Included in this management's discussion and analysis are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per share. These terms are not defined by GAAP. Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this annual information form, appears as a separate caption on the Corporation's cash flow statement and is reconciled to both net income and cash flow from operations. Management believes that in addition to net earnings, cash flow from operations is a useful financial measurement which assists in demonstrating the Corporation's ability to fund capital expenditures necessary for future growth or to repay debt. Clear Energy's determination of cash flow from operations may not be comparable to that reported by other corporations, especially those in other industries. Investors are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Clear Energy's performance.

Forward-Looking Statements

This management's discussion and analysis contains forward-looking financial and operational information, including earnings, cash flow, production and capital expenditures projections. The projections are based on the Corporation's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, production and reserves risk, political risk, product demand and transportation restrictions.

Clear Energy commenced business on January 22, 2003, as a result of a reorganization of Vermilion. Therefore, no comparative figures are available for prior years. The period ended December 31, 2003 represents 344 days of operation from January 22, 2003, the effective date of the Plan of Arrangement.

Production

	2003
Oil and liquids	381
Natural gas	10,165
boe/d	**2,075**

Operating Netback

	Year Ended December 31, 2003	
	($000s)	($/boe)
Production revenue	27,724	38.94
Royalties, net of ARTC	(8,505)	(11.95)
Operating expenses	(2,186)	(3.07)
Operating Netback	**17,033**	**23.92**

Operating Netback By Product

	Year Ended December 31, 2003		
	Oil & NGLs	**Gas**	**Total**
	($/bbl)	($/mcf)	($/boe (6:1))
Price	31.38	6.77	38.94
Royalties (net)	(10.50)	(2.04)	(11.95)
Lifting costs	(3.62)	(0.49)	(3.07)
Operating netback	**17.26**	**4.24**	**23.92**

Revenues

Oil and gas revenues were $27.7 million for the year ended December 31, 2003, based on average production levels of 2,075 boe/d. Natural gas revenues were $23.6 million with average production 10.17 mmcf/d for 2003. The Corporation's production came almost entirely from the Peace River Arch. Average natural gas prices of $6.77 per mcf for 2003 was achieved during another year of strong commodity prices. Oil and NGLs revenues of $4.1 million for 2003 is almost entirely comprised of natural gas liquids associated with the gas production. The average selling price of $31.38/bbl for oil and NGLs represents a blended price for liquids, which receives a discount to the posted market price for crude oil depending on the liquids composition.

Royalties

In 2003, royalties were $8.5 million, representing 31 percent of revenues. Royalty rates for Clear Energy are higher than industry average due to a combination of high productivity wells and gross overriding royalty obligations in excess of Crown royalties on the natural gas production at Shane and Gage. Another contributor to the high average royalty rates was the high Crown royalty rates attributed to natural gas liquids of 33 percent for the year. The Corporation anticipates improving the royalty rates in 2004 and future years through changes in the asset mix and new production eligible for ARTC.

Production Expenses

Lifting costs for 2003 were $2.2 million or $3.07/boe for the year. On an equivalent barrel basis, production costs are significantly lower than industry average as a result of the efficiencies created by production coming from a limited number of high deliverability wells. As the Corporation continues to diversify its production base, management does not anticipate being able to maintain costs as low as 2003. Clear Energy has projected lifting costs of $4.00/boe for 2004.

Other Income

Other income of $469,000 for 2003 represents interest earned on cash held on deposit. The Corporation carried a cash position throughout the year subsequent to an equity financing of $20 million. The financing closed on February 27, 2003. Management remained patient, holding cash while searching for the appropriate acquisition opportunity to diversify its production base.

General and Administrative

General and administrative costs were $786,000, or $1.10/boe, for 2003. G&A costs were net of $330,000 of capitalized overhead costs and other overhead recoveries. Staffing levels remain constant from inception while the Corporation works towards its next stage of growth. Management feels increased efficiencies will be attained from future production growth with modest increases to staffing levels.

	($000s)	($/boe)
Gross G&A	1,116	1.57
Capitalized overhead	(199)	(0.29)
Overhead recoveries	(131)	(0.18)
	786	**1.10**

Income & Capital Taxes

The cash tax provision for the year ended December 31, 2003, of $172,000 is comprised of $91,000 of capital taxes and $81,000 of income taxes paid by private companies purchased by Clear Energy during the year. The Corporation has tax pools estimated at December 31, 2003, of $38.3 million available to reduce taxes owing in the future. Based on current projections for cash flow and capital spending for 2004, no current tax liability is anticipated for the year.

The following table summarizes the tax pool balances at December 31, 2003:

Tax Pools ($000s)

	2003
COGPE	30,847
CEE	603
CDE	552
UCC	5,168
Share issue costs	1,118
	38,288

The future income tax asset of $389,000 as at December 31, 2003, has been significantly reduced from $5.5 million on January 22, 2003, as a result of the combination of strong profit for 2003 and the effect of the $4.15 million flow through share issue. Clear Energy's effective tax rate is higher than the statutory rate due to Crown royalties exceeding the available resource allowance deduction.

Depletion and Depreciation

The Corporation's depletion, depreciation and amortization provision for 2003 was $11.8 million, or $16.63/boe. The DD&A rate exceeds management's long-term target rate of $10.00/boe. The current rate is primarily the function of the asset book value allocation through the Plan of Arrangement and is reflective of the short reserve life index of the assets transferred to Clear Energy. The challenge facing the Corporation is to reduce this rate over future periods through successful drilling activity.

Cash Flow And Net Earnings

	($000s)	($/boe)
Operating netback	17,033	23.92
Other income	469	0.66
General and administrative	(786)	(1.10)
Current and capital taxes	(172)	(0.24)
Cash flow from operations	16,544	23.24
Depletion and depreciation	11,840	16.63
Future income taxes	2,948	4.14
Net earnings	**1,756**	**2.47**

The cash flow netback of $23.24/bbl demonstrates the high profitability of the existing assets along with the low cost structure of the business. High commodity prices have contributed to the cash flow netbacks and sustainability will depend on the Corporation's success in expanding production in areas including high quality gas reserves such as the Peace River Arch. Management will be focused on improving finding costs in future periods, which will be the primary contributor to improved net earnings.

Capital Expenditures

Total capital expenditures for 2003 was $26.8 million. The Corporation drilled 16 (11.8 net) wells resulting in six (4.75 net) natural gas wells, one (one net) oil well and nine (6.05 net) dry holes during the year. The total drilling and development program of $16.2 million focused heavily on the high risk/high reward drilling portfolio which was initially developed as the exploration portfolio for Vermilion prior to the Plan of Arrangement.

The capital program in the second half of 2003 focused heavily on expansion of land holdings, seismic and geological evaluation and initial drilling at Glacier and other areas in the Peach River Arch. The Corporation is generating a series of lower risk drillable prospects with further development potential in Cretaceous and Triassic horizons. These additional horizons will be the focus for the 2004 capital program. Capital expenditures for 2004 are estimated to be $30 million, including $20 million of defined exploration and development projects and $10 million of contingent capital which will be defined as either development capital needed for an exploration discovery or a potential acquisition.

In addition to the drilling program, the Corporation spent $10.4 million on acquisitions comprising a $1.8 million corporate acquisition of two private companies providing entrance to a small project in West Central Alberta and the remaining $8.56 million on asset acquisitions in the Peace River Arch, The first acquisition for $3.9 million represented a consolidation of a working interest in the Shane area in order to resolve the competitive drainage dispute that occurred earlier in the year. In December 2003, the Corporation closed a $4.7 million acquisition at Glacier which involved the purchase of a non-producing natural gas well awaiting a pipeline tie-in and surrounding undeveloped lands. This acquisition provided further consolidation of the Glacier area, which will be a key exploration area of focus for Clear Energy in 2004.

Capital Program Summary ($000s)

	Year Ended December 31, 2003
Land	$ 2,633
Seismic	1,532
Drilling and completions	
Exploratory	8,501
Development	728
Subtotal	**13,394**
Facilities	1,774
Workovers and abandonments	297
Capitalized exploration G&A	774
Drilling and development expenditures	**16,239**
Corporate acquisition[1]	1,785
Asset acquisition[1]	8,612
Other	143
2003 capital expenditures	**$26,779**

Note:

(1) Represents the acquisition of proved properties. Clear Energy did not incur any property acquisition costs for unproved properties.

Finding Costs

The drilling program in the first half of 2003 targeted high risk/high impact Kiskatinaw channels with limited success in the target formation, However, other formations were identified and will be pursued as part of the 2004 capital program. As a newly formed company with initial assets derived from a much larger company, Clear Energy began its corporate life with a prospect list that featured higher risk exploration plays. This high risk profile is not well suited to a smaller company like Clear Energy and that is reflected in the drilling results and finding costs in our first year. Going forward, Clear Energy will build a more balanced portfolio with lower risk drilling targets. Over time, we anticipate a reduction in finding costs as well as an increase in reserve life index. The focus was to target high impact plays such as the Kiskatinaw discoveries made at Gage and Shane. The 2003 program demonstrated the difficulty in identifying Kiskatinaw channels as the majority of Clear Energy's dry holes were targeting these high-risk channels in the Peace River Arch. The result, as shown below, was finding costs of $17.57 per boe on a proven plus probable basis which exceeds the Corporation's target rate of $10.00 per boe. The challenge for the Corporation going forward is to diversify the project portfolio into lower risk, multi-zone plays with a longer reserve life profile providing a stable cash flow platform. The initial results of the 2004 programs indicate that the Corporation has been successful in identifying lower risk plays with anticipation of improved finding costs.

2003 Finding Costs

($000s)	**Total Proved**	**Total Proved Plus Probable**
2003 capital	26,779	26,779
2003 with future capital(1)	1,830	4,280
Total capital	**28,609**	**31,059**
Reserves (mboe)(2)	1,188	1,768
Finding costs ($/boe)		
Based on 2003 capital	22.54	15.15
Based on 2003 capital and future capital	24.08	17.57
Recycle ratio(3)	**1.03**	**1.53**

Notes:

(1) GLJ estimated future development capital required to recover reserves.

(2) Clear Energy gross working interest extensions and discovered reserves, before deductions for royalties, net of revisions.

(3) Year ended December 31, 2003 cash flow netback of $23.24 divided by finding costs based on 2003 capital.

Capital Resources and Liquidity

Funding of Capital Program ($000s)

Cash flow	16,544
Equity issued	435
Cash utilized	9,800
2003 capital expenditures	**26,779**

The capital program for 2003 was funded by $16.5 million of cash flow, $0.4 million of equity exchanged on the corporate acquisition and $9.8 million of cash utilized.

Clear Energy's financing strategy is to utilize cash flow and equity to fund exploration in order to preserve financial capacity. The Corporation will use leverage primarily for the acquisition of producing properties where a borrowing base is defined and supported by a cash flow platform. The $16.2 million of exploration and development expenditures for 2003 was funded entirely by cash flow. The working capital position was utilized to fund the acquisitions, leaving $15.2 million available for the 2004 capital program. Combined with a bank line of $5 million, Clear Energy has $20 million of cash available for an acquisition. The Corporation has no off balance sheet financial arrangements in place.

The 2004 capital program of $30 million will be funded by cash flow of $16.5 million and $13.5 million of cash position. The program includes $10 million of contingent capital, which is a component of capital funded out of the cash position. The contingent capital will be used for either an acquisition or development of an exploration discovery. The premise is that utilizing the cash position for either development spending or an acquisition will result in further enhancement of the bank loan facility. Management does not anticipate using leverage for capital spending until the reserve base is expanded and diversified providing a stable cash flow base beyond 2004.

Summary of Annual and Quarterly Information

Financial	**Three Months Ended**				**Year Ended**
($000s except per share amounts)	**Mar. 31, 2003**	**June 30, 2003**	**Sep. 30, 2003**	**Dec. 31, 2003**	**Dec. 31, 2003**
Revenues	5,456	9,093	4,500	8,675	27,724
Cash flow	3,222	5,834	2,438	5,050	16,544
per share, basic	0.14	0.21	0.09	0.18	0.62
per share, diluted	0.14	0.21	0.09	0.18	0.62
Net earnings	700	779	(18)	295	1,756
per share, basic	0.03	0.03	0.00	0.01	0.07
per share, diluted	0.03	0.03	0.00	0.01	0.07
Total assets	51,935	55,367	56,601	59,112	59,112
Capital expenditures	3,773	5,222	9,844	7,940	26,779
Cash position (net of working capital)	20,382	21,564	14,176	15,183	15,183
Operational					
Liquids (bbls/d)	286	348	225	637	381
Natural gas (mcf/d)	8,056	12,229	7,020	12,854	10,165
Boed (6:1)	1,628	2,386	1,396	2,779	2,075
Average selling price					
Liquids ($ per bbl)	41.43	31.14	31.65	28.03	31.38
Natural gas ($ per mcf)	8.35	7.29	5.95	6.01	6.77
Operations netback ($ per boe)	30.16	27.08	19.86	20.53	23.92
Cash flow netback ($ per boe)	28.68	26.87	18.98	19.89	23.24

Fourth Quarter Review

The fourth quarter revenues and cash flow were higher than the third quarter due to increased production. Subsequent to the acquisition of a competitor's interest in the Shane area allowing production operations to resume, fourth quarter production and revenues increased substantially. Net earnings increased only slightly in the fourth quarter despite significantly higher cash flow due to a high DD&A rate of $15.86 for the quarter and higher effective tax rate of 72% for the quarter as explained earlier.

Critical Accounting Estimates

As an oil and gas producer, a number of critical estimates are applied within the accounting policies defined in Note 1 to the Corporation's audited financial statements for the year ended December 31, 2003. These critical estimates are discussed below.

Oil and Gas Accounting

Clear Energy follows the full cost method for accounting for oil and gas activities. Full cost accounting relies on the estimated proved reserves believed to be recoverable from the Corporation's oil and gas properties. Determination of reserves is a complex process involving judgements, estimates and decisions based on available geological, engineering, production and any other relevant economic data. These estimates are subject to material change as economic conditions change and ongoing production and development activities provide new information. The Corporation's reserves are evaluated by an independent firm, Gilbert Laustsen Jung Associates Ltd.

Reserve estimates are critical to the following accounting estimates:

- Calculation of unit of production depletion and future site restoration rates. Proved reserve estimates are used to determine the DD&A rate applied to each unit of production.

- ceiling test calculation, measurement of impairment of oil and gas assets. Estimated future undiscounted cash flows are determined using the estimate of proved reserves.

The above accounting estimates are critical to the determination of net earnings. These estimates, including the calculation of proved reserves, are affected by the following events:

- changes to commodity prices

- production performance of wells

- changes to reservoir performance/pressures

- new geological and geophysical data

- competitor production practices

- changes to government regulations

As circumstances change and additional data becomes available, revisions are made to these estimates.

Business Risks

As an exploration and production company in the oil and gas industry, Clear Energy is exposed to a number of business risks, which are beyond the control of management. These risks can be categorized as operational, financial and regulatory.

Operational risks include exploring for and developing natural gas and oil reserves on an economic basis, drilling risks, reservoir performance, access to contract services, availability of skilled labour and weather conditions affecting the timing of capital program completion. Clear Energy maintains an insurance policy consistent with industry standards to protect against well blowouts and other drilling problems, destruction and damage to tangible assets, pollution and third party liability coverage. In addition, the Corporation employs highly qualified staff and experienced contract services and provides a compensation environment that rewards above average performance, develops long-term relationships and provides measurement objectives consistent with shareholder value enhancement. Managing reservoir risk for a company the Corporation's size is difficult due to the high asset concentration that currently exists with the Corporation's assets. The Corporation is focused on diversification of the asset portfolio to provide a geologically diverse prospect inventory while protecting access to pipeline and facilities.

Financial risks include fluctuations in commodity price, interest rates and the Canadian/US dollar exchange rate. The Corporation does not have any hedge instruments in place to cover any of these named risks, Clear Energy's short reserve life index may create additional financial exposure with the use of hedge instruments. As the production base begins to diversify, the Corporation will develop a hedging/risk management policy that will define strict controls to managing financial market exposure. The Corporation's approach to managing these risks is to maintain a healthy balance sheet with prudent levels of debt measured by debt to cash flow and debt coverage ratios. This allows for strong financial capacity to maintain exploration and development activities in any downturn in commodity prices. An additional financial risk is credit risk for failure of performance by counter-parties. This risk is controlled by an evaluation of the credit risk before contract initiation and ensuring product sales and delivery contracts are made with well-known and financially strong crude oil and natural gas marketers.

Regulatory risk is an area Clear Energy became more familiar with in 2003. The oil and gas industry is a heavily regulated industry with respect to environmental and safety practices. However, production and drilling practices of competitors may challenge the regulations creating production disruptions for the Corporation as seen in 2003. With respect to environmental and safety issues, Clear Energy maintains an environmental and safety policy with a well-defined reporting process to the Board of Directors. Other regulatory risks include changes to royalty and tax legislation over which the Corporation has no control.

New Accounting Pronouncements

Asset Retirement Obligations

The CICA issued Section 3110, "Asset Retirement Obligations" to harmonize Canadian GAAP with Financial Accounting Standards Board Statement No. 143. The section replaces previous guidance on future removal and site restoration costs and is effective for fiscal years beginning on or after January 1, 2004. The asset retirement obligation liability will initially be measured at fair value, which is the discounted future value of the liability. The liability accretes until the obligation is settled. The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset. Prior periods will be restated in accordance with the new standard. We have estimated the December 31, 2003, asset retirement obligation to be $592,000, based on a total future liability of $774,000.

Full Cost Accounting

Accounting Guideline 16, "Oil & Gas Accounting - Full Cost," will impact the Corporation as it replaces the previous Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry." In accordance with this guideline the reserve definitions have been made consistent with those of the Society of Petroleum Evaluation Engineers Handbook. These definitions are also used in the Canadian Securities Administrators' National Instrument 51-101. The ceiling test calculation is in line with new Section 3063, "Impairment of Long-Lived Assets." Impairment is tested at the cost centre level at each balance sheet date. That is, an impairment test may be required for interim financial statements in accordance with Section 1751, "Interim Financial Statements." There is no write down of the Corporation's property, plant and equipment under either the old or the new method as of December 31, 2003.

Stock Based Compensation

In September 2003, the CICA issued an amendment to CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-based Payments." The amendment requires the recognition of an expense for all employee stock-based compensation transactions for fiscal years beginning on or after January 1, 2004. The amendment provides two alternative methods of transition to the fair value method of accounting for stock-based compensation - prospectively and retroactive methods. The Corporation will adopt the fair value method effective January 1, 2004. The effect of the fair value method on net earnings for December 31, 2003, is disclosed in Note 6 of the Corporation's consolidated financial statements for the year ended December 31, 2003.

CAPITALIZATION

The following table presents the capitalization of Clear Energy as at the dates noted:

	Authorized	Outstanding as at December 31, 2003 ($000s)	Outstanding as at March 31, 2004 before giving effect to the Offer ($000s)	Outstanding as at March 31, 2004 after giving effect to the Offer ($000s)
Debt				
Bank Loan (1)(2)	n/a	nil	nil	7,890
Share Capital				
Clear Energy Shares (3)	unlimited	48,995 (28,646,607 shares)	48,993 (28,651,107 shares)	114,702 (47,296,388 shares)

Notes:

(1) Clear Energy had a working capital position of $15,183,000 and $10,731,000 as at December 31, 2003 and March 31, 2004, respectively.

(2) Clear Energy has a demand loan facility of $5,000,000 as at December 31, 2003 and March 31, 2004. The demand loan facility increases to $27,000,000, contingent on closing the Ranchgate acquisition.

(3) The pro forma share capital includes an increase of $41,376,000 related to the issue of 11,645,281 Common Shares to be exchanged with Ranchgate Shareholders for all of the outstanding Ranchgate Shares pursuant to the Offer. In addition, the share capital includes a further 7,000,000 Common Shares to be issued through a private placement equity financing announced on June 11 and June 14, 2004 resulting in an increase of $24,343,000 (net of share issue costs and related future income tax impact) to share capital.

INDUSTRY CONDITIONS

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the relevant legislation and regulations. It is not expected that any of such controls and regulations will affect the operations of the Corporation in a manner materially different than they will affect other oil and gas companies of similar size.

Pricing and Marketing – Oil

Producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends on oil quality, price of competing oils, distance to market and the value of refined products. Oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts which do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order must be obtained from the National Energy Board ("**NEB**") prior to the export. Any export pursuant to a contract of longer duration must be made pursuant to an NEB export license and Governor in Council approval.

Pricing and Marketing – Natural Gas

The price of natural gas sold in intra-provincial and inter-provincial trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada. The price received by the Corporation depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the government of Canada. As is the case with oil, natural gas exports for a term of less than two years must be made pursuant to an NEB order and in the case of exports for a longer duration, pursuant to an NEB license and Governor in Council approval.

The government of Alberta also regulates the volume of natural gas which may be removed from the province for consumption elsewhere.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, the United States and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S or Mexico will be allowed provided that the restrictions are otherwise justified under certain provisions of the General Agreement on Tariffs and Trade and then only if any export restrictions do not: (i) reduce the proportion of the energy resource exported relative to the total supply of energy resource (based upon the proportion prevailing in the most recent 36 months); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to avoid discriminatory actions and to minimize disruption of contractual arrangements.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, field discovery data and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas production and enhanced production projects.

Oil royalty rates vary from province to province. In Alberta, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil. New oil is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992. The Alberta government introduced the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.

Effective January 1, 1994, the calculations and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown, subject to various incentives, is between 15% to 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on the price-sensitive formula and varies between 75% for prices at or below the royalty tax credit reference price of $100 per cubic metre decreasing to 25% for prices above the royalty tax credit reference price of $210 per cubic metre. The ARTC rate will be applied to a maximum annual amount of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlements to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average par price, as determined by the Alberta Department of Energy, for the previous quarterly period. On December 22, 1997, the Alberta government announced that it would conduct a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program, but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program.

Effective October 1, 2002, the government of Saskatchewan revised its fiscal regime for the oil and gas industry by introducing a number of major changes affecting the Crown royalty and freehold production tax structures and the Corporation Capital Tax Surcharge rate applicable to production from new oil and gas exploration and development activity. The changes were implemented to stimulate increased exploration and development activity in the province.

The new fiscal regime in Saskatchewan provides new royalty and tax structures, a new system of volume incentives, and a reduced Corporation Capital Tax Surcharge rate. Other components are a new royalty/tax regime for gas produced from new oil wells and changes that benefit horizontal and deep oil wells. The "fourth tier" Crown royalty rate and freehold production tax structure is production and price sensitive and applies to: conventional oil wells (vertical and horizontal) and gas wells with a finished drilling date on or after October 1, 2002; incremental oil produced from new or expanded waterflood projects with a commencement date on or after October 1, 2001; and, natural gas produced from gas wells with a finished drilling date on or after October 1, 2002. The price sensitive parameters for the new "fourth tier" royalty structures provide: a base rate of 5% and marginal rate of 30% for both oil and gas; a base price of $100 per cubic metre for oil and $50 per thousand cubic metres for gas; and, a reference well production rate of 250 cubic metres of oil per month and 250 thousand cubic metres of gas per month.

The freehold production tax rates are now determined by subtracting a production tax factor of 12.5 percentage points (an increase from the previous 10 percentage point freehold production tax factor) from the corresponding Crown royalty rates. Further, the Corporation Capital Tax Surcharge rate has been decreased to 2.0% from 3.6% for all oil and gas that is produced from oil wells or gas wells with a finished drilling date on or after October 1, 2002 and, incremental oil related to new or waterflood projects having a commencement date on or after October 1, 2002. In conjunction with the "fourth tier" royalty/tax structures, the government of Saskatchewan introduced a modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of 0%. Re-entry and short section horizontal oil well royalty/tax categories have been eliminated. All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the "fourth tier" royalty/tax rates and new incentive volumes. The definition of "deep oil well" has also been expanded.

The new Crown royalty and freehold production tax regime applies to associated natural gas (gas produced from oil wells) that is gathered for use or sale and is produced from oil wells with a finished drilling date on or after October 1, 2002 and, oil wells with a finished drilling date prior to October 1, 2002, where the individual oil well has a gas-oil production ratio in any month of more than 3,500 cubic metres of gas for every cubic metre of oil. Effectively, a royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic metres in a month.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean-up orders. Applicable environmental laws in Alberta are consolidated in the Environmental Protection and Enhancement Act. Under this Act, environmental standards and compliance for releases, clean-up and reporting are stricter and more onerous than the previous legislation. Also, the range of enforcement actions available and the severity of penalties have been significantly increased. These changes will have an incremental effect on the cost of conducting operations in Alberta.

Trends

There are a number of trends that appear to be developing, which may have both long and short-term effects on the industry. The Western Canadian Sedimentary Basin continues to mature and a large number of major producing regions have been highly developed, thereby reducing the exploration opportunities for smaller companies. The trend for junior producers and start-up companies is to focus on more of an exploration based growth strategy which will increase the risk profile of these entities from an investor's point of view.

There is a continued trend relating to volatility of commodity prices. It appears that natural gas prices have entered an era of extreme volatility. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of elasticity in pricing due to a number of factors, including weather, drilling activity, declines, storage levels, fuel switching and demand.

Oil prices are clearly dependent on the world economy and the reaction of OPEC to demand. OPEC's stated position is to hold the world price of oil between U.S.$22.00 - $28.00 per WTI Bbl and, if successful, will remove some of the volatility in the WTI price. This does not, however, affect a major oil trend developing in Canada. The trend in Canada involves increasing production of heavy oil that is priced at a differential to WTI. This differential is extremely wide presently but as the North American refineries are forced to accept more of the heavy crude there should be a narrowing of the differential. This will result in a trend that will see heavy crude priced at a differential that will only include the price of diluent to move the product from the delivery point to the refineries. Clear Energy has no heavy oil production at this time.

Equity financings may become more difficult and selective. As a result, companies may have to work within existing cash flows and opportunities that can be internally generated. This may result in further industry consolidation, as companies have to focus on cost savings and operational controls in order to perform to market expectations.

A final trend appears to be the establishment of a number of royalty trusts as start-up companies with experienced management teams that are available as a result of the industry consolidation over the past two years. This may result in increased competition for a number of corporate and property acquisitions that will be available.

RISK FACTORS

An investment in Clear Energy should be considered speculative due to the nature of Clear Energy's involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas and its current stage of development. Oil and natural gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Clear Energy.

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on exploration by Clear Energy will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Insurance

Clear Energy's involvement in the exploration for and development of oil and gas properties may result in Clear Energy becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Clear Energy will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Clear Energy may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or for other reasons. The payment of such uninsured liabilities would reduce the funds available to Clear Energy. The occurrence of a significant event that Clear Energy is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Clear Energy's financial position, results of operations or prospects.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of Clear Energy. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices will result in a reduction of net production revenue. Certain Wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the future volume of Clear Energy's oil and gas production. Clear Energy might also elect not to produce from certain Wells at lower prices. All these factors could result in a material decrease in Clear Energy's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Clear Energy will be in part determined by the borrowing base of Clear Energy. A sustained material decline in prices from historical average prices could reduce Clear Energy's future borrowing base, therefore reducing the bank credit available to Clear Energy, and could require that a portion of any existing bank debt of Clear Energy be repaid.

In addition to establishing markets for its oil and natural gas, Clear Energy must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by Clear Energy will be affected by numerous factors beyond its control. Clear Energy will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Clear Energy. The ability of Clear Energy to market natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Clear Energy will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and the management of other aspects of the oil and natural gas business. Clear Energy has limited direct experience in the marketing of oil and natural gas.

Substantial Capital Requirements; Liquidity

Clear Energy anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Clear Energy's future revenues or reserves decline, Clear Energy may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Clear Energy. Moreover, future activities may require Clear Energy to alter its capitalization significantly. The inability of Clear Energy to access sufficient capital for its operations could have material adverse effect on Clear Energy's financial condition, results of operations or prospects.

Competition

Clear Energy will actively compete for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than Clear Energy. Clear Energy's competitors will include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. Clear Energy's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities include companies that have greater financial and personal resources available to them than Clear Energy.

Certain of Clear Energy's customers and potential customers may themselves explore for oil and natural gas, and the results of such exploration efforts could affect Clear Energy's ability to sell or supply oil or gas to these customers in the future. Clear Energy's ability to successfully bid on and acquire additional property rights, to discover reserves to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Title

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. In accordance with industry practice, Clear Energy will conduct such title reviews in connection with its principal properties as it believes are commensurate with the value of such properties. However, no absolute assurances can be given that title defects do not exist. If title defects do exist, it is possible that Clear Energy may lose all or a portion of its right title and interest in and to the properties to which the title defects relate.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Clear Energy to incur costs to remedy such discharge. No assurance can be given that the application of environmental laws to the business and operations of Clear Energy will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Clear Energy's financial condition, results of operations or prospects.

Reserve Estimates

The GLJ Report for its oil and gas properties contains estimates of Clear Energy's oil and gas reserves and the estimated future net reserves therefrom that rely upon various assumptions, including assumptions as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in the respective reserve reports. Any significant variance in these assumptions could materially affect the estimated quantities and present value of reserves set forth in the GLJ Report. In addition, such reserves may be subject to downward or upward revisions based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond the control of Clear Energy. Actual production, revenues, taxes, development expenditures and operating expenses with respect to reserves will likely vary from the estimates used and such variances may be material.

The present value of future net reserves referred to in the GLJ Report should not be construed as the current market value of the estimated oil and gas reserves attributable to Clear Energy's properties. The estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows will be affected by increases or decreases in consumption by oil and gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties.

Reserve Replacement

Clear Energy's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Clear Energy successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Clear Energy may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Clear Energy's reserves will depend not only on Clear Energy's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Clear Energy's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Reliance on Operators and Key Employees

To the extent Clear Energy is not the operator of its oil and gas properties, Clear Energy will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Clear Energy will be largely dependent upon the performance of its management and key employees. Clear Energy does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Clear Energy.

Corporate Matters

To date, Clear Energy has not paid any dividends on its outstanding Common Shares and does not anticipate the payment of any dividends on its Common Shares for the foreseeable future. Certain of the directors and officers of Clear Energy are also directors and officers of other oil and gas companies involved in oil and gas exploration and development, and conflicts of interest may arise between their duties as officers and directors of Clear Energy and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the ABCA.

Permits and Licenses

The operations of Clear Energy may require licenses and permits from various governmental authorities. There can be no assurance that Clear Energy will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its properties.

Additional Funding Requirements

Clear Energy's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Clear Energy may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Clear Energy to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Clear Energy's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Clear Energy's ability to expend the necessary capital to replace its reserves or to maintain its production. If Clear Energy's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on favourable terms. Any equity financing may result in a change of control of Clear Energy or holders of Common Shares suffering further dilution.

Issuance of Debt

From time to time Clear Energy may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Clear Energy's debt levels above industry standards. Neither Clear Energy's articles nor its bylaws limit the amount of indebtedness that Clear Energy may incur. The level of Clear Energy's indebtedness from time to time could impair Clear Energy's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. Clear Energy's ability to meet its debt service obligations will depend on Clear Energy's future operations which are subject to prevailing industry conditions and other factors, many of which are beyond the control of Clear Energy. As certain of the indebtedness of Clear Energy bears interest at rates which fluctuate with prevailing interest rates, increases in such rates would increase Clear Energy's interest payment obligations and could have a material adverse effect on Clear Energy's financial condition and results of operations. Further, Clear Energy's indebtedness is secured by substantially all of Clear Energy's assets. In the event of a violation by Clear Energy of any of its loan covenants or any other default by Clear Energy on its obligations relating to its indebtedness, the lender could declare such indebtedness to be immediately due and payable and, in certain cases, foreclose on Clear Energy's assets. In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of the these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

MARKET FOR SECURITIES

Clear Energy's common shares were listed for trading on the Toronto Stock Exchange on January 24, 2003 and trade under the symbol "CEN".

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Clear Energy, as of the date hereof no person or company beneficially owns, directly or indirectly, or exercise control or direction over, more than 10% of the voting rights attached to all of the outstanding Common Shares.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position and offices, date of election or appointment for each of the directors, and the principal occupations for the last five years of each of the directors and executive officers of Clear Energy. The term of office of each director will expire at the end of the next annual meeting of shareholders of Clear Energy.

Name and Municipality of Residence	Position and Offices	Principal Occupation During the Past Five Years
Jeffrey S. Boyce Calgary, Alberta	President and Chief Executive Officer and Director since December 9, 2002	President and Chief Executive Officer of Clear Energy since December 9, 2002. Prior thereto President, Chief Executive Officer and a Director of Vermilion Resources Ltd. since July 1994.
Stephen E. Bjornson Calgary, Alberta	Vice President Finance, Corporate Secretary and Chief Financial Officer	Vice President Finance, Corporate Secretary and Chief Financial Officer of Clear Energy since December 9, 2002. Prior thereto Chief Financial Officer of Vermilion Resources Ltd. from November 2000 to January 22, 2003 and prior thereto Vice President, Finance and Controller of Vermilion Resources Ltd.

Name and Municipality of Residence	***Position and* Offices**	***Principal Occupation* During the Past Five Years**
Chris Baker Calgary, Alberta	Vice President Exploration	Vice President Exploration of Clear Energy since December 9, 2002. Prior thereto Vice President Exploration of Vermilion Resources Ltd. from July 1998 to January 22, 2003 and prior thereto Vice President, Exploration of Dorset Exploration Ltd., an oil and gas company.
C. Tom Banks Calgary, Alberta	Vice-President Engineering and Operations	Vice-President Engineering and Operations of Clear Energy since December 9, 2002. Prior thereto Vice President Production & Engineering of Vermilion Resources Ltd. from May 2000 to January 22, 2003 and prior thereto Manager, Production and Marketing of Vermilion Resources Ltd.
Charles W. Berard(1)(2)(3)(4)(5) Calgary, Alberta	Director since December 9, 2002	Partner at Macleod Dixon LLP, Barristers and Solicitors.
Larry J. Macdonald(1)(2)(3)(4) Calgary, Alberta	Director since December 9, 2002	Chief Executive Officer of Point Energy Ltd., an oil and gas company, from September 2003. Prior thereto Chairman and Chief Executive Officer, Pointwest Energy Inc., an oil and gas company, from 2000 to 2003; Chairman and Chief Executive Officer, Westpoint Energy Inc., an oil and gas company, from 1999 to 2000; President and Chief Operating Officer, Anderson Exploration Ltd., an oil and gas company from 1992 to 1999.

Name and Municipality of Residence	Position and Offices	Principal Occupation During the Past Five Years
W. Peter Comber[(1)(2)(3)(4)] Toronto, Ontario	Director since December 9, 2002	Since 1999, Managing Director, Barrantagh Investment Management Inc., an investment management company, and from 1992 to 1999, President, Newtonhouse Investment Management Ltd., an investment management company

Notes:

(1) Member of the Audit Committee. Clear Energy is required, pursuant to the ABCA, to have an audit committee of the board of directors. Clear Energy does not have an executive committee.
(2) Member of the Governance and Human Resources Committee.
(3) Member of the Environment, Health and Safety Committee.
(4) Member of the Reserves Committee.
(5) Lead Director.

As of June 15, 2004, the directors and officers of the Corporation, as a group, owned directly or indirectly 2,082,850 Common Shares of the Corporation or approximately 7.2% of the issued and outstanding Common Shares. The information as to the Common Shares not being within the knowledge of the Corporation, has been furnished by the respective directors and officers of the Corporation individually.

EXECUTIVE COMPENSATION

Senior Executive Compensation

The following table and related narrative below provide compensation information for the financial year of the Corporation ended December 31, 2003 for Jeffrey S. Boyce, the President and Chief Executive Officer of the Corporation, Stephen E. Bjornson, Vice President Finance, Corporate Secretary and Chief Financial Officer, Chris Baker, Vice President Exploration and C. Tom Banks, Vice President Engineering and Operations (collectively, the "Named Executive Officers").

					Long-Term Compensation			
		Annual Compensation			Awards		Payments	
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compensation (2) ($)	Securities under Options / PIRs(3) granted (#)	Restricted Shares or Restricted Share units ($)	LTIP Payouts ($)	All Other Compensation
Jeffrey S. Boyce, President and Chief Executive Officer	2003	95,182	—	4,818	315,000/ 1,054,200	—	—	—
Stephen Bjornson, Vice President Finance, Corporate Secretary and Chief Financial Officer	2003	95,182	—	4,818	240,000/ 387,000	—	—	—
Chris Baker, Vice President Exploration	2003	95,182	—	4,818	240,000/ 387,000	—	—	—
C. Tom Banks Vice President Engineering and Operations	2003	95,182	—	4.818	240,000/ 387,000	—	—	—

Notes:

(1) All of the named Executive Officers became officers of the Corporation on December 9, 2002.
(2) Consists of health benefits and parking.
(3) Performance Incentive Rights

Option and Performance Incentive Rights Grants During the Most Recently Completed Financial Year

The following table sets forth information in respect of all stock options and performance incentive rights ("**PIRs**") granted during the fiscal year ended December 31, 2003 to the Named Executive Officers.

Name	Securities under Options/PIRs Granted (#)	% of Total Options/PIRs Granted to Employees in Financial Year	Exercise or Base Price per Security ($/Security)	Market value of securities underlying Options/PIRs on the Date of Grant ($/Security)	Expiration Date Options/PIRs
Jeffrey S. Boyce	315,000/1,054,200	16.5/29.9	Options 2.80 PIRs 1.70	2.80/1.70	Feb. 10/08/ Jan. 22/10
Stephen Bjornson	240,000/387,000	12.6/11.0	Options 2.80 PIRs 1.70	2.80/1.70	Feb. 10/08/ Jan. 22/10
Chris Baker	240,000/387,000	12.6/11.0	Options 2.80 PIRs 1.70	2.80/1.70	Feb. 10/08/ Jan. 22/10
C. Tom Banks	240,000/387,000	12.3/11.0	Options 2.80 PIRs 1.70	2.80/1.70	Feb. 10/08/ Jan. 22/10

Aggregated Options/PIRs Exercises During the Most Recently Completed Financial Year and Financial Year-end Option Values

Options to purchase Common Shares and performance incentive rights exercised or exercisable during the financial year ended December 31, 2003 held by Named Executive Officers are as follows:

Name	Common Shares Acquired on Exercise (Options/PIRs) ($)	Aggregate Value Realized (Options/PIRs) ($)	Unexercised Options/PIRs at Financial Year End Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options/PIRs at Financial Year End Exercisable/ Unexercisable (1) ($)
Jeffrey S. Boyce	—/—	—/—	Options: —/315,000 PIRs: —/1,054,200	Options: —/236,250 PIRs: —/—
Stephen Bjornson	—/—	—/—	Options: —/240,000 PIRs: —/387,000	Options: —/180,000 PIRs: —/—
Chris Baker	—/—	—/—	Options: —/240,000 PIRs: —/387,000	Options: —/180,000 PIRs: —/—
C. Tom Banks	—/—	—/—	Options: —/240,000 PIRs: —/387,000	Options: —/180,000 PIRs: —/—

Notes:

(1) The closing price of the Common Shares on the TSX on December 31, 2003 (the last date the Common Shares traded in 2003) was $3.55.

(2) As the PIRs do not vest until the Corporation's Common Shares trade at specified 20 day weighted average trading prices (see "Performance Incentive Rights") no value can be attributed to the PIRs.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has entered into employment agreements with all of the named Executive Officers. These employment agreements provide that upon termination without cause or upon a change of control that each of the named Executive Officers, other than Mr. Boyce, will be paid severance in an amount equal to 12 months salary and benefits. Mr. Boyce's employment agreement provides that in such circumstances he will be paid severance in an amount equal to 18 months salary and benefits.

Compensation of Directors

For the financial year ended December 31, 2003 the directors of the Corporation did not receive a fee for serving on the board of directors of the Corporation, but each director did each receive 75,000 stock options and were reimbursed for their expenses for attending meetings of the board of directors and any committees thereof.

Indebtedness of Directors and Senior Officers

No directors or senior or executive officers of the Corporation, or an associate of any such director or officer at any time since the beginning of the most recently completed financial period has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Clear Energy.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of Clear Energy consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series, of which, as at the date hereof 28,655,107 Common Shares were issued and outstanding. Clear Energy has also reserved a total of 2,500,000 Common Shares for issuance upon the exercise of outstanding stock options granted pursuant to its Stock Option Plan and 3,529,200 Common Shares for issuance upon the exercise of performance incentive rights. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the preferred shares, the performance incentive rights and the stock options.

Common Shares

Clear Energy is authorized to issue an unlimited number of Common Shares. The Common Shares rank junior to the preferred shares. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of Clear Energy, to receive dividends if, as and when declared by the board of directors of Clear Energy and to receive pro rata the remaining property and assets of Clear Energy upon its dissolution or winding-up, subject to the rights of shares having priority over the Common Shares.

Preferred Shares

The preferred shares are issuable in series and will have such rights, restrictions, conditions and limitations as the board of directors of Clear Energy may from time to time determine. The preferred shares shall rank senior to the common shares with respect to the payment of dividends or distribution of assets or return of capital of Clear Energy in the event of a dissolution, liquidation or winding up of Clear Energy. No preferred shares are presently issued and outstanding.

Performance Incentive Rights

The performance incentive rights were issued as part of the Corporation's private placement of units to officers, directors and employees completed on January 22, 2003. The exercise price of the performance incentive rights is $1.70 per share which was Clear Energy's net asset value ("**NAV**") at the time of the private placement.

The performance incentive rights have a seven year term and are exercisable by a holder only during the period that the holder is a director or employee of Clear Energy. Should a holder cease to be a director of Clear Energy or should such holder's employment terminate prior to exercise of the performance incentive rights, all of such holder's performance incentive rights will terminate. Certain provisions exist which will permit acceleration of the vesting of the performance incentive rights upon a change of control of Clear Energy. The performance incentive rights do not vest for a period of one year following the date of grant and thereafter will vest in accordance with the following schedule based on the 20 day weighted average trading price of Clear Energy's common shares being a multiple of the NAV:

Percentage Vested	Multiple of Clear Energy Common Share NAV	Vesting Price
25%	2x	$3.40
25%	3x	$5.10
25%	4x	$6.80
25%	5x	$8.50

The performance incentive rights are intended to align the interests of the founding management and directors of Clear Energy with the shareholders of Clear Energy. In accordance with the policies of the Toronto Stock Exchange, no one holder of a performance incentive right will be permitted to acquire on exercise of a performance incentive right within a one-year period a number of Common Shares exceeding 5% of the then outstanding Common Shares. On February 20, 2004, the first tranche of performance rights vested following completion of the vesting requirements. A total of 882,300 performance rights (25% of the 3,529,200 rights) have vested and are eligible for conversion to one Common Share at $1.70 per share for each performance right exercised.

Stock Options

The Corporation created a Stock Option Plan on December 17, 2002 (the "**Plan**") authorizing the grant of options to designated participants (being directors, officers, employees or service providers of the Corporation) to acquire up to 2,500,000 Common Shares which were reserved for issuance under the Plan.

The aggregate number of options that may be granted to any one individual must not exceed 5% of the total issued and outstanding common shares. The Plan provides that the terms of the options and the option price shall be fixed by the directors, within the requirements of the TSX. The exercise price must be paid in full upon exercise of the options.

The purposes of the Plan are: a) to retain and attract qualified directors, officers, employees and service providers for the Corporation and its subsidiaries; (b) to promote a proprietary interest in the Corporation and its subsidiaries; (c) to provide an incentive element in compensation; and (d) to promote the profitability of the Corporation and its subsidiaries. Stock options are usually provided upon commencement of employment with the Corporation. Additional grants are made periodically to recognize exemplary performance of, or special contributions by, eligible participants.

OPTIONS TO PURCHASE SECURITIES

The following table sets forth information with respect to the options outstanding under the Stock Option Plan on the date hereof.

Group (Number)	Date Options Granted	Shares Under Option	Exercise Price ($)	Closing Price One Day Prior to Grant ($)	Expiry date	Market Value of Options[(1)] ($)
Executive Officers (4)	February 10, 2003	1,035,000	2.80	2.80	February 10, 2008	983,250
Directors (3)	February 10, 2003	225,000	2.80	2.80	February 10, 2008	213,750
Employees (10)	February 10, 2003	641,000	2.80	.80	February 10, 2008	608,950

Note:

(1) Based on the June 10, 2004 closing price of the Common Shares on the TSX of $ 3.75 per share.

DIVIDENDS

Clear Energy has not declared or paid any dividends since its incorporation and does not foresee the declaration or payment of dividends in the near future. Any decision to pay dividends on its shares will be made by the board of directors on the basis of Clear Energy's earnings, financial requirements and other conditions existing at such future time.

PRIOR SALES

The only Clear Energy Shares issued by Clear Energy over the past 12 months are as follows:

- On October 9, 2003, Clear Energy completed a private placement of 1,000,000 flow-through Common Shares at a price of $4.15 per share for gross proceeds of $4,150,000.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers of Clear Energy will be subject in connection with the operations of Clear Energy. In particular, certain of the directors and officers of Clear Energy are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Clear Energy or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Clear Energy. See "*DIRECTORS AND OFFICERS*". Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Clear Energy since its incorporation which can reasonably be regarded as presently material are:

- Pre-Acquisition Agreement. See "*OFFER FOR RANCHGATE SHARES* - Pre-Acquisition Agreement" in the Circular.

- Arrangement Agreement dated as of December 16, 2002, among Vermilion, Vermilion Acquisition Ltd., Clear Energy and Vermilion Energy Trust pursuant to which Vermilion, Vermilion Acquisition Ltd., Clear Energy and Vermilion Energy Trust implemented the Plan of Arrangement.

INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS

Except as disclosed herein, no director or senior or executive officer of Clear Energy or their associates or affiliates, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or would materially affect Clear Energy since the date of its incorporation.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Clear Energy are Deloitte and Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 - 2nd Street S.W., Calgary, Alberta, T2P 0S7.

The registrar and transfer agent for the Clear Energy Shares is Valiant Trust Company at its principal offices in Calgary, Alberta.

LEGAL PROCEEDINGS

Management of Clear Energy has not commenced and is not presently contemplating the commencement of any material legal proceedings and is not aware of any legal proceedings that have been commenced or are or may be contemplated against Clear Energy.

APPENDIX B -
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Unaudited pro forma consolidated balance sheet of Clear Energy Inc. as at March 31, 2004 and unaudited pro forma consolidated statement of earnings and retained earnings for the three months then ended and the year ended December 31, 2003.

Compilation Report on Pro Forma Consolidated Financial Statements

To the Directors of
Clear Energy Inc.:

We have read the accompanying unaudited pro forma consolidated balance sheet of Clear Energy Inc. ("Clear Energy") as at March 31, 2004 and the unaudited pro forma consolidated statement of earnings and retained earnings for the three months then ended and the year ended December 31, 2003, and have performed the following procedures.

1. Compared the figures in the columns captioned "Clear Energy" to the unaudited consolidated financial statements of Clear Energy as at March 31, 2004 and for the three months then ended, and the audited consolidated financial statements of Clear Energy for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Ranchgate" to the unaudited consolidated financial statements of Ranchgate Energy Inc. ("Ranchgate") as at March 31, 2004 and for the three months then ended, and the audited consolidated financial statements of Ranchgate for the year ended December 31, 2003, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of Clear Energy who have responsibility for financial and accounting matters about:

(a) the basis for determination of the pro forma adjustments included in the columns captioned "Adjustments" and "Clear Energy 21 days"; and

(b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and

(b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments, included in the columns captioned "Adjustments" and "Clear Energy 21 days", to the aggregate of the amounts in the columns captioned "Clear Energy" and "Ranchgate", as at March 31, 2004 and for the three months then ended, and for the year ended December 31, 2003, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
June 25, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

CLEAR ENERGY INC.

Pro Forma Consolidated Statement of Earnings and Retained Earnings

Period Ended March 31, 2004
(Unaudited)
($000s, except per share amounts)

			Adjustments			
	Clear Energy $	Ranchgate $	Ranchgate Tweedie Purchase (Note 3(b)) $	Other Adjustments $	Note	Pro Forma Consolidated $
REVENUE						
Petroleum and natural gas	9,077	3,790	2,018	-		14,885
Royalties (net of ARTC)	(2,715)	(508)	(424)	-		(3,647)
Other income	127	62	-	-		189
	6,489	3,344	1,594	-		11,427
EXPENSES						
Production	636	1,724	569	-		2,929
Interest	-	161	-	(26)	3(c)	135
General and administrative	295	522	-	-		817
Stock compensation	358	80	-	-		438
Accretion expense	10	63	-	11	3(d)	84
Unrealized foreign exchange loss	-	19	-	-		19
Depletion and depreciation	4,088	1,355	-	767	3(d)	6,210
	5,387	3,924	569	752		10,632
EARNINGS (LOSS) BEFORE INCOME TAXES	1,102	(580)	1,025	(752)		795
PROVISION FOR (RECOVERY OF) INCOME TAXES						
Future	693	(234)	-	(299)	3(e)	160
Current and capital	23	15	-	22	3(f)	60
	716	(219)	-	(277)		220
NET EARNINGS (LOSS)	386	(361)	1,025	(475)		575
RETAINED EARNINGS, BEGINNING OF PERIOD	1,756	68	-	-		1,824
CUMULATIVE CHANGE IN ACCOUNTING POLICY	(807)	-	-	-		(807)
RETAINED EARNINGS, END OF PERIOD	1,335	(293)	1,025	(475)		1,592
Earnings Per Share						
Basic						0.01
Diluted						0.01
Weighted Average (Note 4)						
Basic						47,293,075
Diluted						47,293,075

CLEAR ENERGY INC.

Pro Forma Consolidated Statement of Earnings and Retained Earnings

Year Ended December 31, 2003
(Unaudited)
($000s, except per share amounts)

	Clear Energy $	Clear Energy 21 days (Note 3(a)) $	Ranchgate $	Adjustments: Ranchgate Tweedie Purchase (Note 3(b)) $	Adjustments: Other Adjustments $	Note	Pro Forma Consolidated $
REVENUE							
Petroleum and natural gas	27,724	1,405	16,927	11,289	-		57,345
Royalties (net of ARTC)	(8,505)	(433)	(2,687)	(2,307)	-		(13,932)
Other income	469	-	142	-	-		611
	19,688	972	14,382	8,982	-		44,024
EXPENSES							
Production	2,186	50	6,412	1,644	-		10,292
Interest	-	-	544	-	(102)	3(c)	442
General and administrative	786	-	2,270	-	-		3,056
Stock compensation	-	-	164	-	-		164
Accretion	-	-	206	-	24	3(g)	270
					40	3(d)	
Unrealized foreign exchange loss	-	-	(228)	-	-		(228)
Depletion and depreciation	11,840	-	4,773	-	2,607	3(d)	19,239
					19	3(g)	
	14,812	50	14,141	1,644	2,588		33,235
EARNINGS (LOSS) BEFORE INCOME TAXES	4,876	922	241	7,338	(2,588)		10,789
PROVISION FOR (RECOVERY OF) INCOME TAXES							
Future	2,948	-	(240)	-	2,311	3(e)	5,011
					(8)	3(e)	
Current and capital	172	-	25	-	96	3(f)	293
	3,120	-	(215)	-	(2,399)		5,304
NET EARNINGS	1,756	922	456	7,338	(4,987)		5,485
RETAINED EARNINGS, BEGINNING OF YEAR	-	-	(560)	-	-		(560)
CUMULATIVE CHANGE IN ACCOUNTING POLICY	-	-	172	-	-		172
RETAINED EARNINGS, END OF YEAR	1,756	922	68	7,338	(4,987)		5,097
Earnings Per Share							
Basic							0.12
Diluted							0.12
Weighted Average (Note 4)							
Basic							45,392,586
Diluted							45,517,766

CLEAR ENERGY INC.

Pro Forma Consolidated Balance Sheet
As At March 31, 2004
(Unaudited)
($000s)

	Clear Energy $	Ranchgate $	Adjustments: Ranchgate Tweedie Purchase (Note 2(b)) $	Adjustments: Other Adjustments $	Note	Pro Forma Consolidated $
ASSETS						
CURRENT						
Cash	18,823	-	-	-		18,823
Accounts receivable	4,410	4,676	-	-		9,086
Prepaid expenses and other	33	217	-	-		250
	23,266	4,893	-	-		28,159
Property plant and equipment	41,583	37,596	21,570	2,245	2(a)	103,541
				547	2(e)	
Goodwill	-	3,778	-	21,042	2(a)	24,820
	64,849	46,267	21,570	23,834		156,520
LIABILITIES						
CURRENT						
Accounts payable	12,535	10,406	-	-		22,941
Bank loan	-	6,751	21,570	(23,840)	2(d)	7,890
				3,409	2(a) (c)	
Convertible debentures	-	1,086	-	-		1,086
	12,535	18,243	21,570	(20,431)		31,917
Asset retirement obligation	536	2,320	-	547	2(e)	3,403
Future income taxes	296	3,364	-	(503)	2(d)	3,999
				842	2(a)	
SHAREHOLDERS' EQUITY						
Share capital	48,993	22,389	-	24,343	2(d)	114,712
				(22,389)	2(a)	
				41,376	2(a)	
Contributed surplus	1,154	244	-	(244)	2(a)	1,154
Retained earnings	1,335	(293)	-	293	2(a)	1,335
	51,482	22,340	-	43,379		117,201
	64,849	46,267	21,570	23,834		156,520

CLEAR ENERGY INC.

Notes to the Pro Forma Consolidated Financial Statements
Three Months Ended March 31, 2004 and Year Ended December 31, 2003
(Unaudited)
($000s)

1. BASIS OF PRESENTATION

The accompanying pro forma consolidated financial statements ("Pro Forma Consolidated Financial Statements") have been prepared for inclusion in the offer to purchase circular of Clear Energy Inc. ("Clear Energy") dated June 25, 2004 (the "Circular"). The Pro Forma Consolidated Financial Statements give effect to the proposed business combination through an Offer to Purchase ("Offer") by which Clear Energy will acquire all of the issued and outstanding shares of Ranchgate Energy Inc. ("Ranchgate"). The business combination will be accounted for using the purchase method. As part of the Offer, former Ranchgate shareholders will receive shares of Clear Energy.

The Pro Forma Consolidated Financial Statements have been prepared from:

a) the audited financial statements of Ranchgate as at December 31, 2003 and for the year then ended and the unaudited interim financial statements as at March 31, 2004 and for the three month period then ended;

b) the audited financial statements of Clear Energy as at December 31, 2003 and for the year then ended and the unaudited interim financial statements as at March 31, 2004 and for the three month period then ended;

In the opinion of management of Clear Energy, these Pro Forma Consolidated Financial Statements include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Accounting policies used in the preparation of the Pro Forma Consolidated Financial Statements are in accordance with those disclosed in the 2003 audited financial statements of Clear Energy except for the change in accounting policy with respect to asset retirement obligations (CICA Section 3110 "Asset Retirement Obligations") which was adopted by Clear Energy on January 1, 2004 on a retroactive basis as more fully outlined in the unaudited interim consolidated financial statements of Clear Energy as at March 31, 2004 and for the three months then ended, included in this Circular. The accompanying Pro Forma Consolidated Financial Statements have been adjusted to reflect this retroactive change in accounting policy (Note 3(g)).

The Pro Forma Consolidated Financial Statements are not necessarily indicative of the results of operations that would have occurred for the three month period ended March 31, 2004 and the year ended December 31, 2003 or for future years. In preparing these Pro Forma Consolidated Financial Statements, no adjustments have been made to reflect the operating synergies and general and administrative cost savings that may result from combining the operations of Clear Energy and Ranchgate.

CLEAR ENERGY INC.

Notes to the Pro Forma Consolidated Financial Statements
Three Months Ended March 31, 2004 and Year Ended December 31, 2003
(Unaudited)
($000s)

1. BASIS OF PRESENTATION (Continued)

These Pro Forma Consolidated Financial Statements should be read in conjunction with the audited financial statements of Clear Energy as at December 31, 2003 and for the year then ended, the unaudited interim financial statements of Clear Energy as at March 31, 2004 and for the three month period then ended, the audited financial statements of Ranchgate as at December 31, 2003 and for the year then ended, and the unaudited interim financial statements of Ranchgate as at March 31, 2004, all included elsewhere in the Circular.

2. PRO FORMA CONSOLIDATED BALANCE SHEET

The unaudited pro forma consolidated balance sheet gives effect to the following transactions and assumptions as if they had occurred at the balance sheet date, March 31, 2004:

a) Business combination

The completion of the proposed business combination under the Offer, as more fully disclosed in the Circular, which results in the issue of 0.386 Clear Energy share for every outstanding common share of Ranchgate.

The business combination has been accounted for as a purchase, using an ascribed value for each Clear Energy share based on the trading value of a Clear Energy share on the five days prior to the announcement of the Offer less an assumed discount for brokerage fees which would have been incurred had there been a public offering.

Allocation of purchase price consideration:

	March 31, 2004 ($000s)
Ranchgate net assets acquired and liabilities assumed	
Current assets	4,893
Petroleum and natural gas properties	61,958
Goodwill	24,820
Current liabilities	(39,813)
Future income taxes	(4,206)
Asset retirement obligation	(2,867)
	44,785

CLEAR ENERGY INC.

Notes to the Pro Forma Consolidated Financial Statements
Three Months Ended March 31, 2004 and Year Ended December 31, 2003
(Unaudited)
($000s)

2. PRO FORMA CONSOLIDATED BALANCE SHEET (Continued)

The allocation of the purchase price will be finalized after the business combination has been completed and the fair values of the assets and liabilities have been determined, accordingly, the above allocation is subject to change.

	($000s)
Consideration comprised of:	
Issuance of shares	41,376
Transaction costs	3,409
	44,785

The total number of issued common shares of Ranchgate exchanged for Clear Energy common shares assumes outstanding Ranchgate options under the Offer are paid out in cash totalling approximately $1.3 million.

b) The acquisition of Tweedie made on June 1, 2004 by Ranchgate for cash of $21.6 million (the "Tweedie Acquisition").

c) The transaction costs include advisory fees and other costs related to the Offer estimated at $0.9 million and severance costs of $1.2 million. The total amount of $2.1 million and the other transaction costs have been assumed to be paid from additional bank borrowings.

d) The issuance of common shares of Clear Energy by way of a private placement in the principal amount of $25.2 million (before transaction costs of $1.4 million, prior to recognition of future taxes of $0.5 million). The net amount of $23.8 million is assumed to reduce bank debt.

e) To reflect the asset retirement obligation related to the Tweedie acquisition.

CLEAR ENERGY INC.

Notes to the Pro Forma Consolidated Financial Statements
Three Months Ended March 31, 2004 and Year Ended December 31, 2003
(Unaudited)
($000s)

3. PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

The unaudited pro forma consolidated statements of earnings and retained earnings for the three months ended March 31, 2004 and the year ended December 31, 2003 give effect to the following assumed transactions and assumptions as if they had taken place at January 1, 2003:

a) Adjustment for the year ended December 31, 2003 to include the revenue and operating expenses of the properties which Clear Energy acquired January 22, 2003 for the period from January 1, 2003 to January 21, 2003.

b) Inclusion of the revenue, royalties, and operating expenses related to the Tweedie Acquisition.

c) Net decrease in interest expense due to increased borrowings as a result of the transactions disclosed in Note 2(a) and (b), offset by the reduction in borrowing as a result of the issuance of common shares as disclosed in Note 2(d).

d) Calculation of depletion, depreciation and amortization on a consolidated basis incorporating the assets of Ranchgate and the Tweedie Acquisition, which also includes a calculation of accretion expense, determined under the purchase method as set out in Note 2(a) and (b).

e) Adjustment to future income taxes for the above adjustments as applicable.

f) Adjustment for capital tax as a result of Note 2(a) and (b)

g) Adjustment to decrease depletion, depreciation and amortization by $0.2 million and accretion expense of $0.24 million to reflect on a retroactive basis the change in accounting policy related to asset retirement obligations adopted by Clear Energy on January 1, 2004.

CLEAR ENERGY INC.

Notes to the Pro Forma Consolidated Financial Statements
Three Months Ended March 31, 2004 and Year Ended December 31, 2003
(Unaudited)
($000s)

4. PER SHARE INFORMATION

The calculation of net earnings per share gives effect to the issuance of additional shares under the business combination as set out in Note 2(a) and the issuance of additional shares under the private placement as set out in Note 2(d), as if those shares had been issued at January 1, 2003. The numbers of shares which have been used in the per share calculations are as follows:

	Three Months Ended March 31, 2004	Year Ended December 31, 2003
Weighted average - basic	28,647,794	26,747,305
Assumed shares issued on:		
Business combination	11,645,281	11,645,281
Private placement	7,000,000	7,000,000
	47,293,075	45,392,586
Weighted average - diluted	28,647,794	26,872,485
Assumed shares issued on:		
Business combination	11,645,281	11,645,281
Private placement	7,000,000	7,000,000
	47,293,075	45,517,766

APPENDIX C - FINANCIAL STATEMENTS OF CLEAR ENERGY INC.

TABLE OF CONTENTS

Unaudited Financial Statements of Clear Energy Inc. as at and for the three months ended March 31, 2004 and 2003

CONSOLIDATED BALANCE SHEETS

	As At	
	March 31, 2004	December 31, 2003
($000's)	*(unaudited)*	restated (note 2)
Assets		
Current assets:		
Cash and cash equivalents	$ 18,823	$ 19,060
Accounts receivable	4,410	4,129
Prepaid expenses	33	6
	23,266	23,195
Property, plant and equipment (note 4)	41,583	35,686
	$ 64,849	$ 58,881
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 12,535	$ 8,012
Bank Loan (note 5)	-	-
Asset retirement obligations (note 2)	536	526
Future income taxes (benefit) (note 8)	296	(397)
Shareholders' equity:		
Share capital (note 6)	48,993	48,995
Contributed surplus (note 2)	1,154	796
Retained earnings	1,335	949
	51,482	50,740
	$ 64,849	$ 58,881

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Period Ended March 31 (note 1) 2004	2003
($000's except for common share amounts, unaudited)		restated (note 2)
Revenue:		
Petroleum and natural gas revenue	$ 9,077	$ 5,456
Royalties	(2,715)	(1,668)
Interest income	127	44
	6,489	3,832
Expenses:		
Production	636	399
General and administration	295	193
Stock compensation expense (notes 2 & 6)	358	176
Accretion expense (note 2)	10	-
Depletion and depreciation	4,088	1,963
	5,387	2,731
Earnings before income taxes	1,102	1,101
Income taxes: (note 8)		
Future	693	577
Capital	23	18
	716	595
Net earnings	386	506
Retained earnings as previously reported, beginning of period	1,756	-
Cumulative change in accounting policy (note 2)	(807)	-
Retained earnings, end of period	$ 1,335	$ 506
Net earnings per common share (note 7)		
Basic	$ 0.01	$ 0.02
Diluted	$ 0.01	$ 0.02

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period Ended March 31 (note 1)	
	2004	**2003**
($000's, unaudited)		restated (note 2)
Cash and cash equivalents provided by (used in):		
Operating		
Net earnings	$ 386	$ 506
Items not affecting cash:		
Depletion and depreciation	4,088	1,963
Stock compensation expense	358	176
Accretion expense	10	-
Future income taxes	693	577
Cash flow from operations	5,535	3,222
Changes in non-cash working capital (note 9)	552	(2,748)
	$ 6,087	$ 474
Investing		
Drilling and development of petroleum and natural gas properties	(9,985)	(3,773)
Changes in non cash working capital (note 9)	3,663	2,546
	$ (6,322)	$ (1,227)
Financing		
Issue of common shares for cash, net of share issue costs	(2)	20,933
Changes in non cash working capital	-	53
	$ (2)	$ 20,986
Net change in cash and cash equivalents	(237)	20,233
Cash and cash equivalents, beginning of period	19,060	-
Cash and cash equivalents, end of period	$ 18,823	$ 20,233
Cash and cash equivalents represented by:		
Cash	789	233
Cash equivalents	18,034	20,000

Supplementary cash flow information (note 9)

Notes to the Interim Consolidated Financial Statements
For the three month periods ended March 31, 2004 and 2003
(unaudited)

Unless otherwise stated, amounts presented in these notes are in Canadian dollars and tabular amounts are in thousands of Canadian dollars, except number of shares and per share amounts.

1. Summary of Significant Accounting Policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2003 except as disclosed in note 2 below. Accordingly, these interim consolidated financial statements should be read in conjunction with the notes contained in the Company's consolidated December 31, 2003 financial statements.

Business and Basis of Presentation

Clear Energy Inc. ("Clear Energy" or the "Company") is a Calgary based oil and natural gas exploration and production company whose key business activities are focused primarily in Alberta. The Company was incorporated on December 9, 2002 and commenced operations on January 22, 2003 when a portion of the assets of Vermilion Resources Ltd. ("Vermilion') were transferred into Clear Energy under a Plan of Arrangement dated December 17, 2002. The Plan of Arrangement resulted in the shareholders and optionholders of Vermilion becoming unitholders of Vermilion Energy Trust and shareholders of Clear Energy. Clear Energy is a public company and commenced trading on the Toronto Stock Exchange on January 24, 2003.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results may differ from these estimates and assumptions.

2. Change in Accounting Policy

(a) Asset Retirement Obligation

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") new standard for accounting for asset retirement obligations ("ARO"). This standard requires that the future cost associated with removal, site restoration and reclamation of long lived assets be recorded when the related assets are put into use. The result is an increase in the carrying value of the assets and a corresponding asset retirement obligation recorded at the fair value of the future liability. The fair value is discounted using the Company's credit adjusted risk-free rate interest rate. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability will accrete over the passage of time until the obligation is settled. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

The total future asset retirement obligation was estimated by management based on the Company's working interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its asset retirement obligations to be $536,000 as at March 31, 2004 based on a total future liability of $793,000. These payments are expected to be made over the next 10 years. The Company used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

The following table reconciles the Company's total asset retirement obligation:

	March 31, 2004
Carrying amount, beginning of period	526,000
Increase in liabilities in the period	-
Settlement of liabilities in the period	-
Disposition of liabilities in the period	-
Accretion expense	10,000
Carrying amount, end of period	536,000

(b) Stock Based Compensation

Effective January 1, 2004 the Company adopted on a retroactive basis, with restatement of prior years, the fair value method of accounting for stock options and performance incentive rights. The Company measures compensation cost based on the fair value of stock option awards at their date of grant and that cost is recognized over the vesting period of the option. The fair value of each option and performance incentive right was determined as at the respective grant date using the Black-Scholes model with the following assumptions: (risk free interest rate – 4.5% expected life – 5 years (options) 7 years (performance rights), and volatility – 50%). The net effect on the consolidated financial statements for the period ended March 31, 2003 of using the fair value method of accounting for stock-based compensation was an increased stock compensation expense and decreased net earnings by $176,000 and decreased earnings and diluted earnings per share by $0.01.

The adjustment required to the December 31, 2003 balance sheet to implement these changes in accounting is as follows:

	As previously reported	Adjustments	As restated
Property, plant and equipment	35,528	158	35,686
Asset retirement obligation	349	177	526
Future income taxes (benefit)	(389)	(8)	(397)
Contributed surplus	-	796	796
Retained earnings	1,756	(807)	949

The adjustment to the consolidated statement of earnings for the three months ended March 31, 2003 are as follows:

	As previously reported	Adjustments	As restated
Depletion, depreciation and amortization	1,937	26	1,963
Future income tax expense	585	(8)	577
Stock compensation expense	-	176	176
Net earnings	700	(194)	506
Per common share			
Net earnings		(0.01)	0.02
Diluted net earnings		(0.01)	0.02

(c) Property, Plant and Equipment ("PP&E")

Effective January 1, 2004 the Company adopted Accounting Guideline 16 "Oil and Gas Accounting – Full Cost", which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Accounting Guideline 16 ("AcG-16") modifies how impairment is tested and is consistent with CICA section 3063 "Impairment of Long-lived Assets". Under AcG-16, impairment is recognized if the carrying amount of the PP&E exceed the sum of the undiscounted cash flows expected to result from the Company's proved reserves.

If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the PP&E to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment.

Previously, impairment was tested based on undiscounted future net revenues using proved reserves, and providing for future general and administrative expenses, carrying costs, and taxes. The adoption of AcG-16 had no effect on the Company's financial results.

(d) Transportation Costs

Effective for fiscal years beginning on or after October 1, 2003 the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles", which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the consolidated statements of earnings. Beginning January 1, 2004, the Company has recorded revenue gross of transportation charges and has separately recorded transportation as a production expense on the consolidated statements of earnings. This adjustment has no impact on net earnings, per common share calculations, or cash flow for the Company.

3. Plan of Arrangement/Related Party Transaction

Effective January 22, 2003, as a result of a Plan of Arrangement between Vermilion and Clear Energy certain oil and gas properties were transferred to Clear Energy. In exchange, the former Vermilion shareholders received one common share of Clear Energy for every three common shares of Vermilion they held prior to the arrangement. The number of common shares of Clear Energy, which were issued to former Vermilion shareholders as a result of this transaction, was 19,160,206. At the time of the transaction, Clear Energy and Vermilion were related companies resulting in the transfer of assets and related liabilities to Clear Energy from Vermilion was recorded at their carrying value. The future tax benefit reflects the excess of tax basis over the related net book value of assets transferred:

	January 22, 2003
Net assts transferred:	
Working capital	$ 1
Property, plant and equipment	19,509
Future site restoration and abandonment	(90)
Future income tax benefit	5,461
Consideration – common shares issued at net book value	$ 24,881

4. Property Plant and Equipment

	Cost	Accumulated depletion, Depreciation and amortization	Net book Value
Petroleum & natural gas properties	$ 57,367	(15,887)	$ 41,480
Furniture, fixtures and leaseholds	164	(61)	103
	$ 57,531	(15,948)	$ 41,583

Costs amounting to $15,676,000 (March 31, 2003 - $6,864,000) related to unproved oil and gas properties have been excluded from costs subject to depletion and depreciation. The Company has estimated the gross future asset retirement liability of $793,000 as at March 31, 2004. The discounted future asset retirement obligation at March 31, 2004 was $536,000 (March 31, 2003 - $388,000). During the first quarter of 2004, no actual amounts were expended on removal and site restoration activities.

During the period ended March 31, 2004 the Company capitalized $49,730 (March 31, 2003 - $49,730) of general and administrative expenses related to exploration and development activities.

5. Bank Loan

On March 31, 2004, the Company had a $5,000,000 revolving demand loan facility. The facility bears interest at the bank's prime rate plus ½ percent per annum. The Company has pledged as collateral a $50,000,000 first priority floating charge demand debenture over all the assets of the Company. At March 31, 2004, no amount has been drawn on this facility (December 31, 2003 – nil).

6. Share Capital

(i) Authorized
An unlimited number of common voting shares

(ii) Issued and Outstanding Common Shares

	Number of shares	Amount
Balance, January 22, 2003	1	$ 1
Issued on transfer of assets (note 2)	19,160,206	24,881
Private placement – insiders	1,176,400	2,000
Common shares issued for cash	7,160,000	20,048
Share issue costs, net of future tax benefit of $570,016	-	(829)
Common shares issued on business acquisition (Note 3)	150,000	435
Flow through Share issue	1,000,000	4,150
Tax effect on flow through shares issued	-	(1,691)
Balance, December 31, 2003	28,646,607	$ 48,995
Exercise of performance rights	4,500	8

Share issue costs	-	(10)
Balance, March 31, 2004	28,651,107	48,993

Effective January 22, 2003, the Company completed a private placement to directors, officers and employees for the issue of 1,176,400 common shares at $1.70 per share for proceeds of $1,999,880 (no share issue costs incurred). The private placement was approved on January 15, 2003 at the special shareholders meeting to approve the Plan of Arrangement involving the transfer of assets to Clear Energy from Vermilion.

On February 27, 2003, the Company closed a private placement equity financing to issue 7,160,000 common shares at $2.80 per share for total proceeds of $20,048,000. On October 9, 2003, the Company closed a flow through share private placement for the issuance of 1,000,000 flow through common shares at a price of $4.15 per share for total proceeds of $4,150,000. The proceeds of the respective equity financings are prior to the deduction of $829,000 of share issue costs (net of related tax benefit of $570,000).

(iii) Performance Incentive Rights

In conjunction with the private placement (private placement – insiders above) of common shares to employees, officers and directors, three performance incentive rights were issued for each common share purchased. On January 22, 2003, Clear Energy issued 3,529,200 performance incentive rights to directors, officers and employees.

Each performance incentive right will entitle the holder to acquire one Clear Energy share for a price of $1.70 per share (being the Clear Energy Share Net Asset Value at the time of the closing of the private placement ("NAV")). The performance incentive rights will have a seven-year term and will be exercisable by a holder only during the period that the holder is a director or employee of Clear Energy. Should a holder cease to be a director of Clear Energy or should such holder's employment terminate prior to exercise of the performance incentive rights, all of such holder's performance incentive rights will terminate. Certain provisions exist which will permit acceleration of the vesting of the performance incentive rights upon a change of control of Clear Energy. The performance incentive rights will not vest for a period of one year following the date of grant and thereafter will vest in accordance with the following schedule based on the 20-day weighted average trading price of the Clear Energy shares being a multiple of the Clear Energy share NAV:

Percentage Vested	Multiple of Clear Energy Share NAV	Vesting Price
25%	2x	$3.40
25%	3x	$5.10
25%	4x	$6.80
25%	5x	$8.50

The performance incentive rights are intended to align the founding management and directors of Clear Energy with the shareholders of Clear Energy. In accordance with the policies of the Toronto Stock Exchange ("TSX"), no one holder of a performance right will be permitted to acquire on exercise of a performance incentive right within a one-year period a number of Clear Energy shares exceeding 5 percent of the then outstanding Clear Energy shares. On February 20, 2004, the first tranche of performance rights vested following completion of the vesting requirements. A total of 882,300 performance rights (25 percent of the 3,529,200 rights) have vested subsequent to December 31, 2003 and are eligible for conversion to one common share at $1.70 per share for each performance right exercised.

(iv) Stock Options

The Company has a stock-based compensation plan under which options to purchase common shares of the Company have been issued to employees, officers and directors. Under the plan, all options awarded have a maximum term of five years, and vest over three years on the basis of one-third per year. The plan has 2,500,000 common shares reserved for issuance, of which 1,905,000 were issued at an exercise price of $2.80 and outstanding at March 31, 2004. As at March 31, 2004, a total of 635,000 stock options have vested. The weighted average remaining life of all the outstanding stock options is four years.

7. Per Share Amounts

The calculation of basic and diluted net earnings per share is based on the weighted average number of common shares outstanding as shown in the table below:

	Three Months ended March 31, 2004	Three Months ended March 31, 2003 (restated)
Net earnings (Loss)	$ 386	$ 506
Net earnings (Loss) per share		
Basic	$ 0.01	$ 0.02
Diluted	$ 0.01	$ 0.02
Weighted average shares outstanding		
Basic	28,647,794	23,760,955
Diluted(2)	28,647,794	23,838,389
Common shares outstanding		
Basic	28,651,107	27,496,607
Diluted (1)	31,433,907	29,401,607

(1) The diluted shares outstanding exclude 2,646,900 (March 31, 2003 – 3,529,200) performance rights, which are not exercisable and are treated as contingently issuable shares as all of the conditions for issue have not been satisfied as at March 31, 2004.

(2) The unrecognized compensation cost is considered to be part of the assumed proceeds to purchase common shares under the treasury stock method

8. Income Taxes

The Company's tax provision decreased by $ 11,000, due to the provincial statutory rate reduction in the first quarter of 2004. As at March 31, 2004, the future income tax benefit recorded in the prior period has reversed to a payable position. As a result, the statutory rate reduction resulted in a reduced tax provision.

9. Supplemental Cash Flow Information

(i) Changes in Non-Cash Working Capital

	Three Months ended March 31, 2004	Three Months ended March 31, 2003
Decrease (increase) in non-cash working capital		
Account receivable	$ (281)	$ (4,941)
Prepaid expenses	(27)	(56)
Accounts payable and accrued liabilities	4,523	4,848
Change in non-cash working capital	$ 4,215	$ (149)

(ii) Other Cash Flow Information

	Three Months ended March 31, 2004	Three Months Ended March 31, 2003
Cash taxes paid	$ -	$ -
Cash interest received	$ 125	$ 42

10. Commitments

The Company has various commitments and guarantees through the ordinary course of business. The impact of these commitments and guarantees are reflected in the consolidated financial statements when the amounts can be reasonably estimated.

The Company is committed to payments under various operating leases for office space and leased field compressors as follows:

Year	Amount
2004	$ 467

The above commitments includes an estimate of the Company's share of operating expenses, utilities and taxes for the duration of the office lease.

Audited Financial Statements of Clear Energy Inc. for the year ended December 31, 2003

Auditors' Report

To the Directors of Clear Energy Inc.

We have audited the consolidated balance sheets of Clear Energy Inc. (the "Company") as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and of cash flows for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) *"Deloitte & Touche LLP"*
Chartered Accountants
Calgary, Alberta
February 27, 2004
(Except for Note 11 which is as of June 25, 2004)

CONSOLIDATED BALANCE SHEETS

($000's)	As at December 31, 2003	As at December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 19,060	1
Accounts receivable	4,129	-
Prepaid expenses	6	-
	23,195	1
Future income tax benefit (note 8)	389	-
Property, plant and equipment (note 4)	35,528	-
	$ 59,112	1
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 8,012	-
Bank loan (note 5)	-	-
Provision for future site restoration	349	-
Shareholders' equity:		
Share capital (note 6)	48,995	1
Retained earnings	1,756	-
	50,751	1
	$ 59,112	1

Approved by the Board

(signed)
W. Peter Comber
Director

(signed)
Jeffrey S. Boyce
Director

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

($000's except for share amounts)	Year Ended December 31, 2003 (Note 1)
Revenue:	
Petroleum and natural gas revenue	$ 27,724
Royalties (net of ARTC)	(8,505)
Interest income	469
	19,688
Expenses:	
Production	2,186
General and administration	786
Depletion and depreciation	11,840
	14,812
Earnings before income taxes	4,876
Income taxes:	
Future	2,948
Current and Capital	172
	3,120
Net earnings	1,756
Retained earnings, beginning of period	-
Retained earnings, end of period	$ 1,756
Net earnings per common share (note 7)	
Basic	$ 0.07
Diluted	$ 0.07

CONSOLIDATED STATEMENT OF CASH FLOWS

($000's, except per share amounts)	Year Ended December 31, 2003 (Note 1)
Cash provided by (used in):	
Operating	
Net earnings	$ 1,756
Items not affecting cash:	
Depletion and depreciation	11,840
Future income taxes	2,948
Cash Flow from operations	16,544
Changes in non-cash working capital	(906)
	15,638
Investing	
Drilling and development of petroleum and natural gas properties	(16,382)
Asset Acquisition (Note 4)	(8,612)
Corporate acquisition (Note 3)	(1,101)
Changes in non-cash working capital	4,717
	(21,378)
Financing	
Issue of common shares for cash, net of share issue costs of $1,399	24,799
	24,799
Net change in cash and cash equivalents	19,059
Cash and cash equivalents, beginning of period	1
Cash and cash equivalents, end of period	$ 19,060
Cash and cash equivalents represented by:	
Cash	1,560
Cash equivalents	17,500
Supplementary Cash Flow information (note 9)	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2003

Unless otherwise stated, amounts presented in these notes are in Canadian dollars and tabular amounts are in thousands of Canadian dollars, except number of shares and per share amounts.

1. Summary of significant accounting policies

BUSINESS AND BASIS OF PRESENTATION

Clear Energy Inc. (the "Company") is a Calgary based oil and natural gas exploration and production company whose key business activities are focused primarily in Alberta. The Company was incorporated on December 9, 2002, and commenced operations on January 22, 2003, when a portion of the assets of Vermilion were transferred into Clear Energy under a Plan of Arrangement dated December 17, 2002. The Plan of Arrangement resulted in the shareholders and optionholders of Vermilion becoming unitholders of Vermilion Energy Trust and shareholders of Clear Energy. Clear Energy is a public company and commenced trading on the Toronto Stock Exchange ("TSX") on January 24, 2003.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results may differ from these estimates and assumptions.

PRINCIPLES OF CONSIDERATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of cash in the bank, less outstanding cheques, and deposits with a maturity of less than three months.

PROPERTY, PLANT AND EQUIPMENT

(i) Petroleum and natural gas properties

The Company follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis.

Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities.

Gains or losses on disposition of properties are recognized only when crediting the proceeds to the recorded costs would result in a change in the depletion and depreciation rate of greater than 20 percent.

Capitalized costs are depleted using the unit-of-production method based on estimated proven reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Included in costs subject to depletion and depreciation are costs to develop proved reserves. Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or impairment occurs. Properties excluded from the depletion calculation are assessed at least on an annual basis if impairment has occurred. Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the basis of 6,000 cubic feet of natural gas to one barrel of crude oil.

The net book value of the Company's petroleum and natural gas properties and equipment is subject to a cost recovery test (the "ceiling test"). The Company estimates the future net revenues, plus the lower of cost and estimated fair value of unproved properties, less future site restoration and abandonment costs, general and administrative expenses, financing costs and income taxes (the "future recoverable amount"). Any excess of the net book value of petroleum and natural gas properties and equipment, net of future income taxes and future site restoration liabilities, over the future recoverable amount is charged to earnings as additional depletion and depreciation. The Company will exclude its unproven properties, net of impairment, from its ceiling test as they are subject to a separate assessment for impairment. The ceiling test is a cost recovery test and is not intended to be an estimate of fair value. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

(ii) Future site restoration and abandonment

Estimated future site restoration and abandonment costs are provided over the life of proved reserves using the unit-of production method. Costs are estimated each year by management based on current regulations, costs, technology and industry standards. The amount is accounted for as an expense and included in depletion and depreciation expense. Actual future site restoration and abandonment costs are recorded in the estimated accumulated future site restoration provision in the period incurred.

(iii) Joint interest operations

Significant portions of the Company's activities are conducted jointly with third parties and, accordingly, these consolidated financial statements only reflect the Company's proportionate interest in these activities.

(iv) Office furniture, equipment and leaseholds

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 20 percent to 50 percent.

Leasehold improvements are depreciated over the remaining lease term.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are measured based upon the temporary differences between the carrying values of assets and liabilities and their related income tax basis. Income tax expense (recovery) is computed based on the change during the year in the future income tax assets and liabilities. Future income tax assets are recognized to the extent it is more likely than not that sufficient future taxable income will be available to allow the future income tax assets to be realized. Effects of changes in tax laws and tax rates are recognized in the period when substantively enacted.

STOCK-BASED COMPENSATION PLAN

The Company has a stock-based compensation plan that is described in note 6. The Company accounts for stock options issued to employees and directors based on intrinsic values. No compensation expense is recognized for this plan when stock options are issued as options are granted at prevailing market prices and any consideration paid on the exercise of stock options is credited to share capital. For stock options granted, the fair values have been determined, and the impact on earnings is disclosed as pro forma information in note 6. No compensation expense has been recorded in the consolidated financial statements, nor disclosed, for performance warrants issued due to the contingent nature of their vesting.

REVENUE RECOGNITION

Revenues from the sale of crude oil, natural gas and natural gas liquids are recorded on a gross basis when title transfers to an external party.

FLOW-THROUGH SHARES

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Share capital is reduced and future income tax is increased by the tax related to the renounced tax deduction.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT ACTIVITIES

The nature of the Company's operations result in exposure to fluctuations in commodity prices, exchange rates and interest rates. The Company monitors and, when appropriate, may use derivative financial instruments to manage its exposure to these risks. The Company does not use derivative financial instruments for trading purposes. The Company is exposed to credit-related losses in the event of non-performance by customers with respect to the collectibility of accounts receivable.

The Company monitors its customer's credit exposure and does not anticipate non-performance by the customers.

FAIR VALUES

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximated their fair values as at December 31, 2003, due to their short-term nature.

PER SHARE INFORMATION

Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if options and warrants to purchase common shares were exercised. Diluted earnings per share is calculated using the treasury stock method to determine the dilutive effect of stock options and warrants. The treasury stock method assumes that proceeds from the exercise of "in-the-money" stock options and warrants are used to re-purchase common shares at the average prevailing market price during the period.

2. Plan of arrangement/related party transaction

Effective January 22, 2003, as a result of a Plan of Arrangement between Vermilion and Clear Energy, certain oil and gas properties were transferred to Clear Energy. In exchange, the former Vermilion shareholders received one common share of Clear Energy for every three common shares of Vermilion they held prior to the arrangement. The number of common shares of Clear Energy which were issued to former Vermilion shareholders as a result of this transaction was 19,160,206. At the time of the transaction, Clear Energy and Vermilion were related companies resulting in the transfer of assets and related liabilities to Clear Energy from Vermilion was recorded at their carrying value. The future tax benefit reflects the excess of tax basis over the related net book value of assets transferred:

	January 22, 2003
Net assets transferred	
Working capital	$ 1
Property, plant and equipment	19,509
Future site restoration and abandonment	(90)
Future income tax benefit	5,461
Consideration – common shares issued at net book value	**$ 24,881**

3. Corporate acquisition

On May 12, 2003, the Company closed a purchase and sale agreement to acquire all of the outstanding common shares of two private Canadian oil and gas companies for a total consideration of $1,785,000, including cash and non-cash consideration. The value of non-cash consideration represents 150,000 common shares of the Company issued at the market price of $2.90 per common share representing the prevailing market price at the time of the closing of the acquisition. Family members of one of Clear Energy's directors indirectly beneficially owned, through a Family Trust, 37.5 percent of the common shares sold to Clear Energy. The Clear Energy director is a Trustee of the Family Trust and was a director and officer of both private companies.

The acquisition was recorded at exchange values. Both of the acquired companies became wholly-owned subsidiaries of Clear Energy. The acquisition was accounted for using the purchase method of accounting as follows:

ALLOCATION OF PURCHASE PRICE

Property, plant and equipment	$ 2,707
Current assets, excluding cash of $249,000	56
Current liabilities	(122)
Future income taxes	(1,003)
Site restoration	(102)
	1,536
Common share consideration (note 6)	(435)
Cash consideration, net of cash acquired	**$ 1,101**

4. Property plant and equipment

	Cost	Accumulated depletion depreciation and amortization	Net book value
Petroleum and natural gas properties	$ 47,068	$ (11,636)	$ 35,432
Furniture, fixtures and leaseholds	143	(47)	96
	$ 47,211	**$ (11,683)**	**$ 35,528**

Costs amounting to $15,960,000 related to unproved oil and gas properties have been excluded from costs subject to depletion and depreciation. The Company has estimated the gross future removal and site restoration liability of $774,000 as at December 31, 2003. During 2003, no actual amounts were expended on removal and site restoration activities.

During the period ended December 31, 2003, the Company capitalized $198,920 of general and administrative expenses related to exploration and development activities.

During 2003, the Company completed two separate property acquisitions including one producing oil and gas property and a second property comprised of a shut-in well and associated undeveloped lands for a combined cash acquisition cost of $8,612,000.

5. Bank loan

On December 31, 2003, the Company had a $5,000,000 revolving demand loan facility. The facility bears interest at the bank's prime rate plus 1/2 percent per annum. The Company has pledged as collateral a $50,000,000 first priority floating charge demand debenture over all the assets of the Company. At December 31, 2003, no amount has been drawn on this facility.

6. Share capital

(I) AUTHORIZED

An unlimited number of common voting shares.

(II) ISSUED AND OUTSTANDING COMMON SHARES

	Number of shares	Amount
Balance, January 22, 2003	1	$ 1
Issued on transfer of assets (note 2)	19,160,206	24,881
Private placement – insiders	1,176,400	2,000
Common shares issued for cash	7,160,000	20,048
Share issue costs, net of future tax benefit of $570,016	–	(829)
Common shares issued on business acquisition (note 3)	150,000	435
Flow through share issue	1,000,000	4,150
Tax effect on flow through shares issued	–	(1,691)
Balance, December 31, 2003	**$28,646,607**	**$48,995**

Effective January 22, 2003, the Company completed a private placement to directors, officers and employees for the issue of 1,176,400 common shares at $1.70 per share for proceeds of $1,999,880 (no share issue costs incurred). The private placement was approved on January 15, 2003, at the special shareholders meeting to approve the Plan of Arrangement involving the transfer of assets to Clear Energy from Vermilion.

On February 27, 2003, the Company closed a private placement equity financing to issue 7,160,000 common shares at $2.80 per share for total proceeds of $20,048,000. On October 9, 2003, the Company closed a flow through share private placement for the issuance of 1,000,000 flow through common shares at a price of $4.15 per share for total proceeds of $4,150,000. The proceeds of the respective equity financings are prior to the deduction of $829,000 of share issue costs (net of related tax benefit of $570,000).

(III) PERFORMANCE INCENTIVE RIGHTS

In conjunction with the private placement (private placement – insiders above) of common shares to employees, officers and directors, three performance incentive rights were issued for each common share purchased. On January 22, 2003, Clear Energy issued 3,529,200 performance incentive rights to directors, officers and employees.

Each performance incentive right will entitle the holder to acquire one Clear Energy share for a price of $1.70 per share (being the Clear Energy share net asset value ("NAV") at the time of the closing of the private placement. The performance incentive rights will have a seven-year term and will be exercisable by a holder only during the period that the holder is a director or employee of Clear Energy. Should a holder cease to be a director of Clear Energy, or should such holder's employment terminate prior to exercise of the performance incentive rights, all of said holder's performance incentive rights will terminate.

Certain provisions exist which will permit acceleration of the vesting of the performance incentive rights upon a change of control of Clear Energy. The performance incentive rights will not vest for a period of one year following the date of grant and thereafter will vest in accordance with the following schedule based on the 20-day weighted average trading price of the Clear Energy shares being a multiple of the Clear Energy share NAV:

Percentage vested	Multiple of Clear Energy share NAV	Vesting price
25%	2x	$ 3.40
25%	3x	$ 5.10
25%	4x	$ 6.80
25%	5x	$ 8.50

The performance incentive rights are intended to align the founding management and directors of Clear Energy with the shareholders of Clear Energy. In accordance with the policies of the TSX, no one holder of a performance right will be permitted to acquire on exercise of a performance incentive right within a one-year period a number of Clear Energy shares exceeding five percent of the then outstanding Clear Energy shares. On February 20, 2004, the first tranche of performance rights vested following completion of the vesting requirements. A total of 882,300 performance rights (25 percent of the 3,529,200 rights) have vested subsequent to December 31, 2003, and are eligible for conversion to one common share at $1.70 per share for each performance right exercised.

(IV) STOCK-BASED COMPENSATION

The Company has a stock-based compensation plan under which options to purchase common shares of the Company have been issued to employees, officers and directors. Under the plan, all options awarded have a maximum term of five years, and vest over three years on the basis of one-third per year. The plan has 2,500,000 common shares reserved for issuance, of which 1,905,000 were issued at an exercise price of $2.80 and were outstanding at December 31, 2003. No options had vested to December 31, 2003. The weighted average remaining life of all the outstanding stock options is four years.

The Company measures compensation cost based on the intrinsic value of stock option awards at their date of grant and that cost is recognized over the vesting period of the option. As the exercise price of options granted approximates the prevailing market price of the Company's shares on the date of the grant no compensation costs has been recorded in the statement of earnings.

Had the fair value method of account for stock-based compensation been used, the net effect on the consolidated financial statements for the period ended December 31, 2003, would have been to increase general and administrative expenses and decrease net earnings by $ 796,064 and decrease earnings and diluted earnings per share by $0.03. The fair value of each option was determined as at each stock option grant date using the Black-Scholes model with the following assumptions: risk free interest rate – 4.5 percent, expected life – four years and volatility – 50 percent). The weighted average grant-date fair value of options granted was $1.19 per share for the period ended December 31, 2003.

7. Per share amounts

The calculation of basic and diluted net earnings per share is based on the weighted average number of common shares outstanding as shown in the table below:

	Year ended December 31, 2003
Net earnings	$ 1,756
Net earnings per share	
Basic	$ 0.07
Diluted	$ 0.07
Weighted average shares outstanding	
Basic	26,747,305
Diluted	26,872,485
Common shares outstanding at December 31	
Basic	28,646,607
Diluted [1]	30,551,607

[1] The diluted shares outstanding exclude 3,529,200 performance rights, which are not exercisable and are treated as contingently issuable shares as all the conditions for issue have not been satisfied as at December 31, 2003.

8. Income taxes

The future income tax benefit is comprised of the following temporary differences as follows:

	December 31, 2003
Future income tax benefit	
Share issue costs	$ 454
Future site restoration	142
Future income tax liabilities	
Property, plant and equipment	(207)
Future income tax benefit	**$ 389**

The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 40.75 percent.

	December 31, 2003
Earnings before income taxes	$ 4,876
Corporate tax rate	40.75%
Expected tax expense	1,987
Increase (decrease) in taxes resulting from	
Non-deductible crown payments	2,905
Resource allowance	(2,170)
Canada statutory tax rate change	117
Current capital taxes	172
Other	109
Provision for income taxes	**$ 3,120**

At December 31, 2003, the Company has approximately $38,288,000 of tax deductions for Canadian income tax purposes.

The Company's tax provision increased by $117,000 due to the statutory rate reduction in the second quarter of 2003. The reduced rates caused an increased tax provision as a result of reduction that occurs to the recorded future income tax benefit. The future tax benefit will reverse at lower rates in the future creating a lower recovery of taxes.

9. Supplemental cash flow information

(i) Changes in non-cash working capital

	Year ended December 31, 2003
Decrease (increase) in non-cash working capital	
Account receivable	$ (4,081)
Prepaid expenses	2
Accounts payable and accrued liabilities	7,890
Change in non-cash working capital – operating	$ 3,811

(ii) Other cash flow information

	Year ended December 31, 2003
Cash taxes paid	$ 81
Cash interest received	$ 469

10. Commitments

The Company has various commitments and guarantees through the ordinary course of business. The impact of these commitments and guarantees are reflected in the consolidated financial statements when the amounts can be reasonably estimated.

The Company is committed to payments under various operating leases for office space and leased field compressors as follows:

YEAR	Amount
2004	$ 464

The above commitments includes an estimate of the Company's share of operating expenses, utilities and taxes for the duration of the office lease.

11. Subsequent events

On June 10, 2004, the Company entered into an acquisition agreement with Ranchgate Energy Inc. ("Ranchgate") pursuant to which Clear Energy will make an offer to purchase all of the issued and outstanding common shares of Ranchgate (the "Offer") on the basis of 0.386 of a common share of Clear Energy for each common share of Ranchgate. The total consideration paid by Clear Energy for Ranchgate will be approximately $80 million, including the assumption of approximately $35.0 million of debt. The offer will be made pursuant to a take-over bid and will be conditional on at least 90% of the common shares of Ranchgate (on a diluted basis) being tendered to the Offer and will be subject to other customary conditions.

On June 11 and June 14, 2004, the Company announced a bought deal private placement equity financing whereby it will issue 5,600,000 common shares at $3.60 per share. The underwriters of the financing exercised an option to increase the issue by an additional 1,400,000 common shares at $3.60 per share to bring the total shares issued under this financing to 7,000,000 common shares for total proceeds of $25,200,000. The proceeds of the financing are prior to the deduction of $860,000 of share issue costs (net of the related tax benefit of $0.5 million).

Audited Statement of Revenues and Operating Expenses for the Clear Energy Assets For Each of the Years in the Three Year Period Ended December 31, 2002

Auditors' Report

To the Directors of
Clear Energy Inc.

We have audited the accompanying Statement of Revenues and Operating Expenses of Clear Energy Assets for each of the years in the three year period ended December 31, 2002. This financial information is the responsibility of the management of Clear Energy Inc. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this Statement of Revenues and Operating Expenses of the Clear Energy Assets presents fairly, in all material respects, the revenues and operating expenses of the assets transferred to Clear Energy pursuant to the Plan of Arranagement described in Note 1 for each the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 24, 2003

(signed) *"Deloitte & Touche LLP"*
Chartered Accountants

CLEAR ENERGY INC.

STATEMENT OF REVENUES AND OPERATING EXPENSES OF THE CLEAR ENERGY ASSETS

For the Years Ended December 31, 2002, 2001 and 2000.
($000's)

	December 31		
	2002	2001	2000
	$	$	$
REVENUE	$16,008	$2,854	—
Natural gas and liquid sales	5,221	831	—
Royalties	10,787	2,023	—
OPERATING EXPENSES	1,513	176	—
EXCESS OF REVENUES OVER EXPENSES	$9,274	$1,847	—

CLEAR ENERGY INC.

NOTES TO THE STATEMENT OF REVENUES AND OPERATING EXPENSES OF THE CLEAR ENERGY ASSETS
For the Years Ended December 31, 2002, 2001 and 2000.

1. BASIS OF PRESENTATION

Pursuant to the Plan of Arrangement effective January 22, 2003 among Vermilion Resources Ltd. ("Vermilion"), Clear Energy Inc. ("Clear Energy"), Vermilion Acquisition Ltd. ("Acquisition Co") and Vermilion Energy Trust, a portion of Vermilion's existing lands and exploration assets ("Clear Energy Assets") were transferred directly to Clear Energy.

This statement has been derived from financial information provided by Vermilion and related only to the working interests in such properties transferred to Clear Energy.

This statement includes only those revenues and operating expenses which are directly related to the properties transferred to Clear Energy, and does not include any expenses related to general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonments.

SIGNIFICANT ACCOUNTING POLICIES

Revenues

Natural gas and liquid sales are recorded when the commodities are sold.

Operating Expenses

Operating expenses include all costs related to the lifting, gathering, transporting and processing of natural gas and related products.

APPENDIX D - FINANCIAL STATEMENTS OF RANCHGATE ENERGY INC.

TABLE OF CONTENTS

Unaudited financial statements of Ranchgate Energy Inc. for the three month period ended March 31, 2004

RANCHGATE ENERGY INC.

Interim Consolidated Balance Sheets

	March 31, 2004 (unaudited)	December 31, 2003 (audited)
Assets		
Current assets:		
Accounts receivable	$ 4,676,485	$ 4,516,350
Prepaid expenses	216,614	374,104
	4,893,099	4,890,454
Capital assets (note 2)	37,595,636	35,754,766
Goodwill	3,777,797	3,777,797
	$ 46,266,532	$ 44,423,017
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 10,405,739	$ 10,527,544
Bank loan (note 4)	6,751,044	4,082,961
Convertible debentures (note 10)	1,085,700	1,066,230
	18,242,483	15,676,735
Asset retirement obligation (note 3)	2,320,509	2,550,808
Future income taxes	3,363,597	3,599,885
Shareholders' equity:		
Share capital (note 5)	22,388,792	22,363,956
Contributed surplus	243,736	163,499
Retained earnings (deficit)	(292,585)	68,134
	22,339,943	22,595,589
Commitments (note 7)		
Subsequent events (note 10)		
	$ 46,266,532	$ 44,423,017

See accompanying notes to the interim consolidated financial statements

Approved by the Board:

(signed)
Kelly J. Ogle
Director

(signed)
Joseph S. Durante
Director

RANCHGATE ENERGY INC

Interim Consolidated Statements of Operations and Deficit
(unaudited)

Three months ended March 31,		2004		2003 (restated Note 1)
Revenue:				
Petroleum and natural gas sales	$	3,790,092	$	4,420,901
Royalties, net of ARTC		(507,627)		(813,370)
Other		62,430		34,174
		3,344,895		3,641,705
Expenses:				
Operating		1,724,381		1,612,642
General and administrative		521,703		684,825
Stock based compensation		80,237		34,722
Interest on debentures		32,705		36,382
Other interest		128,850		99,817
Unrealized foreign exchange (gain) loss		19,470		(65,175)
Depletion, depreciation and accretion		1,417,610		1,038,970
		3,924,956		3,442,183
Earnings (loss) before income taxes		(580,061)		199,522
Income taxes (recovery) (note 6)				
Current		14,515		10,560
Future		(233,857)		86,945
		(219,342)		97,505
Net earnings (loss)		(360,719)		102,017
Retained earnings (deficit), beginning of period		68,134		(387,737)
Deficit, end of period	$	(292,585)	$	(285,720)
Earnings (loss) per share– basic and diluted	$	(0.01)	$	0.01
Weighted average number of shares outstanding - basic		30,157,436		21,072,154
Weighted average number of shares outstanding - diluted		31,631,475		22,619,093

See accompanying notes to the interim consolidated financial statements

RANCHGATE ENERGY INC.

Interim Consolidated Statements of Cash Flows

Three months ended March 31,	2004	2003 (restated Note 1)
Cash provided by (used in):		
Operating:		
Net earnings (loss)	$ (360,719)	$ 102,017
Items not involving cash:		
Depletion, depreciation and accretion	1,417,610	1,038,970
Future income tax expense (recovery)	(233,857)	86,945
Unrealized foreign exchange (gain) loss	19,470	(65,175)
Amortization of deferred credit	--	(154,441)
Stock based compensation	80,237	34,722
	922,741	1,043,038
Change in non-cash operating working capital	969,957	(946,023)
	1,892,698	97,015
Investing:		
Exploration and development	(5,477,486)	(2,230,065)
Acquisitions	--	(3,586,735)
Dispositions	1,988,707	812,362
Change in non-cash investing working capital	(1,094,407)	(904,001)
	(4,583,186)	(5,908,439)
Financing:		
Issuance of common shares	28,800	86,132
Share issue costs	(6,395)	-
Bank loan	2,668,083	5,725,292
	2,690,488	5,811,424
Change in cash	--	--
Cash, beginning of period	--	--
Cash, end of period	$ --	$ --
Cash interest paid	157,689	130,324

See accompanying notes to the interim consolidated financial statements

1. **Basis of presentation:**

The accompanying unaudited interim consolidated financial statements of Ranchgate Energy Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada and have been prepared following the same accounting policies and methods of computation as the consolidated financials statements for the year ended December 31, 2003. The disclosure which follows is incremental to the disclosure included with the annual consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company's annual report for the year ended December 31, 2003.

Certain 2003 comparative figures have been restated for changes in accounting policies relating to Stock Based Compensation and Asset Retirement Obligation described in Note 3 of the December 31, 2003 audited consolidated financial statements. As a result of these changes in accounting policies, net earnings for the three months ended March 31, 2003 decreased by $15,946 ($NIL per share).

2. **Capital Assets:**

		March 31, 2004		December 31, 2003
Petroleum and natural gas properties	$	43,113,119	$	39,629,001
Asset retirement cost		1,631,754		1,924,622
Other		166,745		162,084
		44,911,618		41,715,707
Accumulated depletion and depreciation		(7,315,982)		(5,960,941)
	$	37,595,636	$	35,754,766

During the three months ended March 31, 2004, $207,983 (March 31, 2003 - $84,153) of general and administrative costs related to exploration and development activity were capitalized.

At March 31, 2004, the depletion calculation excluded unproven properties of $5,340,278 (December 31, 2003 - $5,171,671). Future development costs of proved undeveloped reserves of $5,900,000 (December 31, 2003 - $6,716,000) were included in the depletion and depreciation calculations.

3. **Asset Retirement Obligation:**

Total future asset retirement obligations were estimated by management based on the Company's working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be $2,320,509 at March 31, 2004 (December 31, 2003 - $2,550,808), based on a total future liability of $4.8 million (December 31, 2003 - $5.3 million). These costs are expected to be incurred over twelve years. Ranchgate's credit adjusted risk-free rate of 10 percent and an inflation rate of 1.5 percent were used to calculate the net present value of asset retirement obligations.The following table reconciles Ranchgate's asset retirement obligations:

ARO, December 31, 2003	$2,550,808
Additions	172,278
Dispositions	(465,146)
Accretion expense	62,569
ARO, March 31, 2004	$2,320,509

4. **Bank Loan:**

At March 31, 2004 the Company had available a $13.0 million revolving, operating demand loan with a Canadian chartered bank, against which $6.75 million was drawn. The loan bears interest at the bank's prime rate plus 0.5 percent. The Company also has available a $5.0 million non-revolving acquisition and development demand loan at the same bank with interest payable at the bank's prime rate plus 1.0 percent, against which no amounts were drawn at March 31, 2004 and December 31, 2003.These facilities are secured by a floating charge debenture over all of the assets of the Company and a general assignment of book debts.

5. **Share Capital:**

a) Common shares issued:

	Number of Shares	Amount $
Balance, December 31, 2003	30,132,455	$22,363,956
Issued for cash upon exercise of options	36,666	28,800
Share issue costs, net of tax of $2,431	-	(3,964)
Balance, March 31, 2004	30,169,121	$22,388,792

b) Stock options and warrants:

The Company has a stock option program whereby directors, officers, employees and consultants are eligible to receive options. The outstanding options have exercise prices ranging from $0.48 to $1.14 per share and expire at various dates to March 2009. Options granted since January 1, 2003 vest as to one third after one year after the time of the grant, one third on the second anniversary and the remaining on the third anniversary.

	Number of options	Weighted average exercise price
Outstanding, December 31, 2003	2,580,557	$0.90
Granted	35,000	$1.10
Exercised	(36,666)	$0.79
Outstanding, March 31, 2004	2,578,891	$0.90
Exercisable at March 31, 2004	747,225	$0.84

At March 31, 2004, 150,000 warrants granted to employees in 2003 are outstanding and exercisable. The warrants expire in May and June of 2005 and entitle the holder to subscribe for, and purchase, one common share of the Company for $0.95 per common share.

The weighted average fair value of options granted during the first quarter of 2004 was $0.23 per option using the Black - Scholes option pricing model. The following weighted average assumptions were used: risk-free interest rate of five percent, expected volatility of 20 percent and expected option life of three years.

6. **Income Taxes:**

Included in the future income tax recovery is $97,000 related to a substantively enacted 1% reduction in the provincial income tax rate.

7. Commitments:

The Company is committed to spend $5.1 million before December 31, 2004 on expenditures qualifying as Canadian exploration expenses. At March 31, 2004, approximately $3.5 million remains to be incurred.

8. Risk management:

The Company may use various types of financial and physical sales contracts to manage risk related to fluctuating commodity prices. The Company has the following fixed price physical contracts and costless collar arrangements in place at March 31, 2004.

	Volume	Price ($CDN)
Crude Oil:		
Jan 1, 2004 to June 30, 2004	250 bbl/d	$26.00 / bbl
Apr 1, 2004 to June 30, 2004	100 bbl/d	$25.50 / bbl
July 1, 2004 to Sept 30, 2004	200 bbl/d	$29.40 / bbl
Jan 1, 2004 to Dec 31, 2004	100 bbl/d	$26.29 / bbl
Natural Gas:		
Apr 1, 2004 to Oct 31, 2004 (floor/cap)	1,000 GJ/day	$5.50 - $6.13/GJ
Apr 1, 2004 to Oct 31, 2004	1,000 GJ/day	$5.77/GJ

9. Subsequent Event:

On April 7, 2004, the Company announced that it had signed a binding letter of intent to acquire natural gas assets in north Central Alberta for $22.0 million. On April 29, the Company paid a $2.2 million deposit and the anticipated closing date is June 1. The Company plans to initially finance this acquisition through existing credit facilities and through a bridge loan.

The US$825,000 convertible debentures matured and were fully paid out by May 2, 2004.

Audited Financial Statements of Ranchgate Energy Inc. for the Two Years Ended December 31, 2003 and 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Ranchgate Energy Inc. as at December 31, 2003 and 2002, and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP

Chartered Accountants
Calgary, Canada

March 31, 2004 except for Note 15 which is at April 19, 2004.

RANCHGATE ENERGY INC.

Consolidated Balance Sheets

As at December 31,		2003		2002 (restated Note 3)
Assets				
Current assets:				
Accounts receivable	$	4,516,350	$	2,715,585
Prepaid expenses		374,104		219,264
		4,890,454		2,934,849
Capital assets (note 4)		35,754,766		24,535,953
Goodwill (note 1)		3,777,797		3,777,797
	$	44,423,017	$	31,248,599
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	10,527,544	$	6,525,902
Bank loan (note 6)		4,082,961		4,595,216
Deferred credit (note 7)		-		514,802
Convertible debentures (note 8)		1,066,230		-
		15,676,735		11,635,920
Convertible debentures (note 8)		-		1,294,013
Asset retirement obligation (note 5)		2,550,808		1,815,866
Future income taxes (note 10)		3,599,885		1,943,869
Shareholders' equity:				
Share capital (note 9)		22,363,956		14,946,668
Contributed surplus (note 3)		163,499		-
Retained earnings (deficit)		68,134		(387,737)
		22,595,589		14,558,931
Commitments (note 11)				
Subsequent event (note 15)				
	$	44,423,017	$	31,248,599

See accompanying notes to the consolidated financial statements

Approved by the Board:

(signed)
Kelly J. Ogle
Director

(signed)
Joseph S. Durante
Director

RANCHGATE ENERGY INC

Consolidated Statements of Operations and Retained Earnings (Deficit)

Year ended December 31,	2003	2002 (restated Note 3)
Revenue:		
Petroleum and natural gas sales	$ 16,926,960	$ 5,052,521
Royalties, net of ARTC	(2,686,560)	(793,761)
Other	141,618	30,138
	14,382,018	4,288,898
Expenses:		
Operating	6,412,076	2,493,628
General and administrative	2,269,637	710,595
Stock based compensation	163,499	-
Interest on debentures	139,358	-
Other interest	405,494	98,142
Unrealized foreign exchange gain	(227,783)	-
Depletion, depreciation and accretion	4,979,127	1,241,666
	14,141,408	4,544,031
Earnings (loss) before income taxes	240,610	(255,133)
Income taxes (recovery) (note 10)		
Current	24,739	29,072
Future	(240,000)	-
	(215,261)	29,072
Net earnings (loss)	455,871	(284,205)
Deficit beginning of year	(559,646)	(113,764)
Retroactive application of change in Accounting policy	171,909	10,232
Retained earnings (deficit) end of year	$ 68,134	$ (387,737)
Earnings (loss) per share– basic and diluted	$ 0.02	$ (0.04)
Weighted average number of shares outstanding - basic	23,824,029	7,633,249
Weighted average number of shares outstanding - diluted	25,127,353	8,042,565

See accompanying notes to the consolidated financial statements

RANCHGATE ENERGY INC.

Consolidated Statements of Cash Flows

Year ended December 31,		2003		2002 (restated Note 3)
Cash provided by (used in):				
Operating:				
Net earnings (loss)	$	455,871	$	(284,205)
Items not involving cash:				
Depletion, depreciation and accretion		4,979,127		1,241,666
Future income tax recovery		(240,000)		-
Unrealized foreign exchange gain		(227,783)		-
Amortization of deferred credit		(514,802)		-
Stock based compensation		163,499		-
		4,615,912		957,461
Change in non-cash operating working capital (note 13)		(1,340,023)		203,700
		3,275,889		1,161,161
Investing:				
Exploration and development		(12,321,022)		(3,195,786)
Acquisitions		(4,969,081)		(6,263,522)
Dispositions		1,827,105		-
Change in non-cash investing working capital (note 13)		3,386,060		1,330,211
		(12,076,938)		(8,129,097)
Financing:				
Issuance of common shares		10,148,946		7,069,558
Share issue costs		(835,642)		(342,462)
Bank loan		(512,255)		(145,196)
		8,801,049		6,581,900
Decrease in cash		-		(386,036)
Cash, beginning of year		-		386,036
Cash, end of year	$	-	$	-

See accompanying notes to the consolidated financial statements

1. Formation of Ranchgate Energy Inc.:

Ranchgate Energy Inc. (the "Company") was formed on December 31, 2002 as a result of the merger of Geodyne Energy Inc. ("Geodyne") and Ranchgate Oil and Gas Limited ("ROGL"). Subsequent to the merger, Geodyne changed its name to Ranchgate Energy Inc. Both companies are engaged in the exploration for, and development of, oil and natural gas principally in the provinces of Alberta and Saskatchewan.

Pursuant to the amalgamation agreement, Geodyne, a public company listed on the TSX Venture Exchange, acquired all the issued and outstanding shares of ROGL, a private company incorporated in Alberta on August 22, 2001, in exchange for three common shares of Geodyne for each common share of ROGL. Upon amalgamation, the shares of the Company were consolidated on a 3 for 1 basis.

The merger was accounted for as a reverse takeover as the former shareholders of ROGL held approximately 65 percent of the outstanding shares after the merger. As a result, ROGL is deemed to have acquired Geodyne. The consolidated financial statements of the Company for the year ended December 31, 2002 include the operating results of ROGL prior to the merger and the results of the merged company thereafter. All comparative figures are those of ROGL. Any disclosure of share, option or per share data in the financial statements reflects the post merger share structure.

ROGL is deemed to have acquired all of the outstanding shares of Geodyne on December 31, 2002. The 22,020,870 shares of Geodyne, which were outstanding prior to the merger and share consolidation, were recorded at approximately $7.0 million, representing a transaction exchange value of $0.32 per share ($0.95 per share post 3 for 1 share consolidation). In addition, costs of approximately $1.0 million related to the acquisition were recorded.

The net assets acquired and liabilities assumed were as follows:

Net assets acquired:	
Working capital deficiency	$(2,686,036)
Capital assets	13,076,673
Goodwill	3,777,797
Bank loan	(3,975,412)
Convertible debentures	(1,294,013)
Asset retirement obligation	(342,344)
Future income taxes	(563,214)
	$ 7,993,451
Transaction exchange value, including acquisition costs of $1,020,175	$ 7,993,451

2. Significant Accounting Policies:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

(b) Capital assets:

The Company follows the full cost method of accounting for its petroleum and natural gas operations, whereby all costs relating to the acquisition, exploration and development of petroleum and natural gas reserves, including asset retirement costs, are capitalized into cost centres. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of drilling both productive and non-productive wells, related plant and production equipment costs and overhead costs that relate to acquisition, exploration and development activities. Proceeds on the disposition of petroleum and natural gas properties are applied against capitalized costs, with gains or losses not ordinarily recognized, unless such a sale would result in a greater than 20 percent change in the depletion and depreciation rate.

Capitalized costs, excluding costs relating to unproven properties, are depleted and depreciated using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent petroleum engineers. For purposes of the depletion calculation, proved reserves and production are converted into equivalent units based on estimated relative energy content.

Costs of acquiring unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Oil and gas assets are evaluated in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. Costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. Cash flows are estimated using future product prices and costs and are discounted using the risk-free rate.

Other capital assets are recorded at cost. Depreciation is provided using the declining balance method at a rate of 20 percent.

(c) Interest in joint ventures:

Substantially all petroleum and natural gas exploration, development and production activities are conducted jointly with others. Accordingly, the consolidated financial statements reflect the Company's proportionate interest in these activities.

(d) Asset retirement obligations:

Ranchgate recognizes the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

(e) Flow-through shares:

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liabilities are increased and capital stock is reduced by the estimated tax cost of the expenditures to be renounced when the shares are issued.

(f) Measurement uncertainty:

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

The amounts recorded for depletion and depreciation and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

(g) Revenue recognition:

Revenues associated with the sales of natural gas, natural gas liquids and crude oil are recognized when title passes to customers.

(h) Financial instruments:

The Company uses derivative financial instruments from time to time to hedge its exposure to commodity price and foreign exchange fluctuations. The Company does not use derivative financial instruments for trading purposes.

The Company formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Ranchgate also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedge transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Gains and losses on financial instruments designated as hedges are deferred and are recognized in the period and in the same financial category in which the revenues or expenses associated with the hedged transactions are recognized.

(i) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, the Company records future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability. Future income tax assets or liabilities are adjusted to reflect substantively enacted income tax rates and laws that will be in effect when the differences are expected to reverse.

(j) Per share amounts:

The earnings (loss) per share is computed based on the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated giving effect to the potential dilution that would occur if options to purchase common shares were exercised and other convertible instruments were converted. The Company uses the treasury stock method to determine the dilutive effect of stock options and convertible debentures.

(k) Stock based compensation:

Compensation cost associated with options granted under the stock option program is recognized in earnings over the vesting period of the stock options with a corresponding increase in contributed surplus. Compensation cost is based on the fair value of the stock options at the date of grant using a Black – Scholes option pricing model.

Consideration received upon the exercise of stock options together with the amount of non-cash compensation cost recognized in contributed surplus is recorded as an increase in share capital.

(l) Foreign currency translation:

Monetary items are translated at the year end exchange rate and non-monetary items are translated at historical rates. Revenues and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains or losses are included in income.

(m) Goodwill:

Goodwill is recognized on acquisitions when there is an excess of the purchase price over the fair values of the assets acquired and liabilities assumed. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

3. Changes in Accounting Policies

(a) Stock based Compensation

During the fourth quarter of 2003, the Company adopted a new accounting policy for stock-based compensation. The Company records stock-based compensation costs in the statement of operations for all options granted after January 1, 2003. Compensation costs associated with options granted in 2002 are not recorded in the statement of operations but disclosed on a *pro forma* basis.

For the year ended December 31, 2003 the effect of this change was a decrease in net earnings of $163,499 ($0.01 per share) and a corresponding increase in contributed surplus.

(b) Asset Retirement Obligation

Effective January 1, 2002, the Company retroactively adopted the new accounting standard of the Canadian Institute of Chartered Accountants with respect to asset retirement obligations. Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit-of-production basis.

As required by the standard, all prior periods have been restated for the change in accounting policy. The effect of this change on the 2003 consolidated balance sheet is an increase in capital assets of $1,588,358 (2002 - $1,315,706), recognition of an additional asset retirement obligation of $1,294,092 (2002 - $1,143,797), an increase in retained earnings of $247,012 (2002 - $171,909) and an increase in the future income tax liability of $47,254 (2002 – nil). The change results in an increase in net earnings of $75,103 for the year ended December 31, 2003 (2002 - $161,677 or $0.02 per share).

(c) Capital Assets

For the year ended December 31, 2003, the Company has adopted the recommendations of the Canadian Institute of Chartered Accountants revised guideline for full cost oil and gas accounting which changed the ceiling test calculation.

Prior to January 1, 2003, the ceiling test used an undiscounted estimate of future net revenues from the production of proved reserves, using period-end prices and costs, plus the lower of cost and market of undeveloped lands, less estimated future costs for administration, financing, site restoration and taxes.

There was no effect on the financial statements as a result of adopting this new standard.

4. Capital Assets:

	December 31, 2003	December 31, 2002
Petroleum and natural gas properties	$ 39,629,001	$ 24,230,750
Asset retirement cost	1,924,622	1,395,917
Other	162,084	97,336
	41,715,707	25,724,003
Accumulated depletion and depreciation	(5,960,941)	(1,188,050)
	$ 35,754,766	$ 24,535,953

During the year ended December 31, 2003, $362,790 (2002 - $249,000) of general and administrative costs related to exploration and development activity were capitalized.

At December 31, 2003, the depletion calculation excluded unproven properties of $5,171,671 (2002 - $1,323,000). Future development costs of proved undeveloped reserves of $6,716,000 - (2002 - $3,588,000) were included in the depletion and depreciation calculations.

Ranchgate performed a ceiling test calculation at December 31, 2003 to assess the recoverable value of capital assets. The oil and gas future prices are based on the commodity price forecast of our independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to Ranchgate. The following table summarizes the benchmark prices used in the ceiling test calculation.

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate	Hardisty Heavy Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/mmbtu)
2004	34.25	0.75	29.00	6.65
2005	29.00	0.75	25.00	5.55
2006	27.00	0.75	23.75	5.20
2007	25.00	0.75	21.00	5.00
2008	25.00	0.75	21.00	5.00
2009 - 2014	26.00	0.75	22.25	5.25
Escalate thereafter 1.5% per year				

The undiscounted value of future net revenues from Ranchgate's proved reserves exceeded the carrying value of capital assets at December 31, 2003.

5. Asset Retirement Obligation:

Total future asset retirement obligations were estimated by management based on the Company's working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be $2,550,808 at December 31, 2003, based on a total future liability of $5.3 million. These costs are expected to be incurred over twelve years. Ranchgate's credit adjusted risk-free rate of 10 percent and an inflation rate of 1.5 percent were used to calculate the net present value of asset retirement obligations.

The following reconciles Ranchgate's asset retirement obligations:

	2003	2002
ARO, beginning of year	$1,815,866	$388,694
Net change in liabilities during the year	528,705	1,349,567
Accretion expense	206,237	77,605
ARO, end of year	$2,550,808	$1,815,866

6. Bank Loan:

At December 31, 2003 the Company had available a $13.0 million revolving, operating demand loan with a Canadian chartered bank, against which $4.1 million was drawn. The loan bears interest at the bank's prime rate plus 0.5 percent. The Company also has available a $5.0 million non-revolving acquisition and development demand loan at the same bank with interest payable at the bank's prime rate plus 1.0 percent, against which no amounts were drawn at December 31, 2003 and 2002. These facilities are secured by a floating charge debenture over all of the assets of the Company and a general assignment of book debts.

7. Deferred Credit:

The deferred credit was a provision for the loss associated with the mark-to-market valuation of Geodyne's natural gas price contract that was out of the money at the date of the acquisition. This provision was fully amortized to earnings over the term of the contract which ended October 2003.

8. Convertible Debentures:

The Company has US$825,000 of secured, subordinated, convertible, redeemable debentures outstanding at December 31, 2003. The debentures mature in April and May 2004 and bear interest at 12 percent per annum payable monthly in US dollars. The debentures are convertible at any time, at the option of the holder, into common shares at a price CDN$1.08 per share. The Company may force conversion of the debentures into common shares if the trading price of the common shares is CDN$1.26 or greater for 20 out of 30 consecutive trading days. The debentures are redeemable at the option of the Company after April 2003. The debentures are subordinate to the bank loan.

9. Share Capital:

(a) Authorized:

Unlimited number of special shares, without par value, issuable in series.

Unlimited number of common shares without par value.

(b) Common shares issued:

	2003		2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance beginning of year	21,014,082	$14,946,668	3,161,772	$1,423,468
Issued for cash	4,011,933	4,091,541	5,816,076	4,225,559
Issued for cash on a flow-through basis	4,916,811	5,935,333	2,363,636	2,599,999
Issued for acquisitions	-	-	1,200,000	780,000
Issued upon purchase of assets	-	-	692,308	450,000
Issued for cash upon exercise of options	189,629	122,072	440,000	44,000
Future tax effect of flow-through shares	-	(2,212,692)	-	(1,351,006)
Share issue costs, net of tax of $316,676 (2002 - $143,834)	-	(518,966)	-	(198,628)
	30,132,455	22,363,956	13,673,792	7,973,392
Shares issued to ROGL shareholders on a three for one basis			41,021,376	-
Shares held by Geodyne shareholders			22,020,870	6,973,276
			63,042,246	14,946,668
Post amalgamation share consolidation on a three for one basis			(42,028,164)	-
Balance end of year	30,132,455	$22,363,956	21,014,082	$14,946,668

During 2003, directors, officers and employees of the Company purchased 186,266 common shares and 36,266 flow-through common shares.

c) Stock options and warrants:

The Company has a stock option program whereby directors, officers, employees and consultants are eligible to receive options. The outstanding options have exercise prices ranging from $0.48 to $1.14 per share and expire at various dates to December 2008. For future option grants, one third of the options vest one year after the time of the grant, one third on the second anniversary and the remaining on the third anniversary.

	2003		2002	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	1,476,299	$0.76	440,000	$0.10
Granted	1,615,000	$1.00	955,000	$0.77
Exercised	(189,629)	$0.64	(440,000)	$0.10
Cancelled or expired	(321,113)	$0.89	(40,000)	$0.65
Geodyne options exchanged (i)	-	-	561,299	$0.72
Options outstanding, end of year	2,580,557	$0.90	1,476,299	$0.76
Exercisable at year end	649,446	$0.79	582,965	$0.75
Weighted average remaining contractual life	4.1 years		3.7 years	

(i)As a result of the merger, every three outstanding Geodyne options were exchanged for one option of the Company.

In 2003 150,000 warrants were issued to employees. The warrants expire in May and June of 2005 and entitle the holder to subscribe for, and purchase, one common share of the Company for $0.95 per common share.

The weighted average fair value of options and warrants granted in 2003 was $0.43 (2002 - $0.11) per option and $0.33 per warrant using the Black - Scholes option pricing model. The following weighted average assumptions were used: risk-free interest rate of five percent, expected volatility of 57 percent (volatility rate of 0 percent in 2002 as the Company was privately owned) and expected option life of three years and warrant life of two years.

For options granted in 2002, the Company has elected to disclose *pro forma* results as if the new accounting standard on stock based compensation had been applied retroactively. Had compensation cost for options granted to employees, officers and directors in 2002 been determined based on the fair value method, net earnings (loss) and net earnings (loss) per share would be as follows:

	Year ended Dec 31	
	2003	2002
Net earnings (loss) – as reported	$ 455,871	$ (284,205)
Per share – basic and diluted	$ 0.02	$ (0.04)
Net earnings (loss) - proforma	$ 412,253	$ (304,171)
Per share – basic and diluted	$ 0.02	$ (0.04)

10. Income Taxes:

The provision for income taxes in the consolidated financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate of 40.62 percent (2002 – 42.1 percent) to the Company's earnings (loss) before income taxes. The difference results from the following items:

Year ended December 31,	2003	2002
Expected tax recovery on earnings (loss) before income taxes	$ 97,736	$ (107,411)
Crown payments not deductible for tax purposes	860,800	259,533
Resource allowance	(572,600)	(11,760)
Alberta Royalty Tax Credit	(84,900)	(10,905)
Attributed crown royalty income	(30,000)	(66,057)
Reduction in enacted rates	(172,100)	-
Other non taxable items	(189,000)	-
Benefits not previously recognized	(149,936)	(63,400)
Capital tax	24,739	29,072
	$ (215,261)	$ 29,072

The components of the net future income tax liability are as follows:

	December 31,	
	2003	2002
Future income tax assets:		
Share issue costs	$ 466,495	$ 317,381
Attributed crown royalty income	178,931	154,905
Future site restoration costs	883,090	104,160
Loss carry forward	-	664,921
	1,528,516	1,241,367
Future income tax liabilities:		
Carrying value of capital assets in excess of tax basis	5,128,401	3,185,236
Net future income tax liability	$ 3,599,885	$ 1,943,869

11. Commitments:

a) Flow-through shares:

The Company is committed to spend $5.1 million before December 31, 2004 on expenditures qualifying as Canadian exploration expenses.

b) Minimum lease payments:

At December 31, 2003, the Company has committed to future minimum payments under operating leases that cover office and other facilities for each of the next four years of approximately: 2004 – $104,433; 2005 – $112,554; 2006 – $113,292 and 2007 – $9,441.

12. Financial Instruments:

a) Fair value of financial assets and liabilities:

The carrying value of accounts receivable, accounts payable and accrued liabilities and convertible debentures approximate their fair value due to their relatively short periods to maturity. The bank loan approximates its fair value as it bears interest at a floating rate.

b) Credit risk:

Substantially all of the accounts receivables are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

c) Interest rate risk:

The Company is exposed to fluctuations in interest rates. At December 31, 2003, the Company has approximately $4.0 million of debt with a variable rate of interest.

d) Foreign exchange risk:

The Company is exposed to foreign currency fluctuations as the convertible debentures are denominated in U.S. dollars and monthly interest payments are made in U.S. dollars. The Company is also exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

e) Risk management:

The Company may use various types of financial and physical sales contracts to manage risk related to fluctuating commodity prices. The Company has the following fixed price physical contracts and costless collar arrangements:

	Volume	Price ($CDN)
Crude Oil:		
Jan 1, 2004 to Mar 31, 2004	100 bbl/d	$25.77 / bbl
Jan 1, 2004 to June 30, 2004	250 bbl/d	$26.00 / bbl
Apr 1, 2004 to June 30, 2004	100 bbl/d	$25.50 / bbl
July 1, 2004 to Sept 30, 2004	200 bbl/d	$29.40 / bbl
Jan 1, 2004 to Dec 31, 2004	100 bbl/d	$26.29 / bbl
Natural Gas:		
Jan 1, 2004 to Mar 31, 2004 (floor/cap)	2,000 GJ/day	$5.88 - $8.48/GJ
Apr 1, 2004 to Oct 31, 2004 (floor/cap)	1,000 GJ/day	$5.50 - $6.13/GJ
Apr 1, 2004 to Oct 31, 2004	1,000 GJ/day	$5.77/GJ

13. Supplemental Cash Flow Disclosure:

		2003		2002
Accounts receivable	$	(1,800,765)	$	(2,512,636)
Prepaid expenses		(154,840)		(140,995)
Accounts payable and accrued liabilities		4,001,642		6,358,776
Deferred credit		-		514,802
	$	2,046,037	$	4,219,947
Operating	$	(1,340,023)	$	203,700
Investing		3,386,060		1,330,211
Acquired in exchange for shares		-		2,686,036

		2003		2002
Cash interest paid	$	543,852	$	77,159
Cash taxes paid	$	-	$	-

14. Related Party Transaction:

During the year in the normal course of business, legal services of approximately $200,000 were provided by a law firm in which one of the directors of the Company is a partner. The transactions have been recorded at the exchange amount. At December 31, 2003, the amount payable to the law firm was $61,000.

15. Subsequent Event:

On February 24, 2004 the Company sold certain non-core assets for $2.7 million.

On April 7, 2004, the Company announced that it had signed a binding letter of intent to acquire natural gas assets in north central Alberta for $22.0 million. The anticipated closing date is May 15th. The Company plans to initially finance this acquisition through debt.

On April 19, 2004, US$795,000 of the convertible debentures matured and were paid out.

Audited financial statements of Ranchgate Energy Inc. for the two years ended December 31, 2002 and 2001

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Ranchgate Energy Inc. as at December 31, 2002 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2001 and for the initial fiscal period then ended were audited by other auditors. Those auditors expressed an opinion without reservation on those financial statements in their report dated October 30, 2002.

(signed) KPMG LLP

Chartered Accountants
Calgary, Canada

April 1, 2003

RANCHGATE ENERGY INC.
Consolidated Balance Sheets

As at December 31,		2002		2001
Assets				
Current assets:				
Cash	$	-	$	386,036
Accounts receivable		2,715,585		202,949
Prepaid expenses		219,264		78,269
		2,934,849		667,254
Capital assets (note 3)		23,220,247		1,763,197
Goodwill (note 1)		3,777,797		-
	$	29,932,893	$	2,430,451
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	6,525,902	$	167,126
Bank loan (note 5)		4,595,216		765,000
Deferred credit (note 6)		514,802		-
		11,635,920		932,126
Convertible debentures (note 7)		1,294,013		-
Provision for future site restoration (note 3)		672,069		15,139
Future income taxes (note 9)		1,943,869		173,482
Shareholders' equity:				
Share capital (note 8)		14,946,668		1,423,468
Deficit		(559,646)		(113,764)
		14,387,022		1,309,704
Commitments (note 10)				
Subsequent event (note 13)				
	$	29,932,893	$	2,430,451

See accompanying notes to the consolidated financial statements

Approved by the Board:

(signed)
Kelly J. Ogle
Director

(signed)
Joseph S. Durante
Director

RANCHGATE ENERGY INC

Consolidated Statements of Operations and Deficit

		Year ended December 31 2002		Initial fiscal period ended December 31 2001
Revenue:				
Petroleum and natural gas sales	$	5,052,521	$	127,116
Royalties, net of ARTC		(793,761)		(4,323)
Other		40,698		-
		4,299,458		122,793
Expenses:				
Operating		2,504,188		109,277
General and administrative		710,595		111,176
Interest		98,142		4,933
Depletion and depreciation		1,403,343		34,221
		4,716,268		259,607
Loss before income taxes		(416,810)		(136,814)
Income taxes (recovery) (note 9)				
Current		29,072		-
Future		-		(23,050)
Net loss		(445,882)		(113,764)
Deficit beginning of period		(113,764)		-
Deficit end of period	$	(559,646)	$	(113,764)
Loss per share (note 8) – basic and diluted	$	(0.06)	$	(0.25)

See accompanying notes to the consolidated financial statements

RANCHGATE ENERGY INC.

Consolidated Statements of Cash Flows

	Year ended December 31 2002	Initial fiscal period ended December 31 2001
Cash provided by (used in):		
Operating:		
Net loss	$ (445,882)	$ (113,764)
Items not involving cash:		
Depletion and depreciation	1,403,343	34,221
Future income tax recovery	-	(23,050)
Cash flow from operations	957,461	(102,593)
Change in non-cash operating working capital (note 12)	203,700	(73,060)
	1,161,161	(175,653)
Investing:		
Capital asset additions	(3,195,786)	(15,818)
Acquisitions	(6,263,522)	(1,766,461)
Change in non-cash investing working capital (note 12)	1,330,211	(41,032)
	(8,129,097)	(1,823,311)
Financing:		
Issuance of common shares for cash, net of costs of $342,462 (2001 – nil)	6,727,096	1,620,000
Bank loan	(145,196)	765,000
	6,581,900	2,385,000
Increase (decrease) in cash	(386,036)	386,036
Cash, beginning of period	386,036	-
Cash, end of period	$ -	$ 386,036

See accompanying notes to the consolidated financial statements

1. Acquisition of Ranchgate Energy Inc.:

Ranchgate Energy Inc. (the "Company") was formed on December 31, 2002 as a result of the merger of Geodyne Energy Inc. ("Geodyne") and Ranchgate Oil and Gas Limited ("ROGL"). Subsequent to the merger, Geodyne changed its name to Ranchgate Energy Inc. Both companies are engaged in the exploration for, and development of, oil and natural gas principally in the provinces of Alberta and Saskatchewan.

Pursuant to the amalgamation agreement, Geodyne, a TSX Venture Exchange listed public company, acquired all the issued and outstanding shares of ROGL, a private company incorporated in Alberta on August 22, 2001, in exchange for three common shares of Geodyne for each common share of ROGL. Upon amalgamation, the shares of the Company were consolidated on a 3 for 1 basis.

The merger was accounted for as a reverse takeover as the former shareholders of ROGL hold approximately 65 percent of the outstanding shares after the merger. As a result, ROGL is deemed to have acquired Geodyne. The consolidated financial statements of the Company for the year ended December 31, 2002 include the operating results of ROGL prior to the merger and the results of the merged company thereafter. All comparative figures are those of ROGL. Any disclosure of share, option or per share data in the financial statements reflects the post merger share structure.

ROGL is deemed to have acquired all of the outstanding shares of Geodyne on December 31, 2002. The 22,020,870 shares of Geodyne, which were outstanding prior to the merger and share consolidation, were recorded at approximately $7.0 million, representing a transaction exchange value of $0.32 per share ($0.95 per share post 3 for 1 share consolidation). In addition, costs of approximately $1.0 million related to the acquisition were recorded.

The net assets acquired and liabilities assumed are as follows:

Net assets acquired:	
Working capital deficiency	$(2,686,036)
Capital assets	13,076,673
Goodwill	3,777,797
Bank loan	(3,975,412)
Convertible debentures	(1,294,013)
Provision for future site restoration	(342,344)
Future income taxes	(563,214)
	$ 7,993,451
Transaction exchange value, including acquisition costs of $1,020,175	$ 7,993,451

2. Significant accounting policies:

(a)Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

(b)Capital assets:

The Company follows the full cost method of accounting for its petroleum and natural gas operations, whereby all costs relating to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized into cost centres. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of drilling both productive and non-productive wells, related plant and production equipment costs and overhead costs that relate to acquisition, exploration and development activities. Proceeds on the disposition of petroleum and natural gas properties are applied against capitalized costs, with gains or losses not ordinarily recognized, unless such a sale would result in a greater than 20 percent change in the depletion and depreciation rate.

Capitalized costs, excluding costs relating to unproven properties, are depleted and depreciated using the unit-of-production method based on estimated proven petroleum and natural gas reserves before royalties as determined by independent petroleum engineers. For purposes of the depletion calculation, proven reserves and production are converted into equivalent units based on estimated relative energy content.

Costs of acquiring unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

The Company applies a cost recovery test, a "ceiling test", to capitalized costs to ensure that such costs do not exceed estimated future net revenues from proven reserves plus the cost (net of impairments) of unproven properties. Costs and prices in effect at the balance sheet date are used and future net revenues are undiscounted and are calculated after deducting site restoration costs, general and administrative costs, financing costs and income taxes. Capitalized costs in excess of this ultimate recoverable amount are charged to earnings.

Other capital assets are recorded at cost. Depreciation is provided using the declining balance method at a rate of 20 percent.

(c) Interest in joint ventures:

Substantially all petroleum and natural gas exploration, development and production activities are conducted jointly with others. Accordingly, the consolidated financial statements reflect the Company's proportionate interest in these activities.

(d) Future site restoration costs:

Site restoration costs are provided for over the life of the estimated proven reserves on a unit-of-production basis. Costs are estimated each year by management in consultation with the Company's engineers based on current regulations, costs, technology and industry standards. The period charge is included in depletion and depreciation expense and actual site restoration expenditures are charged to the accumulated provision account as incurred.

(e) Flow-through shares:

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liabilities are increased and capital stock is reduced by the estimated tax cost of the expenditures to be renounced.

(f) Measurement uncertainty:

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

The amounts recorded for depletion and depreciation and the provision for future site restoration are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

(g) Revenue recognition:

Revenues associated with the sales of natural gas, natural gas liquids and crude oil are recognized when title passes to customers.

(h) Financial instruments:

The Company uses derivative financial instruments from time to time to hedge its exposure to commodity price and foreign exchange fluctuations. All transactions are related to an underlying physical position or to future oil and natural gas production and this hedging relationship is or is expected to be effective. The Company does not use derivative financial instruments for trading purposes.

Gains and losses on financial instruments designated as hedges are deferred and are recognized in the period and in the same financial category in which the revenues or expenses associated with the hedged transactions are recognized.

(i) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, the Company records future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability. Future income tax assets or liabilities are adjusted to reflect substantively enacted income tax rates and laws that will be in effect when the differences are expected to reverse.

(j) Per share amounts:

The loss per share is computed based on the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated giving effect to the potential dilution that would occur if options to purchase common shares were exercised and other convertible instruments were converted. The Company uses the treasury stock method to determine the dilutive effect of stock options and convertible debentures.

(k) Stock based compensation:

Effective January 1, 2002, the Company prospectively adopted the new standard on accounting for options or similar option based compensation in accordance with the recommendations of the Canadian Institute of Chartered Accountants. For options or similar instruments granted to non-employees, an amount equal to the grant date fair value of the instrument is charged to earnings over the vesting period. For options granted to employees, the Company elected to continue to record consideration paid by employees or directors on the exercise of options as a capital transaction.

The pro forma compensation cost for options granted to employees during 2002 had no significant effect on the reported loss.

(l) Foreign currency translation:

Monetary items are translated at the year end exchange rate and non-monetary items are translated at historical rates. Revenues and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains or losses are included in income.

(m) Goodwill:

Goodwill is recognized on acquisitions when there is an excess of the purchase price over the fair values of the assets acquired and liabilities assumed. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

3. **Capital Assets**:

		December 31, 2002		December 31, 2001
Petroleum and natural gas properties	$	24,230,750	$	1,766,461
Other		97,336		15,818
		24,328,086		1,782,279
Accumulated depletion and depreciation		(1,107,839)		(19,082)
	$	23,220,247	$	1,763,197

During the year ended December 31, 2002, $249,000 (2001 - nil) of general and administrative costs related to exploration and development activity were capitalized.

The Company had a surplus in its ceiling test using year end prices.

At December 31, 2002, the depletion calculation excluded unproven properties of $1,323,000 (2001 - nil). Future development costs of proven undeveloped reserves of $3,588,000 (2001 - nil) were included in the depletion and depreciation calculations.

At December 31, 2002, the estimated undiscounted future site restoration costs to be accrued over the remaining proved reserves were $3,796,000.

4. **Acquisitions:**

In June 2002, the Company purchased certain oil and gas properties, associated facilities and undeveloped land for approximately $6.0 million. In November 2001, the Company purchased certain oil and gas properties associated facilities and undeveloped land for approximately $1.8 million. The purchase price on acquisition of the properties was allocated as follows:

	2002	2001
Petroleum and natural gas properties	$ 5,953,079	$ 1,766,461
Prepaid expenses	70,268	41,032
	$ 6,023,347	$ 1,807,493

Consideration given:		
Cash	$ 5,243,347	$ 1,807,493
1,200,000 common shares at $0.65 per share	780,000	-
	$ 6,023,347	$ 1,807,493

5. Bank loan:

At December 31, 2002 the Company had available a $10.0 million revolving, reducing, operating demand loan with a Canadian chartered bank. The loan bears interest at the bank's prime rate plus 0.5 percent. Under the terms of the loan, the facility available reduces by $250,000 per month commencing January 31, 2003. The Company also has available a $5.0 million non-revolving acquisition and development demand loan at the same bank with interest payable at the bank's prime rate plus 1.0 percent, against which no amounts were drawn at December 31. These facilities are secured by a floating charge debenture over all of the assets of the Company and a general assignment of book debts.

6. Deferred credit:

The deferred credit is a provision for the loss associated with the mark-to-market valuation of Geodyne's natural gas price contract that was out of the money at the date of the acquisition. This provision is being amortized to income over the term of the contract ending October 2003.

7. Convertible debentures:

The Company has US$825,000 of secured, subordinated, convertible, redeemable debentures outstanding at December 31, 2002. The debentures mature in April 2004 and bear interest at 12 percent per annum payable monthly in US dollars. The debentures are convertible at any time, at the option of the holder, into common shares at a price CDN$1.08 per share. The Company may force conversion of the debentures into common shares if the trading price of the common shares is CDN$1.26 or greater for 20 out of 30 consecutive trading days. The debentures are redeemable at the option of the Company after April 2003. The debentures are subordinate to the bank loan.

8. Share capital:

(a) Authorized:

Unlimited number of special shares, without par value, issuable in series. No special shares have been issued.

Unlimited number of common shares without par value.

(b) Common shares issued:

	Number of shares	Amount
Balance at incorporation	-	$ -
Issued for cash (i)	1,189,750	535,387
Issued for cash on a flow-through basis (i)	1,972,022	1,084,613
Future tax effect of flow-through shares	-	(196,532)
Balance December 31, 2001	3,161,772	1,423,468
Issued for cash (i)	5,816,076	4,225,559
Issued for cash on a flow-through basis	2,363,636	2,599,999
Issued for acquisitions	1,200,000	780,000
Issued upon purchase of assets	692,308	450,000
Issued for cash upon exercise of options	440,000	44,000
Future tax effect of flow-through shares	-	(1,351,006)
Share issue costs, net of tax of $143,834	-	(198,628)
	13,673,792	7,973,392
Shares issued to ROGL shareholders on a three for one basis	41,021,376	-
Shares held by Geodyne shareholders	22,020,870	6,973,276
	63,042,246	14,946,668
Post amalgamation share consolidation on a three for one basis	(42,028,164)	
Balance December 31, 2002	21,014,082	$ 14,946,668

(i) During 2002, officers and directors of the Company purchased $134,000 of the common shares (2001 - $157,500 of the common shares and $302,500 of the flow-through shares).

c) Stock options:

The Company has a stock option program whereby directors, officers, employees and consultants are eligible to receive options. The outstanding options have exercise prices ranging from $0.48 to $0.96 per share and expire at various dates to October 2007. For future option grants, one third of the options vest as at one year after the time of the grant, one third on the second anniversary and the remaining on the third anniversary.

	2002		2001	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	440,000	$0.10	-	-
Granted	955,000	$0.77	440,000	$0.10
Exercised	(440,000)	$0.10	-	-
Cancelled or expired	(40,000)	$0.65		
Geodyne options exchanged (i)	561,299	$0.72	-	-
Options outstanding, end of period	1,476,299	$0.76	440,000	$0.10
Exercisable at year end	582,965	$0.75	440,000	$0.10
Weighted average remaining contractual life	3.7 years		4.7 years	

(i) As a result of the merger, every three outstanding Geodyne options were exchanged for one option of the Company.

d) Per share amounts:

		Year ended		Initial fiscal period ended
		December 31,		
		2002		2001
Loss per share – basic and diluted	$	(0.06)	$	(0.25)
Cash flow from operations – basic	$	0.13	$	(0.23)
Cash flow from operations - diluted	$	0.12		(0.23)
Weighted average number of shares outstanding – basic		7,633,249		448,195
Weighted average number of shares outstanding – diluted		8,042,565		545,300

9. Income taxes:

The provision for income taxes in the consolidated financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate of 42.1 percent (2001 – 42.6 percent) to the Company's loss before income taxes. The difference results from the following items:

		Year ended December 31, 2002		Initial fiscal period ended 2001
Expected tax recovery on loss before income taxes	$	(175,478)	$	(58,283)
Crown payments not deductible for tax purposes		259,533		-
Resource allowance		(11,760)		886
Alberta Royalty Tax Credit		(10,905)		-
Small business deduction		-		33,492
Attributed crown royalty income		(66,057)		-
Other		4,667		855
Capital tax		29,072		-
	$	29,072	$	(23,050)

The components of the net future income tax liability are as follows:

		December 31, 2002		2001
Future income tax assets:				
Share issue costs		115,396		-
Attributed crown royalty income		68,519		-
Future site restoration costs		104,160		2,743
Loss carry forward (i)		664,921		28,733
		952,996		31,476
Future income tax liabilities:				
Carrying value of capital assets in excess of tax basis		2,928,349		204,958
Net future income tax liability	$	1,975,353	$	173,482

(i) The loss carry forwards expire throughout the years to 2009

10. Commitments:

a) Flow-through shares:

The Company is required to spend $3.1 million before December 31, 2003 on expenditures qualifying as Canadian exploration expenses or Canadian development expenses.

b) Minimum lease payments:

At December 31, 2002, the Company has committed to future minimum payments under operating leases that cover office and other facilities for each of the next five years of approximately: 2003 - $179,000; 2004 – $102,000; 2005 – $102,000; 2006 – $102,000 and 2007 – $8,500.

11. Financial instruments:

a) Fair value of financial assets and liabilities:

The carrying value of accounts receivable and accounts payable and accrued liabilities approximate their fair value due to their relatively short periods to maturity. The bank loan approximates its fair value as it bears interest at a floating rate. The carrying value of the convertible debentures approximates an estimated fair value as the rate on the debentures is not significantly different from expected current rates.

c) Credit risk:

Substantially all of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

c) Interest rate risk:

The Company is exposed to fluctuations in interest rates. At December 31, 2002, the Company has approximately $4.6 million of debt with variable rates of interest.

d) Foreign exchange risk:

The Company is exposed to foreign currency fluctuations as the convertible debentures are denominated in U.S. dollars and monthly interest payments are made in U.S. dollars. The company is also exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

e) Risk management:

The Company may use various types of financial and physical sales contracts to manage the risk related to fluctuating commodity prices. At December 31, 2002, the Company had the following fixed price physical contracts:

	Volume	Price ($CDN)
Crude Oil:		
Aug 1, 2002 to Mar 31, 2003	100 bbl/d	$26.58 / bbl
Oct 1, 2002 to Mar 31, 2003	100 bbl/d	$27.05 / bbl
Jan 1, 2003 to Dec 31, 2003	100 bbl/d	$28.05 / bbl
Apr 1, 2003 to Dec 31, 2003	200 bbl/d	$27.80 / bbl
Natural Gas:		
Nov 1, 2002 to Oct 31, 2003	1,500 GJ/day	$4.75 / GJ
Jan 1, 2003 to Jan 31, 2003	1,000 GJ/day	$6.28 / GJ
Feb 1, 2003 to Dec 31, 2003 (floor / cap)	1,000 GJ/day	$5.00-$6.80 / GJ

At December 31, 2002, the amounts the Company would have to pay to terminate the crude oil and the natural gas contracts, assuming that the counterparty would allow the physical contracts to be terminated, were estimated to be $220,000 and $515,000, respectively.

12. Supplemental cash flow disclosure:

		2002		2001
Accounts receivable	$	(2,512,636)	$	(202,949)
Prepaid expenses and deposits		(140,995)		(78,269)
Accounts payable and accrued liabilities		6,358,776		167,126
Deferred credit		514,802		-
	$	4,219,947	$	(114,092)
Operating	$	203,700	$	(73,060)
Investing		1,330,211		(41,032)
Acquired in exchange for shares		2,686,036		-

		2002		2001
Cash interest paid	$	77,159	$	4,933
Cash taxes paid	$	-	$	-

13. Subsequent events:

In February 2003, the Company acquired certain oil properties and undeveloped lands in the West Hazel area of west central Saskatchewan. In addition, the Company disposed of certain oil properties in the Nelson and Battle Bend areas of Alberta. The net cash consideration paid of approximately $2.7 million was partially funded by borrowings under the non-revolving acquisition and development demand loan.

APPENDIX E -
PART 16 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)
TAKE-OVER BIDS - COMPULSORY PURCHASE

Definitions.

194 In this Part,

(l) **"dissenting offeree"** means an offeree who does not accept a take-over bid and a person who acquires from an offeree a share for which a take-over bid is made;

(m) **"offer"** includes an invitation to make an offer;

(n) **"offeree"** means a person to whom a take-over bid is made;

(o) **"offeree corporation"** means a corporation whose shares are the object of a take-over bid;

(p) **"offeror"** means a person, other than an agent, who makes a take-over bid, and includes 2 or more persons who, directly or indirectly,

(i) make take-over bids jointly or in concert, or

(ii) intend to exercise jointly or in concert voting rights attached to shares for which a take-over bid is made;

(q) **"share"** means a share with or without voting rights and includes

(i) a security currently convertible into such a share, and

(ii) currently exercisable options and rights to acquire such a share or such a convertible security;

(r) **"take-over bid"** means an offer made by an offeror to shareholders to acquire all of the shares of any class of shares of an offeree corporation not already owned by the offeror, and includes every take-over bid by a corporation to repurchase all of the shares of any class of its shares which leaves outstanding voting shares of the corporation.

Compulsory acquisition of shares of dissenting offeree.

195

(1) A take-over bid is deemed to be dated as of the date on which it is sent.

(2) If within the time limited in a take-over bid for its acceptance or within 120 days after the date of a take-over bid, whichever period is the shorter, the bid is accepted by the holders of not less than 90% of the shares of any class of shares to which the take-over bid relates, other than shares of that class held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on the bid being so accepted and on complying with this Part, to acquire the shares of that class held by the dissenting offerees.

(3) The rights of an offeror and offeree under this Part are subject to any unanimous shareholder agreement.

Offeror's notices.

196

(1) An offeror may acquire shares held by a dissenting offeree by sending by registered mail within 60 days after the date of termination of the take-over bid and in any event within 180 days after the date of the take-over bid, an offeror's notice to each dissenting offeree stating that

(a) the offerees holding more than 90% of the shares to which the bid relates have accepted the take-over bid,

(b) the offeror is bound to take up and pay for or has taken up and paid for the shares of the offerees who accepted the take-over bid,

(c) a dissenting offeree is required to elect

(i) to transfer the offeree's shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

(ii) to demand payment of the fair value of the offeree's shares

(A) by notifying the offeror, and

(B) by applying to the Court to fix the fair value of the shares of the dissenting offeree,

within 60 days after the date of the sending of the offeror's notice,

(d) a dissenting offeree who does not notify the offeror and apply to the Court in accordance with clause (c)(ii) is deemed to have elected to transfer the offeree's shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid, and

(e) a dissenting offeree shall send the share certificates of the class of shares to which the take-over bid relates to the offeree corporation within 20 days after he receives the offeror's notice.

(2) Concurrently with sending the offeror's notice under subsection (1), the offeror shall send or deliver to the offeree corporation a notice of adverse claim in accordance with section 77 with respect to each share held by a dissenting offeree.

Surrender of share certificate and payment of money.

197

(1) A dissenting offeree to whom an offeror's notice is sent under section 196(l) shall, within 20 days after the offeree receives that notice, send the offeree's share certificates of the class of shares to which the take-over bid relates to the offeree corporation.

(2) Within 20 days after the offeror sends an offeror's notice under section 196(l), the offeror shall pay or transfer to the offeree corporation the amount of money or other consideration that the

offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under section 196(l)(c)(i).

Offeree corporation's obligations.

198

(1) The offeree corporation is deemed to hold in trust for the dissenting offerees the money or other consideration it receives under section 197(2), and the offeree corporation shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

(2) Within 30 days after the offeror sends an offeror's notice under section 196(l), the offeree corporation shall, if the offeror has paid or transferred to the offeree corporation the money or other consideration referred to in section 197(2),

(a) issue to the offeror a share certificate in respect of the shares that were held by dissenting offerees,

(b) give to each dissenting offeree who elects to accept the take-over bid terms under section 196(1)(c)(i) and who sends or delivers the offeree's share certificates as required under section 197(1), the money or other consideration to which he is entitled, disregarding fractional shares, which may be paid for in money, and

(c) send to each dissenting shareholder who has not sent the shareholder's share certificates as required under section 197(l) a notice stating that

(i) the shareholder's shares have been cancelled,

(ii) the offeree corporation or some designated person holds in trust for the shareholder the money or other consideration to which the shareholder is entitled as payment for or in exchange for the shareholder's shares, and

(iii) the offeree corporation will, subject to sections 199 to 205, send that money or other consideration to the shareholder forthwith after receiving the shareholder's shares.

Offeror's right to apply.

199 If a dissenting offeree has elected to demand payment of the fair value of his shares under section 196(l)(c), the offeror may, within 20 days after it has paid the money or transferred the other consideration under section 197(2), apply to the Court to fix the fair value of the shares of that dissenting offeree.

No security for costs.

200 A dissenting offeree is not required to give security for costs in an application made under this Part.

Procedure on application.

201 If more than one application is made under sections 196 and 199, the offeror or a dissenting offeree may apply to have the applications heard together.

Court to fix fair value.

202 On an application under this Part, the Court shall fix a fair value for the shares of each dissenting offeree who is a party to the application.

Power of Court.

203 The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the shares of a dissenting offeree.

Final order.

204 The final order of the Court is to be made against the offeror in favour of each dissenting offeree who has elected to demand payment of the fair value of the offeree's shares for the fair value of the offeree's shares as fixed by the Court.

Additional powers of Court.

205 In connection with proceedings under this Part, the Court may make any order it thinks fit and, without limiting the generality of the foregoing, it may do any or all of the following:

(a) fix the amount of money or other consideration that is required to be held in trust under section 198(1);

(b) order that money or other consideration be held in trust by a person other than the offeree corporation;

(c) allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date the offeree sends or delivers the offeree's share certificates under section 197(l) until the date of payment;

(d) order that any money payable to a shareholder who cannot be found be paid to the Provincial Treasurer and section 228(3) applies in respect of money so paid.

Corporation's offer to repurchase its own shares.

206

(1) If the take-over bid is an offer by a corporation to repurchase its own shares section 196(2) does not apply, and section 197(2) does not apply, but the corporation shall comply with section 198(l) within 20 days after it sends an offeror's notice under section 196(l).

(2) Subsection (3) applies if:

(a) the take-over bid is an offer by a corporation to repurchase its own shares, and

(b) the corporation is prohibited by section 34

(i) from depositing or placing the consideration for the shares pursuant to section 198(l), or

(ii) paying the amount for the shares fixed by the Court pursuant to section 202.

(3) If the conditions referred to in subsection (2) are met, the corporation

(a) shall re-issue to the dissenting offeree the shares for which the corporation is not allowed to pay, and

(b) is entitled to use for its own benefit any money or consideration deposited or placed under section 198(1), and

(c) the dissenting offeree is reinstated to his full rights, as a shareholder.

Office of the Depositary, Valiant Trust Company

By Mail

Stock Transfer Services
510, 550 - 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

By Hand or by Courier

Calgary

Stock Transfer Services
510, 550 - 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

Telephone: (403) 233-2801
Fax: (403) 233-2847

Toronto

c/o Equity Transfer Services Inc.
Suite 420, 120 Adelaide Street West
Toronto, Ontario
M5H 4C3

Telephone: (416) 361-0152
Fax: (416) 361-0470

Enquiries

Telephone (403) 233-2801
Fax: (403) 233-2847
E-mail: valiant@telusplanet.net

Office of Soliciting Dealers and Information Agents

FirstEnergy Capital Corp.
1600, 333 - 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Telephone: (403) 262-0600
Fax: (403) 262-0633

GMP Securities Ltd.
Suite 2300, 500 - 4th Avenue S.W.
Calgary, Alberta
T2P 2V6

Telephone: (403) 543-3030
Fax: (403) 543-3038

Any questions and requests for assistance may be directed by Shareholders to the Depositary or either of the Soliciting Dealers and Information Agents at their telephone numbers and locations set out above.

The instructions accompanying the Letter of Transmittal should be read carefully before completion. The Depositary and Information Agent (see the back page of this document for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

JUN 2 8 2004

LETTER OF TRANSMITTAL

To accompany certificates
for
common shares
of

RANCHGATE ENERGY INC.

To be deposited pursuant to the Offer dated June 25, 2004
of

CLEAR ENERGY INC.

This letter of transmittal (the "**Letter of Transmittal**"), properly completed and duly executed, or a manually executed facsimile hereof, together with all other required documents, must accompany certificates for the common shares (the "**Ranchgate Shares**") of RANCHGATE ENERGY INC. ("**Ranchgate**") deposited pursuant to the offer (the "**Offer**") dated June 25, 2004 made by CLEAR ENERGY INC. ("**Clear Energy**" or the "**Offeror**") to holders of Ranchgate Shares. **The Offer will be open for acceptance until 4:00 p.m., (Calgary time), on August 3, 2004 unless the Offer is extended or withdrawn.** Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time may deposit such Ranchgate Shares according to the Procedure for Guaranteed Delivery set forth in Section 3 of the Offer. The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer have the respective meanings set out in the Offer.

Please carefully read the instructions set out below before completing this Letter of Transmittal.

TO: CLEAR ENERGY INC.

AND TO: VALIANT TRUST COMPANY, as Depositary

The undersigned delivers to you the enclosed certificate(s) for Ranchgate Shares, details of which are as follows:

(see Item 1, 6 and 7 of the Instructions)

Certificate Number	Name in which Registered	Number of Ranchgate Shares Deposited (see Item 6 of the Instructions for Partial Tenders)
	TOTAL:	

(Attach list in the above form, if necessary)

The undersigned:

(a) acknowledges receipt of the Offer and accompanying Circular;

(b) delivers to you the enclosed certificate(s) representing Ranchgate Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Ranchgate Shares represented by such certificates (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities, including any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after June 25, 2004, effective on and after the date the Offeror takes up and pays for the Purchased Securities (the "**Effective Date**");

(c) represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and that when the Purchased Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, charges, encumbrances, claims and equities;

(d) represents and warrants that the undersigned owns the Purchased Securities being deposited within the meaning of applicable securities laws;

(e) represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws;

(f) represents and warrants that the jurisdiction of residence of the undersigned is as specified below;

(g) in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which common shares of Clear Energy may be lawfully delivered, directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities: (a) to issue or cause to be issued certificate(s) for common shares of Clear Energy, if any, to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such certificates by first class insured mail, postage prepaid, to the address, or to hold the same for pick-up, as indicated below; and (b) to return any certificates for Ranchgate Shares not purchased under the Offer to the address indicated below in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Ranchgate);

(h) irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them and any other persons designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer, and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests, declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after June 25, 2004, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

  (i) to register or record, transfer and enter the transfer of Purchased Securities on the appropriate register of Shareholders maintained by Ranchgate; and

  (ii) to exercise any and all rights of the undersigned, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise) of holders of Ranchgate Shares (or adjournment thereof), and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities, any and all cheques or other instruments, respecting any distribution payable to or to the order of such registered holder in respect of the Purchased Securities;

and as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(i) agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Ranchgate and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Clear Energy any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by Clear Energy as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(j) if Ranchgate should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Ranchgate Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Ranchgate of such Ranchgate Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and the Offeror may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

(k) covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror;

(l) acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

(m) by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Ranchgate Shares deposited pursuant to the Offer will be determined by Clear Energy in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice; and

(n) by virtue of the execution of this Letter of Transmittal, agrees with the Offeror and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto, including, without limitation, the Notice of Guaranteed Delivery, be drawn up exclusively in the English language.

En signant la présente lettre de transmission, le soussigné est réputé d'avoir convenu avec l'initiateur, l'agent de transmission américain et le dépositaire que tous les contrats découlant de l'offre et de la présente lettre de transmission et tous les documents y afférents incluant, sans limiter la généralité de ce qui précède, l'avis de livraison garantie, soient rédigés exclusivement en anglais.

FORM OF PAYMENT

Under the Offer, the undersigned hereby agrees to receive for the Purchased Securities 0.386 of a common share of Clear Energy for each deposited Ranchgate Share.

Fractional interests in Clear Energy Shares will be settled by rounding up to the next whole Clear Energy Share. If a Shareholder (registered or beneficial) deposits more than one certificate for Ranchgate Shares, which are taken up under the Offer, the consideration to be paid to such Shareholder will be computed on the basis of the aggregate number of Ranchgate Shares deposited by such Shareholder.

BLOCK A

ISSUE CERTIFICATE(S) FOR COMMON SHARES OF CLEAR ENERGY IN THE NAME OF
(please print or type):

____
(Name)

____

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal/Zip Code)

____
(Telephone - Business Hours)

____
(Social Insurance or Social Security No.)
U.S. residents/citizens must provide their Taxpayer Identification Number ____________________

BLOCK B

SEND CERTIFICATE(S) FOR COMMON SHARES OF CLEAR ENERGY (UNLESS BLOCK C IS CHECKED) TO (please print or type):

☐ Same address as Box A or to:

____
(Name)

____

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal/Zip Code)

BLOCK C

☐ HOLD CERTIFICATE(S) FOR COMMON SHARES OF CLEAR ENERGY FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY IN CALGARY

BLOCK D

DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(see Item 2 of the Instructions)

☐ CHECK HERE IF RANCHGATE SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE CALGARY OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

RESIDENCE

The undersigned:

(a)	is a resident of Canada		☐	Yes	☐	No
(b)	if not a resident of Canada is a resident of	United States	☐	Yes		
		Other: specify	______________			

Signature guaranteed by (if required under Instruction 4):

Dated: ______________________, 2004.

____
Authorized Signature

____
Signature of Shareholder or Authorized Representative (see Instruction 5)

____
Name of Guarantor (please print or type)

____
Name of Shareholder (please print or type)

____
Name of Authorized Representative, if applicable (please print or type)

____
Address (please print or type)

Area Code & Telephone Number during Business Hours:

( ) ______________________

INSTRUCTIONS

1. **Use of Letter of Transmittal.**

   (a) This Letter of Transmittal (or a manually signed facsimile thereof) together with accompanying certificates representing the Purchased Securities must be received by the Depositary at one of the offices specified below prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

   (b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Ranchgate Shares is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, at one of the offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Ranchgate Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Ranchgate Shares.

2. **Procedures for Guaranteed Delivery**. If a Shareholder wishes to deposit Ranchgate Shares pursuant to the Offer and (i) the certificate(s) representing such Ranchgate Shares are not immediately available, or (ii) the Shareholder cannot deliver the certificate(s) representing such Ranchgate Shares and all other required documents to the Depositary prior to the Expiry Time, such Ranchgate Shares may nevertheless be deposited provided that all of the following conditions are met:

   (a) such a deposit is made by or through an Eligible Institution (as defined below);

   (b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal or a manually signed facsimile thereof is received by the Depositary at its office in Calgary (by hand, facsimile transmission or mail) as set forth in the Notice of Guaranteed Delivery together with a guarantee in the form set forth in such Notice of Guaranteed Delivery by an Eligible Institution, prior to the Expiry Time; and

   (c) the certificates representing the Ranchgate Shares in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed facsimile, must be received by the Depositary at its office in Calgary as set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Calgary time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

   An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States).

3. **Signatures**. This Letter of Transmittal must be completed and signed by the Shareholder accepting the Offer or by such Shareholder's duly authorized representative (in accordance with paragraph 5 below).

   (a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

   (b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if certificate(s) representing Clear Energy Shares are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in instruction 4 below.

4. **Guarantee of Signatures**. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities, if the certificate(s) representing Clear Energy Shares are to be issued to a person other than such registered owner(s), or if Purchased Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Ranchgate, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**. Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary at its discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**. If less than the total number of Ranchgate Shares evidenced by any certificate submitted is to be deposited, fill in the number of Ranchgate Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Ranchgate Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Ranchgate Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous**.

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Securities, additional certificate numbers and number of Purchased Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Purchased Securities are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal (or facsimile thereof), waive any right to receive any notice of acceptance of the Purchased Securities for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the Shareholder covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary or the Soliciting Dealers and Information Agents at any of their respective offices at the addresses listed on the last page of this document.

8. **Commissions and Stock Transfer Taxes**. No brokerage fees or commissions will be payable if the Offer is accepted by depositing Ranchgate Shares directly with the Depositary or if the services of the Soliciting Dealers and Information Agents are used to accept the Offer. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Purchased Securities to it or its order by the registered owner pursuant to the Offer. If, however, Clear Energy Shares to be received pursuant to the Offer are to be issued to, or if the certificates for Purchased Securities not deposited or purchased are to be registered in the

name of, any person other than the registered owner, or if certificates for Purchased Securities are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person will be payable by the seller which may include a deduction from the purchase price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

9. **Lost Certificates**. If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

Office of the Depositary, Valiant Trust Company

By Mail

Stock Transfer Services
510, 550 - 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

By Hand or by Courier

Calgary

Stock Transfer Services
510, 550 - 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

Telephone: (403) 233-2801
Fax: (403) 233-2847

Toronto

c/o Equity Transfer Services Inc.
Suite 420, 120 Adelaide Street West
Toronto, Ontario
M5H 4C3

Telephone: (416) 361-0152
Fax: (416) 361-0470

Enquiries

Telephone (403) 233-2801
Fax: (403) 233-2847
E-mail: valiant@telusplanet.net

Office of Soliciting Dealers and Information Agents

FirstEnergy Capital Corp.
1600, 333 - 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Telephone: (403) 262-0600
Fax: (403) 262-0633

GMP Securities Ltd.
Suite 2300, 500 - 4th Avenue S.W.
Calgary, Alberta
T2P 2V6

Telephone: (403) 543-3030
Fax: (403) 543-3038

Any questions and requests for assistance may be directed by Shareholders to the Depositary or either of the Soliciting Dealers and Information Agents at their telephone numbers and locations set out above.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for deposit of common shares
of
RANCHGATE ENERGY INC.
pursuant to the Offer dated June 25, 2004
of
CLEAR ENERGY INC.

The terms and conditions of the Offer set forth in the offer and circular of Clear Energy Inc. dated June 25, 2004 sent to holders of common shares of Ranchgate Energy Inc., are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used, but not defined, in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer.

This Notice of Guaranteed Delivery, or a manually signed facsimile hereof, must be used to accept the Offer made by CLEAR ENERGY INC. (the "**Offeror**") for the common shares (the "**Ranchgate Shares**") of RANCHGATE ENERGY INC. if (i) certificates representing the Ranchgate Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificates representing such Ranchgate Shares and all other required documents to the Depositary prior to the Expiry Time, as defined in the Offer. Such Ranchgate Shares may be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at its office in Calgary by hand, fax or mail by the Expiry Time; and

(c) the certificate(s) representing deposited Ranchgate Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually signed facsimile thereof, covering the Ranchgate Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Calgary on or before 5:00 p.m. (Calgary time) on the third trading day on the Toronto Stock Exchange after the date of expiry of the Offer.

This Notice of Guaranteed Delivery delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its office in Calgary not later than the Expiry Time must include a guarantee by an Eligible Institution in the form set forth below.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO:	CLEAR ENERGY INC.	
AND TO:	VALIANT TRUST COMPANY, as Depositary	
By Mail	***By Hand or Courier***	***By Facsimile***
Stock Transfer Services 510, 550 - 6th Avenue S.W. Calgary, Alberta T2P 0S2	Stock Transfer Services 510, 550 - 6th Avenue S.W. Calgary, Alberta T2P 0S2	(403) 233-2847

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Ranchgate Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer and Instruction 2 to the Letter of Transmittal.

Number of Ranchgate Shares	Certificate No. (if Available)	Name and address of Shareholder (please print)

Area Code and Number during
Business Hours:

(   ) ______________________________

Date: ______________________________

____
Signature

GUARANTEE

The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) hereby guarantees delivery to the office of the Depositary in Calgary specified on page 2 hereof of the certificates representing Ranchgate Shares tendered hereby, in proper form for transfer, together with delivery of a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Calgary time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

Date: ______________________________ ______________________________
Firm

______________________________ ______________________________
(Authorized Signature) (Please print name)

______________________________ ______________________________
(Address) (Area Code and Telephone Number)